124

05011969

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach Baumarkt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3729 FISCAL YEAR 2-28-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 10/24/05

Annual Report

HORNBACH-BAUMARKT-AG GROUP

2004 2005

ARIS
2-28-05



HORNBACH

Es gibt immer was zu tun.

Consolidated Balance Sheet Structure

in € million


ASSETS
1,162
1,274
1,274
1,162
LIABILITIES
Cash and cash equivalents
49/143
Short-term liabilities
315/464
Inventories, accounts receivable
and other assets
459/480
Long-term liabilities
530/335
Long-term assets
654/651
Shareholders' equity
359/363
2.29.2004
2.28.2005
2.28.2005
2.29.2004

Earnings before interest, taxes, depreciation and amortization (EBITDA)


00
01
01
02
02
03
03
04
04
05
Financial year
0
20
40
60
80
100
120
140
160
in € m
IFRS
HGB

Earnings before taxes and extraordinary result


00
01
01
02
02
03
03
04
04
05
Financial year
0
5
10
15
20
25
30
35
40
45
50
55
60
65
70
in € m
IFRS
HGB

HORNBACH stands for DIY megastores with garden centers – and for a passion for home improvement.

>>> **We have provided some impressions in a special enclosure which you can find between pages 36 and 37.**

Please turn over >>>

Key Group, Financial and Operating Information

Amounts shown in €m unless otherwise stated	Change in financial year 2004/2005 on previous year	IFRS 2004/2005	2003/2004	2002/2003	2001/2002	HGB 2000/2001	1999/2000	1998/1999	1997/1998	1996/1997	1995/1996
Sales and earnings figures [1]											
Net sales	8.9%	2,094	1,923	1,628	1,439	1,314	1,190	1,046	961	835	744
of which in other European countries	12.5%	688	611	424	317	266	213	140	68	29	-
Sales increase as % of net sales		8.9	18.2	13.1	9.5	10.5	13.7	8.9	15.1	12.1	13.9
Earnings before taxes and extraordinary result	55.3%	68	44	25	46	42	36	33	52	30	44
as % of net sales		3.2	2.3	1.6	3.2	3.2	3.0	3.1	5.4	3.6	5.9
Net income for the year	54.7%	43	28	14	30	23	15	31	33	11	20
as % of net sales		2.1	1.5	0.9	2.1	1.8	1.3	2.9	3.5	1.3	2.7
EBIT [2]	40.9%	91	65	46	65	64	55	48	68	41	49
as % of net sales		4.3%	3.4%	2.8%	4.5%	4.2%	4.0%	4.0%	6.2%	4.3%	5.7%
EBITDA [3]	20.0%	152	127	103	118	114	106	95	112	90	84
as % of net sales		7.3%	6.6%	6.4%	8.2%	8.7%	8.9%	9.1%	11.7%	10.7%	11.3%
Gross margin as % of net sales		36.4	35.7	35.3	36.4	36.2	36.4	37.4	38.0	38.0	37.6
Store expenses as % of net sales [4]		28.8	28.6	28.9	29.1	28.5	28.9	29.3	28.2	30.1	28.4
Costs of central administration as % of net sales [4]		3.9	3.7	4.0	4.1	3.8	3.7	4.2	3.6	3.4	3.0
Pre-opening expenses [4]	-10.6%	10	11	19	9	9	12	13	11	15	11
as % of net sales [4]		0.5%	0.6%	1.1%	0.6%	0.7%	1.0%	1.2%	1.2%	1.8%	1.4%
Cash flow figures [1]											
Capital expenditures	29.0%	92	71	140	120	78	115	127	140	124	110
Gross cash flow [5]	21.9%	129	106	83	100	93	87	80	97	79	80
as % of net sales		6.2%	5.5%	5.1%	6.9%	7.1%	7.3%	7.6%	10.0%	9.4%	10.7%
Earnings potential [6]	18.9%	139	117	101	109	102	99	93	108	94	90
as % of net sales		6.6%	6.1%	6.2%	7.6%	7.8%	8.3%	8.9%	11.2%	11.2%	12.1%
Net cash flow [7]	15.9%	105	90	72	83	74	66	78	78	60	56
as % of net sales		5.0%	4.7%	4.4%	5.8%	5.6%	5.6%	7.4%	8.1%	7.2%	7.5%
Dividend payments	0.6%	13.1	13.1	13.1	13.1	13.0	13.0	13.0	13.0	13.0	13.0
Balance sheet and financial figures											
Balance sheet total	9.6%	1,274	1,162	1,093	1,020	840	789	698	671	578	521
Fixed assets	-0.3%	635	638	664	589	465	480	420	377	326	256
Inventories	0.3%	426	425	363	323	278	262	208	178	149	123
Cash and cash equivalents	194.9%	143	49	23	50	30	30	49	17	58	132
Shareholders' equity	9.7%	399	363	350	350	261	250	247	230	209	212
as % of balance sheet total		31.3	31.3	32.0	34.3	31.0	31.7	35.5	34.3	36.2	40.7
Inventory turnover frequency per year		3.1	3.1	3.1	3.0	3.2	3.2	3.4	3.7	3.9	4.1
Return on shareholders' equity in % *based on net income for year*	44.8%	11.4	7.9	4.1	8.6	8.3	6.9	5.2	10.5	7.2	10.8
Retail store data											
Number of stores		117	110	102	91	82	78	70	65	60	53
of which: in Germany		88	83	78	75	70	67	62	62	58	53
in other European countries		29	27	24	16	12	11	8	3	2	-
Comparable store sales growth in %		1.5	5.2	1.5	1.4	2.5	3.2	-3.0	-1.4	-4.1	-3.0
Sales area in m² (based on BHB)	7.4%	1,198,209	1,115,900	1,014,685	887,427	791,429	733,267	637,231	552,856	487,958	405,547
- Weighted average net sales per m² in €	-0.5%	1,796	1,804	1,699	1,705	1,729	1,745	1,746	1,829	1,911	1,999
- Average store size in m²	2.0%	10,241	10,145	9,948	9,752	9,652	9,401	9,103	8,505	8,133	7,652
- Weighted average sales per store		18.4	18.3	16.9	16.6	16.7	16.4	15.9	15.6	15.5	15.3
Other information											
Employees – annual average in full-time equivalents	10.7%	9,407	8,499	7,464	6,733	6,122	5,494	4,926	4,529	3,899	3,354
Sales per employee in € 000s	-1.6%	223	226	218	213	215	217	212	212	214	222
Number of shares		15,097,830	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,000,000	15,000,000	15,000,000
EBITDA per share	19.4	10.09	8.45	6.89	7.88	7.60	7.09	6.35	7.48	5.98	5.60
Earnings per share in € [8]	54.8	2.88	1.86	0.96	1.99	1.42	1.15	0.83	1.54	1.01	1.50

1) *Starting in the 2003/2004 financial year: other taxes (e.g. property tax) have been included in operating expenses*
2) Earnings before interest and taxes
3) Earnings before interest, taxes, depreciation and amortization
4) Starting in the 2003/2004 financial year: excluding interest
5) Earnings before taxes and extraordinary result, plus depreciation
6) Gross cash flow, plus pre-opening expenses
7) Net income for the year, plus depreciation
8) Prior to the 2001/2002 financial year: DVFA/SG earnings

HORNBACH Baumarkt-AG Annual Report 2004 2005





Every project requires high-quality substance.


Company Profile

Company Profile

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the Hornbach family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.



In the second half of the 80s, and especially since 1990, HORNBACH has added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make the customers the focus of their activities. As of February 28, 2005, HORNBACH-Baumarkt-AG operated 117 DIY megastores with garden centers across Europe.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth witnessed by the company in recent years and form the basis for further expansion. With an average sales area of around 10,250 m² per store, HORNBACH is the market leader among the operators of DIY megastores with garden centers in Germany. Moreover, the company's sales area productivity is higher than that of any of its competitors in Germany. At € 2,094 million, HORNBACH's net sales in the 2004/2005 financial year also clearly place the company among the top players in the market.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores have subsequently been opened in the Netherlands, Luxembourg and the Czech Republic. The first two HORNBACH DIY megastores with garden centers in Switzerland were opened during the 2002/2003 financial year. HORNBACH celebrated its première in Sweden in October 2003. In August 2004, the Group celebrated its market entry in Slovakia. As of February 28, 2005, the company was operating a total of 29 DIY megastores with garden centers outside Germany. Its international share of sales will continue to grow in future. However, the Group will also continue to pursue opportunities for growth in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German stock exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Some 80% of the approximately 15.1 million ordinary shares in the company are held by HORNBACH HOLDING AG, while around 15% are owned by independent shareholders. The British retail group Kingfisher plc owned around 5.5% of the shares at the reporting date.

Development of sales at HORNBACH DIY megastores with garden centers



95/96
96/97
97/98
98/99
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00/01
01/02
02/03
03/04
04/05
Financial year
0
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in € m (net)




Good foundations
for successful work.
To Our Shareholders

Dear Shareholders,

The past year was a record year for our company. Our achievements included:
- crossing the € 2 billion sales mark
- reporting record operating earnings (EBIT) of € 91 million
- issuing the first corporate bond in the history of HORNBACH.

We can rightly be proud of these achievements, especially since they were accomplished in a competitive climate which has rarely been more difficult or unpredictable than in the past year. This was particularly true of the German DIY market.

After all, things had started well in 2004 – after eight years of declining comparable store sales, a revival in DIY enthusiasm, which even reached German living rooms via TV, once again led to positive growth figures. And it looked as if the sector would be able to benefit from this tailwind on an ongoing basis. However, the lull returned in August 2004. Even worse – poor weather conditions and a decline in consumers' propensity to spend have confronted the sector with an ominous headwind. Germany is still waiting for its consumer climate to pick up once again.

The patterns of behavior witnessed in the previous year on the bridges of most DIY store operators did not take long to return. Their crews fell back on the discount campaign as a tried and tested method thought to constitute a universal remedy to the strike being exercised by consumers. However, this time the dose was increased – with no regard for the side-effects on customer behavior.

For good reason, we have avoided taking such shortsighted unilateral actions, and have continued to polish up our retail format. At its core, this involves the attributes which we believe customers to value most, namely trust, reliability and predictability. The permanent low price strategy which we introduced at the end of the nineties has therefore become an uneventful matter of course. It naturally forms one aspect of the positioning of the HORNBACH brand, but nevertheless represents only one of several components of our success.

Pressure grows on competitors

There is nothing really novel in this insight, but it gains in relevance when one examines the impression made on outsiders by the German DIY sector. The saber rattling in the media intensified in the weeks surrounding the European DIY industry's most important congress, which was held in March 2005 and organized by the Federal Association of German Home Improvement, DIY and Specialist Garden Centers (BHB). A study published by a renowned consulting company was partly responsible for headlines such as "Chainsaw Massacre" or "Price War in the DIY Paradise". The intention, precision and conclusions of this study are certainly open to discussion, but one aspect is indisputable – some competitors will be facing even more difficult times ahead. The pressure to consolidate is intensifying massively on those DIY store operators who have neglected their strategic and financial homework, or were not in a position to take such measures. In view of our strengths and our growth strategy, I am convinced that we will emerge from the process of consolidation as one of the winners. However, it is also clear that we must work tirelessly on our business, so that we can continue to stoke the enthusiasm for our concept shown by ardent DIY customers, garden lovers, and construction professionals.

The latest callback actions in the sector, which involved gross safety defects in chainsaws and faulty smoke alarms, show that we have been right not to cut back on the quality of the products we offer, or of our services, merely in the interests of offering them at literally any price. This makes it all the more important for us to have a broad base of international procurement contacts in order to ensure that we can tap the optimal procurement source for the quality required. Our strategic alliance with Kingfisher, the largest DIY group in Europe, is particularly important in this respect and provides us with merchandising opportunities which remain denied to our competitors. The positive development of our gross margin – in spite of a further reduction in retail prices – is largely attributable to this competitive advantage.

"We are the top address for projects" – "The goods are not our product. Our product is satisfied customers".

These represent two key aspects of HORNBACH's foundations and are not only intended to gain the commitment of our employees to the guiding principles of our company. They briefly and succinctly express which strategy and which customer groups are at the center of our focus. In order to stimulate passion for home improvement, our DIY megastores with garden centers, whose average size exceeds 10,000 m², provide customers with the necessary attractive infrastructure for purchasing all of the products and services required for undertaking even larger-scale construction projects and renovations. The drive-in builders merchant centers, which HORNBACH is the first operator in Europe to have introduced, represent just the most recent example of this approach.

We still see considerable potential in the market

Innovations such as this differentiate us from our competitors. HORNBACH's unmistakable profile is based on a multitude of details in terms of the presentation of goods, its stocking and its logistics, but also on its type of advertising and customer proposal. A glance at our monthly advertising brochures will show how we provide our customers with the motivation to roll their sleeves up. In this way, it is possible to create additional demand. I am convinced that the potential of the supposedly saturated German DIY market is far from having been exhausted. One of the indications for this conviction is the massive backlog of renovation work in Germany, which will have to be caught up at some point and will more than compensate for the low level of new construction. It is estimated that around two thirds of the flats in Germany are more than 25 years old. A further indication is that the DIY store sales format in Germany has nowhere near reached the share of the overall DIY market it enjoys in the UK or in France (37%, compared with 50 - 52%). However, the above comments are subject to a major proviso – that the company has the right concept and a healthy, profitable store structure.

HORNBACH's Share of the German DIY Market
(market share in %)



7
6
5
4
3
2
1
0
00 01 01 02 02 03 03 04 04 05

We believe that our convictions have been endorsed, not only by the success seen in the past year, but also by our outperformance of the German market since the end of the nineties. It is therefore only consistent that we will continue to expand at first-class locations in Germany. There is no shortage of uncharted territory on the HORNBACH map in this respect. The same applies to our international business, which is playing an ever more important role within the overall Group in terms of its earnings contributions, and which has set high standards for the performance of new locations. While 33% of our sales in the past year were generated outside Germany, the international stores already contributed 38% of our EBITDA.

We have set ourselves ambitious targets for the future, both in Germany and abroad. These can only be achieved by making considerable investments in our infrastructure. The financing of our future growth has been secured in part by the successful placement of a corporate bond amounting to € 250 million in November 2004 (further details in the Management Report on Page 35). Our première on the debt capital markets has enabled us to access a major new source of financing and has resulted in a permanent improvement in our capital structure.

By contrast, many other German retail companies are obliged to look on with expressions of deep concern while banks rein in their lending policies ever more tightly. I am very pleased to report that the bond and the company rating (BB/Ba2) mean that we have already done our homework in this respect as well.

Steffen Hornbach
Chairman of the Board of Management





Solid value.

HORNBACH-Baumarkt-AG Share

The HORNBACH-Baumarkt-AG Share

Share price performance: March 1, 2004 to February 28, 2005 (base: March 1, 2004)


160
140
120
100
80
March 2004
April
May
June
July
August
September
October
November
December
January 2005
February
HORNBACH-Baumarkt-AG (Xetra)
SDAX
MDAX
DAX

Following their impressive recovery in 2003, in 2004 the international stock markets showed very moderate developments for virtually the whole of the year in spite of the upturn in the global economy. The significant increase in the oil price, coupled with the appreciation of the Euro against the US dollar, dampened the earnings expectations of many investors. Thanks to a final spurt starting at the end of October, the European stock markets were able to escape from their long period of marking time. The German stock markets were also boosted by positive figures from the USA, hopes of a further revival of the global economy and a temporary decline in the oil price.

The DAX rose by 7% during the reporting period (March 1, 2004 to February 28, 2005) to reach 4,350 points. Even greater interest was aroused by the value stocks among the second-line shares listed below the DAX. The MDAX improved by 17% over the same period, and the SDAX even rose by 19%. The superior performance shown by these share indices was attributable in part to the renaissance of the dividend yield as a criterion for investment. The year-end rally thus enabled more conservative stocks with high dividend yields in particular to benefit from higher levels of demand on the part of investors.

The HORNBACH-Baumarkt-AG share started the 2004/2005 financial year (March 1, 2004) at a price of € 26.62. Following an interim high in mid-April, which saw the XETRA price reaching a level of around € 28, the share followed the downward trend witnessed by the overall market, reaching its annual low of € 24.20 on May 31, 2004. The subsequent sideways movement lasted until the announcement of the company's pleasing half-year figures at the end of September 2004. The upturn, which generally exceeded the performance of the SDAX, gained further momentum following the publication of the nine-month figures at the end of 2004, pushing the HORNBACH-Baumarkt-AG share to its annual high of € 38.50 on February 23, 2005. The share was quoted at € 37.75 on the XETRA trading platform on the reporting date. The value of the share therefore increased by 42% during the year under report.

The pleasing performance of the share price made it possible for the first time in January 2005 to exercise subscription rights relating to the 1999 share option plan of HORNBACH-Baumarkt-AG. This led to the creation of a total of 86,330 new shares, as a result of which the number of ordinary shares rose from 15,011,500 to 15,097,830.



New Target Groups for Financial Communications

As part of our investor relations activities, we provided shareholders, analysts, the financial media and the general public with prompt information as to business developments at HORNBACH-Baumarkt-AG. Furthermore, quarterly reports, annual reports, press releases and additional financial information were published on the internet in both English and German (www.hornbach.com).

The 2004/2005 financial year involved a special challenge for the company's investor relations activities. Following several months of preparation, on November 12, 2004 HORNBACH-Baumarkt-AG celebrated its première on the European capital market for corporate bonds, which was accompanied by the company being granted a public rating for the first time (BB/Ba2). This involved a corporate bond with a volume of € 250 million, a term of ten years and an interest coupon of 6.125%. The issue was a great success. HORNBACH has thus accessed a major new source of debt financing (further details have been provided in the Group Management Report). At the same time, the company's spectrum of communications activities relating to its share was extended to include its new target group of bond holders. Since the bond issue, there has been a marked increase in the interest shown by the capital market in HORNBACH and its unique trading format. The DIY company thus has the opportunity of making its strengths known to a wider circle of investors over and above the stock markets.

The annual general meeting, the financial statements press conference, the DVFA analysts' conference and discussions with investors in Germany and abroad provided HORNBACH with the opportunity for intensive dialogue with the capital markets. These discussions focused not only on the current performance figures, but also on the strategy and market position of HORNBACH and on the Group's further growth prospects. With its DIY megastores with garden centers across Europe, HORNBACH has a clear focus on organic growth and its concept has proven to be successful on an international basis.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) is a solid long-term investment with a high intrinsic value and a stable dividend. Some 79.5% of the approximately 15.1 million ordinary shares in HORNBACH-Baumarkt-AG were held by its parent company HORNBACH HOLDING AG at the reporting date on February 28, 2005, while around 15.0% were owned by independent shareholders. The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds around 5.5% of the shares.

In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). The company's listing in the Prime Standard obliges it to meet a high level of transparency standards.

Financial Calendar for 2005

June 24, 2005	**Press Conference 2004/2005** **DVFA Analyst Meeting: HORNBACH-Baumarkt-AG** **Interim Report as of May 31, 2005**
September 01, 2005	**Annual General Meeting of HORNBACH-Baumarkt-AG**
September 29, 2005	**Interim Report as of August 31, 2005**
December 21, 2005	**Interim Report as of November 30, 2005**

HORNBACH

Key Figures for the HORNBACH-Baumarkt-AG Share (IFRS)		2004/2005	2003/2004
Nominal value of share	€	3.00	3.00
Dividend	€	0.87	0.87
Undiluted IFRS earnings per share	€	2.88	1.86
Total dividend payment	€ 000s	13,135	13,060
Shareholders' equity per share	€	26.40	24.21
Market capitalization*	€ 000s	569,943	414,317
Share price (Xetra)*	€	37.75	27.60
12-month high	€	38.50	28.99
12-month low	€	24.20	16.50
Shares issued	Number	15,097,830	15,011,500
Price/earnings ratio*		13.1	14.8

* at the end of the financial year (the last day in February)

Corporate Governance

Background

High-quality and responsible corporate governance are accorded the greatest priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Codex incorporates the principal legal requirements in respect of the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management. HORNBACH-Baumarkt-AG is in compliance with the extended version of the Codex published in July 2003 with the following exceptions: the disclosure of the remuneration of the Board of Management and the Supervisory Board on an individual basis, the setting of an age limit for members of the Supervisory Board, the recommendation that the Supervisory Board should include no more than two former members of the Board of Management, the setting of parameters of comparison for the share option program and the recommendation that the consolidated financial statements be made available to the general public within 90 days of the end of the financial year.

At their meeting on December 9, 2004, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their statement in respect of the recommendations of the German Corporate Governance Codex pursuant to Section 161 of Stock Corporation Law (AktG) and made this statement available to shareholders on the company's homepage. The complete statement has been published on Page 22 of this report.

The Supervisory Board

The Supervisory Board of HORNBACH-Baumarkt-AG consists of 12 members and, in line with the Law on Codetermination, includes equal numbers of shareholder and employee representatives. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board shall have the decisive vote in the second round, should such renewed voting also produce a parity. The Supervisory Board monitors the management of the company and provides ongoing advice to the Board of Management. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion of, amendments to and termination of employment contracts with members of the Board of Management. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalogue of those transactions and measures requiring such consent. This list of transactions requiring consent may at any time be extended or reduced by resolution of the Supervisory Board.

The members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue any personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. The members of the Supervisory Board are obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, in particular any such conflicts of interest arising due to their fulfilling any advisory, executive or supervisory role at customers, suppliers, lenders or other business partners of the company. Any conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in a termination of the relevant Supervisory Board mandate. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board. The Supervisory Board has established the following committees:

- Audit Committee
- Personnel Committee
- Mediation Committee

The members of the respective committees are listed on Page 46 of this report.

The Board of Management

Since October 1, 2004, the Board of Management of HORNBACH-Baumarkt-AG has consisted of six members and has a Chairman. The Board of Management of HORNBACH-Baumarkt-AG has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of planning, business development, the risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets both for the forthcoming financial year and for the medium term (five years) to the Supervisory Board. The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the group, with the permission of the Chairman of the Supervisory Board.



Remuneration of the Board of Management and the Supervisory Board

The compensation of the Board of Management consists of fixed and variable components. The remuneration system consists of an agreed fixed annual salary which is paid in equal monthly part-payments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated annual net income. Share options were allocated in four tranches to the members of the Board of Management within the framework of the 1999 share option program. Further details concerning the share option program have been provided on Page 91 of this report. The remuneration of the Board of Management for the 2004/2005 financial year has been disclosed in the notes to the consolidated financial statements, broken down into fixed components, performance-related components and components of a long-term incentive nature. Furthermore, the notes include further details as to the 1999 share option program at HORNBACH-Baumarkt-AG. As is the case at most German publicly listed companies, the remuneration of the members of the Board of Management has not been disclosed on an individual basis.

In line with the Articles of Association, the remuneration of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. The Chairman and the Deputy Chairmen, as well as the members and Chairmen of the Supervisory Board committees, receive additional remuneration. The remuneration of the Supervisory Board has been disclosed in the notes to the consolidated financial statements, broken down into its fixed and variable components. The remuneration of individual members of the Supervisory Board may be derived from the Articles of Association and the disclosures in the notes to the consolidated financial statements and has therefore not been disclosed separately.

The Annual General Meeting

The shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. They are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the homepage of the company. The Annual General Meeting is generally chaired by the Supervisory Board Chairman.

Accounting and Auditing

The financial statements of the HORNBACH-Baumarkt-AG Group are compiled in accordance with International Financial Reporting Standards (IFRS). The individual financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board proposal to the Annual General Meeting with regard to the auditor to be elected. HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and adjusted to any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

Transparency

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are provided with up-to-date information at regular intervals with regard to the situation of the company and to any material alterations in its business situation. The internet constitutes the principal means of communication for such information.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of:

- Quarterly reports
- The annual report
- The annual financial results press conference
- Telephone conferences with international financial analysts and investors
- Events with financial analysts and investors in Germany and abroad.

The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet at www.hornbach.com. In addition to these regular reporting activities, any facts arising at HORNBACH-Baumarkt-AG which are likely to have a significant influence on the price of the company's share are published in the form of ad hoc announcements. In accordance with Section 15a of the Securities Trading Law (WpHG) and Point 6.6 of the German Corporate Governance Codex, members of the Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG are required to disclose any purchase or sale of shares in HORNBACH-Baumarkt-AG. The disclosures received by HORNBACH-Baumarkt-AG during the 2004/2005 financial year were published without delay on the company's homepage.

Statement on the Corporate Governance Codex pursuant to Section 161 of the German Stock Corporation Act

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare in accordance with Section 161 of the German Stock Corporation Act (AktG) that the recommendations of the "German Corporate Governance Codex" government commission, as outlined in the version dated November 7, 2002 and published in the Federal Gazette on November 26, 2002, were in principle fulfilled since the initial statement of compliance made on November 27, 2002 up to the new version of the German Corporate Governance Codex dated July 4, 2003. Application was not made of the recommendations included in Points 5.4.1 clause 2, 5.4.2 and 7.1.2 clause 2 of the German Corporate Governance Codex.

Since July 4, 2003, the recommendations of the government commission, as outlined in the version dated May 21, 2003 and published in the Federal Gazette on July 4, 2003, have been and are in principle fulfilled. Application has not been made and is not made of the recommendations included in Points 4.2.3 clause 5 and clause 7, 4.2.4 clause 2, 5.4.1 clause 2, 5.4.2, 5.4.5 clause 6 and clause 7 and 7.1.2 clause 2. The deviations mentioned have arisen on account of the following considerations:

a) Point 4.2.3:
In Point 4.2.3 clause 5, the Codex recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It merely lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 clause 7, the Codex further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides a relatively small allocation of options to members of the Board of Management.

b) Point 4.2.4:
Point 4.2.4 clause 1 recommends that the remuneration of the members of the Board of Management be reported in the notes to the consolidated financial statements, broken down into fixed salary, performance-related components and components of a long-term incentive nature. Point 4.2.4 clause 2 further recommends that such disclosures be made on an individual basis. On account of the overall level of remuneration for the Board of Management, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary.

c) Point 5.4.1:
In Point 5.4.1 clause 2, the Codex recommends that an age limit be set for members of the Supervisory Board. This recommendation has not been and is not followed. With the election of the longstanding former members of the Board of Management, Albert Wilhelm and Otmar Hornbach, to the Supervisory Board, we have secured a great pool of experience and competence for the benefit of the company. Their re-election demonstrates that our shareholders are of the same opinion.

d) Point 5.4.2:
In Point 5.4.2, the Codex recommends that no more than two former members of the Board of Management should be members of the Supervisory Board. This recommendation has not been and is not followed, since the members of the Supervisory Board include Albert Wilhelm, Albrecht and Otmar Hornbach, three former members of the Board of Management of HORNBACH-Baumarkt-AG.

It should be acknowledged, however, that Albrecht Hornbach is simultaneously Chairman of the Board of Management of HORNBACH HOLDING Aktiengesellschaft and therefore represents the interests of the parent company.

e) Point 5.4.5:
In Point 5.4.5 clause 6, the Codex recommends that the remuneration of members of the Supervisory Board be reported in the notes to the annual financial statements on an individual basis and broken down into its constituent components. On account of the overall level of remuneration for the Supervisory Board, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary. In Point 5.4.5 clause 7, the Codex further recommends that any remuneration paid or benefits granted by the company to members of the Supervisory Board for any services rendered personally, especially advisory and mediation services, are to be reported in the notes to the annual financial statements on an individual basis. HORNBACH HOLDING AG makes use of the opportunity of drawing on the expertise of members of the Supervisory Board in specific areas. Such cooperation is undertaken on the basis of insubstantial (symbolic) remuneration. We see no need to provide individual disclosures in this respect.

f) Point 7.1.2:
In Point 7.1.2 clause 2, the Codex recommends that the consolidated financial statements be made available to the general public within 90 days of the end of the financial year. We have deviated and continue to deviate from this recommendation. Following the successful introduction of SAP and the implementation of the resultant organizational changes we nevertheless intend to publish our consolidated financial statements within 90 days. This is expected to be possible for the first time for the consolidated financial statements for the 2005/2006 financial year. In Point 7.1.2 clause 2, the Codex further recommends that interim reports be made available to the general public within 45 days of the period under report. We already meet the requirements of this recommendation.

Bornheim, December 9, 2004
HORNBACH-Baumarkt-Aktiengesellschaft

The Supervisory Board The Board of Management






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Group Management Report


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Group Structure of HORNBACH-Baumarkt-AG

HORNBACH-Baumarkt-AG*
Bornheim

- 88 DIY megastores with garden centers in Germany
- HORNBACH International GmbH Bornheim: 29 DIY megastores with garden centers in other European countries
  - HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria — 11 megastores
  - HORNBACH Holding B.V., Amsterdam, Netherlands — 8 megastores
  - HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic — 4 megastores
  - HORNBACH Baumarkt Luxemburg S.à.r.l., Bertrange, Luxembourg — 1 megastore
  - HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland — 3 megastores
  - HORNBACH Byggmarknad AB, Gothenburg, Sweden — 1 megastore
  - HORNBACH Baumarkt SK spol s.r.o., Bratislava, Slovakia — 1 megastore

* plus further subsidiaries as depicted in complete overview provided on Page 60

Status: February 28, 2005

Group Management Report

Successful year for the global economy

2004 was a successful year for the global economy. Production growth was higher than at any time since the mid-seventies. Particularly in the first half of the year, the global upturn gained in strength in the wake of the US American and Chinese economies. Most other regions also witnessed markedly positive trends. In addition to the sharp rise in exports, this upturn was also supported by more buoyant levels of domestic demand in many European countries. This was especially true of the new EU member states, which saw considerable growth in investments and private consumer expenditure. The recovery in the Eurozone also made good progress until the middle of the year, but slackened off perceptibly from the third quarter. This was partly due to the sharp rise in prices on the energy and commodity markets and to the significant appreciation in the value of the Euro compared with the US dollar, which led to European exports being less competitive in terms of their prices. However, this was offset by the improvement in sales opportunities for producers located in areas using the dollar.

European economy benefits from global upturn in 2004.

According to data released by Eurostat, the gross domestic product (GDP) of the Eurozone rose by 2.0% in real terms in 2004, compared with a mere 0.5% in the previous year. Including the new member states (EU 25), the growth rate amounted to 2.3%, following 0.9% in 2003. Some of the countries in which HORNBACH operates DIY megastores with garden centers reported considerable growth. The GDP of Slovakia and the Czech Republic, for example, rose in real terms by 5.5% and 4.0% respectively. The economies in Luxembourg (forecast: 4.0%) and Sweden (3.5%) also grew at a rapid pace. At between 1.3% to 2.0% in real terms, the range of economic growth reported for the Netherlands, Austria, Switzerland and Germany was lower, but nevertheless underlined the clear trend towards recovery in 2004. One year earlier, Switzerland and the Netherlands had reported negative growth, and the German economy had continued to stagnate (2003: -0.1%).

Brighter economic prospects for Germany

Germany witnessed an improvement in its economic framework as a result of the employment market and tax reforms which took effect in 2004. Those German companies with international activities are well-positioned in the global markets and have pressed ahead with sometimes painful consolidation measures in order to adapt themselves to global competition.

According to calculations made by the Federal Statistics Office, the GDP in Germany, which remains the core European market of HORNBACH, rose by 1.6% in real terms in 2004. Following the weak economic developments seen in the previous three years, this represents the strongest growth since 2000 (plus 2.9%). This growth is partly attributable to the fact that there were 4.7 more working days in the past year than in 2003. Following adjustment to account for this calendar effect, GDP grew by 1.0%. The revival of the economy in 2004 was notably attributable to the buoyant level of international demand. Net exports, i.e. the balance of exports and imports, contributed 1.1 percentage points to GDP growth in real terms. However, the export motor lost its initial impetus in the second half of the year, not least on account of the appreciation of the Euro. The overall picture therefore continued to be characterized by the ongoing weakness of the domestic economy, which has not yet succeeded in reaching any breakthrough.

Private consumer expenditure showed an overall decline of 0.4% in real terms in 2004. Nonetheless, the negative trend seen in the first nine months showed a slight turnaround into positive territory in the final quarter. Even if this does not necessarily reflect any permanent increase in consumers' propensity to spend, there are nevertheless signs of a possible improvement in the situation for the retail sector in Germany. The mood among private households has brightened up. According to the findings of the monthly surveys undertaken by the Company for Consumer Research (GfK), a significant increase was seen at the beginning of 2005 in the propensity of private households to make acquisitions. The consumer climate has shown positive developments. This is all the more surprising in view of the fact that this subdued level of optimism has been able to put out shoots in spite of unemployment remaining high in Germany.

The rise in unemployment was offset by an increase in the number of people in paid employment. However, the latter increase mainly involved low-paid jobs (mini-jobs, so-called "one Euro jobs"). The number of employees contributing to the social security system continued to decline. The sharp rise in the number of people registered unemployed to more than 5 million at the beginning of 2005 triggered a discussion as to the real extent of underemployment in Germany. It should be noted in this respect, however, that the rise in unemployment at the beginning of the year was in part a statistical effect resulting from the merging of unemployment benefit and income support (Hartz IV). The unemployment rate in Germany had risen to 12.6% by the end of February 2005 (previous year: 11.1%). It amounted to 10.4% in West Germany and to 20.7% in East Germany.

There was a slight increase (plus 0.4%) in public sector consumption expenditure. The decline in gross fixed capital formation in 2004 (-0.9%) was lower than in the previous year (-2.2%). While more investments were made in plant (plus 1.2%) and other equipment (plus 1.4%), building investments continued to decline (-2.6%). However, this decline was not as severe as in the previous three years. Investments in residential buildings showed a comparatively slight decline of 1.6%. The construction industry was nevertheless faced with a considerable decline in the volume of public sector and commercial construction orders (-8.7% and -4.5% respectively).

Private consumption still waiting to pick up.

The increase in living costs remained moderate in spite of the rise in energy prices and of additional health costs. This supported the purchasing power of private households. Inflation amounted to 1.6% in 2004. At 1.3%, the rise in disposable income in private households in 2004 was at around the same level as the growth in private consumer expenditure (plus 1.2% in nominal terms). Between 1992 and 2000, the consumer expenditure of private households had risen more sharply than their disposable income. The reverse was the case between 2001 and 2003. Consumers' reluctance to make purchases played a significant role in Germany's poor economic performance during this period. This trend continued in 2004. Although the income tax reform meant that German citizens had a net average of 1.6% more in their wallets, the savings rate rose from 10.7% in the previous year to 10.9% in 2004.



Further decline in retail sales

The insecurity on the part of consumers once again left a noticeable mark on the German retail sector. Following disappointing Christmas sales, the sector concluded 2004 with a negative performance. According to the Federal Statistics Office, retail sales (excluding automobile retail and gas stations) fell by 1.6% in nominal terms (2003: -0.7%) and by 1.7% in real terms (2003: -0.8%). Hardly any areas of the retail sector managed to report sales growth. The very small number of exceptions included furniture and furnishings retailers and the DIY and home improvement sector, which is an indication of the considerable backlog of consumer expenditure. Increasing numbers of German consumers are clearly no longer willing to postpone large-scale acquisitions aimed at improving the quality of their personal living space.

Mixed developments in the DIY sector

The German do-it-yourself and garden store (DIY) sector once again performed better than the overall retail sector in 2004. In the subdued consumer climate, however, the DIY segment only succeeded in maintaining the sales growth witnessed in the previous year for the first six months of the year. Sales in the segment showed disappointing developments in the second half of the year.

Mixed year for DIY market volume - only a slight increase.

Based on figures released by the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), there were 4,332 DIY stores in Germany in 2004. Sales at the 3,211 DIY stores with a sales area in excess of 1,000 m^2 (previous year: 3,150) rose by 1.0% to € 17.44 billion (previous year: € 17.27 billion). This sales growth came at the expense of small-scale DIY stores and standalone garden centers. Sales at DIY stores with sales areas of less than 1,000 m^2 declined by 1.4% to € 4.21 billion (previous year: € 4.27 billion).The market volume of all DIY and garden stores in Germany relevant for the measurement of market share therefore showed only a slight increase from € 21.54 billion in the previous year to € 21.65 billion in 2004 (plus 0.5%).

According to calculations made by the BHB, like-for-like sales, i.e. not accounting for sales at newly opened stores, showed a slight decline of 0.5% (previous year: plus 2.1%), even though this figure had amounted to plus 0.6% in the middle of the year. One of the main reasons for this development was the



fact that changeable weather conditions and high volumes of precipitation in the summer and autumn months marred the results of gardening divisions, which on average contribute more than one fifth to the overall sales of German DIY and home improvement stores. Overall, there was a decline in the volume of plants, soil, fertilizer, garden wood, decorative articles and garden furniture sold compared with the previous year. In contrast to the developments witnessed in previous years, in 2004 the BHB also observed a shift on the part of home improvement customers away from decorative product ranges towards construction-related hard DIY product ranges.

Consolidated sales up by 8.9%

In the past financial year (March 1, 2004 to February 28, 2005), HORNBACH-Baumarkt-AG once again showed stronger growth than its competitors in the German DIY segment. Consolidated sales (excluding sales tax) rose by 8.9% during the year under report from € 1.923bn in the previous year to € 2.094bn.

Sales in Germany up by 7.3% – well above sector average.

Around 67% of sales were generated by the DIY megastores with garden centers operated by HORNBACH-Baumarkt-AG in Germany (previous year: 68%). The net sales of these stores rose by 7.3% to € 1.406bn (previous year: € 1.310bn). The growth rate therefore remains considerably higher than the German sector average (0.5%). On February 28, 2005, the sales areas of all 88 outlets in Germany amounted to around 857,000 m^2, with an average German store size of 9,738 m^2.

The 29 HORNBACH DIY megastores with garden centers in operation outside Germany at the reporting date – in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (4), Switzerland (3), Sweden (1) and Slovakia (1) – increased their net sales by 12.5% from € 611m to € 688m. The share of consolidated sales generated by the international stores showed a slight increase to around 33% (previous year: 32%). The average sales area of the international HORNBACH stores amounted to 11,705 m^2 as of the reporting date.

HORNBACH opened a total of five DIY megastores with garden centers during the year under report. In Germany, these included on the one hand the opening of a new store in Osnabrück, and on the other hand the opening of new megastores in Fürth and Braunschweig, both of which replaced the outdated existing locations in their respective catchment areas. In other European countries, stores opened their doors in Bratislava (Slovakia) and in Villeneuve on Lake Geneva (Switzerland).

At the end of the 2004/2005 financial year, a total of 113 DIY megastores with garden centers were in operation across the Group (previous year: 110), as well as four standalone Lafiora garden centers, which have been managed under the auspices of HORNBACH-Baumarkt-AG since March 1, 2004. With total sales areas of 1,198,209 m^2, the average sales area per store amounted to 10,241 m^2 (previous year: 10,145 m^2). This puts HORNBACH in a unique position among the larger-scale DIY store operators in Europe and makes it the market leader in the megastore segment, i.e. for stores with sales areas in excess of 10,000 m^2.

Like-for-like sales growth

Following the sharp growth in like-for-like sales reported for the 2003/2004 financial year (plus 5.2% across the Group), HORNBACH succeeded in building on this already high level during the period under report. Like-for-like sales rose by 1.5% across the Group. However, the company's performance can be divided into two periods in this respect. While the first and second quarters (March to August 2004) once again saw highly dynamic growth, with like-for-like sales increasing by 2.3% and 6.2% respectively, like-for-like sales in the third (-0.9%) and fourth (-2.2%) quarters turned negative and thus followed the trend witnessed by the weakened overall DIY market in Germany during the past autumn and winter.

Overall, like-for-like sales at the HORNBACH stores in Germany showed a slight improvement of 0.2% in spite of the extremely aggressive pricing policies on the part of competitors. This was partly attributable to the clear and unmistakable positioning of the HORNBACH brand among enthusiastic home improvement customers, as well as to the enhancements made to the large-scale sales format. However, it was also due to the introduction of a new drive-in concept, which is currently being tested in several HORNBACH DIY stores across the Group. This concept aims to provide customers with comfortable access to the merchandise when buying cumbersome or heavy items, such as those in the construction materials department. HORNBACH has thus underlined its traditional expertise in the segment of construction-related products. The company has also adhered consistently to its permanent low price strategy, coupled with a price guarantee, in spite of the innumerable discount campaigns on the part of its competitors. Rising customer and sales figures demonstrate that consumers who have been rendered insecure by the price wars in the German retail sector have confidence in the reliable pricing strategy, product competence and quality of service offered by HORNBACH. According to independent marketing surveys, HORNBACH has established itself among consumers as a leading brand in the DIY sector.



Further rise in market share

In its core German market, HORNBACH has outperformed the overall sector for the sixth consecutive year. In terms of the 2004 calendar year, like-for-like sales in the overall sector declined by 0.5%. Like-for-like sales at HORNBACH, by contrast, rose by 1.9% over the same period. Between 1999 and 2004, HORNBACH succeeded in improving the sales of its existing markets by 9% points, while the overall market lost ground to the same extent. HORNBACH's lead over its competitors is even more apparent when its newly opened stores are accounted for. Since 1999, HORNBACH has grown by just under 56% in the German market, which has only grown by a mere 2.6% in the past six calendar years. This is clearly reflected in the development of the market share of HORNBACH-Baumarkt-AG in Germany, which improved from 4.9% in 1998 to 7.6% in 2004 (2003: 7.0%).

4.4%
like-for-like sales growth at international stores.

The company's sales performance outside Germany once again showed a pleasing growth trend. Thanks to its unmistakable megastore format, HORNBACH is now very successfully established and has managed to acquire market share in seven other European countries. Like-for-like sales rose by 4.4% at the international HORNBACH DIY megastores with garden centers over the four quarters. These stores therefore made a major contribution to the successful performance of the Group once again in the 2004/2005 financial year.

EBIT rises by 41% and reaches record level.

Significant earnings growth

Earnings showed even stronger growth than sales during the 2004/2005 financial year. Operating earnings (EBIT) calculated in accordance with IFRS international accounting standards increased by 40.9% to € 91.0m (previous year: € 64.6m). Consolidated earnings before taxes and extraordinary items rose from € 43.8m in the previous year to € 68.0m (plus 55.3%), thus reaching a record high.

The very pleasing development of earnings in the reporting period from March 1, 2004 to February 28, 2005 was primarily attributable to like-for-like sales growth, the earnings contributions of newly opened stores, a lower level of pre-opening expenses, improved procurement conditions in spite of a slight reduction in retail prices, and more efficient merchandise management. Moreover, the profits on disposals made within the framework of sale and rent back transactions also contributed to the pleasing results.

The gross profit of the HORNBACH-Baumarkt-AG Group rose as a percentage of sales from 35.7% to 36.4% in spite of the further reduction in retail prices. This is principally due to the improved conditions and additional purchasing sources in the company's international procurement activities, which benefited from the cooperation with Kingfisher, as well as to the improved control and management of store inventories.

Compared with the previous year, the company's rate of expansion was curbed slightly in the 2004/2005 financial year, which had a positive impact on its earnings performance. Following five new store openings (previous year: eight), pre-opening expenses fell from € 10.8m in the previous year to € 9.7m (minus 10.6%). They therefore declined as a percentage of net sales from 0.6% to 0.5%. This cost category includes those expenses incurred prior to the opening of a new HORNBACH DIY megastore with a garden center. These mainly involve personnel expenses.



The Group's selling and store operating expenses rose as a proportion of sales in the 2004/2005 financial year. They amounted to € 603.9m (previous year: € 549.2m). As a percentage of net sales, selling and store operating expenses amounted to 28.8% at the reporting date (previous year: 28.6%). This increase is primarily attributable to a higher level of personnel and operating expenses.

The Group's general and administration expenses also rose as a percentage of sales in the 2004/2005 financial year to reach € 81.6m (previous year: € 71.2m). This is principally due to the preparations for the conversion of the existing merchandising system to SAP. Moreover, this item also includes the start-up costs relating to the development of administrative structures in Sweden and Slovakia. The administration expenses ratio (as a percentage of net sales) rose from 3.7% to 3.9%.

The personnel expenses included in the selling, store, general and administration expenses increased by 10.6% from € 307.7m to € 340.4m. This is mainly due to the introduction of SAP and to regionally promoted measures to enhance customer advisory services.

At € 61.3m, the depreciation of fixed assets was 1.6% lower than in the previous year (€ 62.3m). This figure includes extraordinary depreciation amounting to € 4.3m (previous year: € 3.9m) resulting from a decline in the current value of land not used for operating purposes. The company aircraft was also subject to extraordinary depreciation in the previous year.

The extraordinary result reported in the income statement, which mainly consists of income from advertising expense grants, income from the disposal of assets, income from exchange rate differences and other income, as well as expenses relating to the taking of provisions for loss-making rental agreements, extraordinary depreciation and expenses relating to exchange rate differences, increased by € 13.2m to € 23.2m, mainly as a result of the sale of three retail properties. In the course of the financial year, the HORNBACH DIY megastore with a garden center and the builders merchants warehouse in Binzen, as well as the properties in Sindelfingen and Villeneuve, were sold to real estate companies and rented back on a long-term basis. The sale and rent back transactions generated profits on disposal amounting to € 10.2m.

Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 20.0% to € 152.3m (previous year: € 126.9m). The EBITDA margin thus improved from 6.6% in the previous year to 7.3%. Operating earnings (EBIT) recorded an increase of 40.9% to € 91.0m (previous year: € 64.6m). The EBIT margin rose from 3.4% to 4.3%.

The consolidated earnings before taxes and the extraordinary result of € 68.0m include accounting profits amounting to around € 10.2m from sale and rent back transactions (previous year: € 0.8m). The return on sales before taxes and the extraordinary result improved from 2.3% to 3.2%.

The consolidated net income of the HORNBACH-Baumarkt-AG Group rose by 54.7% from € 28.0m to € 43.3m. The return on sales after taxes increased from 1.5% to 2.1%. The Group's undiluted earnings per share calculated in accordance with IFRS taking account of the 86,330 new shares arising in the 2004/2005 financial year in connection with the company's 1999 share option plan also showed a significant improvement from € 1.86 to € 2.88.

Growth at home and abroad

The international HORNBACH DIY megastores with garden centers made a particularly significant contribution to the considerable improvement in the earnings performance in the 2004/2005 financial year. According to the company's segment reporting, the EBITDA for Germany amounted to € 95.3m (previous year: € 87.0m). This is equivalent to a 62% share of the EBITDA of the overall HORNBACH-

Baumarkt-AG Group (previous year: 68%). The earnings contribution (EBITDA) of the HORNBACH International subgroup, at which all of the activities outside Germany are pooled, showed a significant increase during the reporting period, rising from € 40.3m to € 57.2m. The international share of the overall EBITDA figure therefore increased from 32% to 38%. If this figure is compared with the respective share of sales, the significance of the HORNBACH stores in other European countries for the Group's earnings performance becomes apparent. At the same time, this also reflects the success of the Group's international expansion strategy. HORNBACH has succeeded in rolling out its large-scale retail format, which moulds the competition, as an "export hit" in a wide variety of country markets and has gradually acquired market share. With the exception of the countries most recently accessed by HORNBACH (Sweden and Slovakia, each with only one store as yet), the operations in all countries outside Germany made a clear profit following the deduction of general and administration expenses.

Significant rise in earnings contributions from international stores.

The HORNBACH DIY megastores with garden centers in **Austria** contributed a higher level of earnings to the consolidated earnings for the 2004/2005 financial year than in the previous year. Although the competitive climate was similarly difficult to that in Germany, earnings rose as a proportion of sales. Following the rapid pace of expansion in the three previous years, no new stores were opened during the 2004/2005 financial year. The improvement in earnings was principally due to a year-on-year improvement in the gross margin and to cost savings in store operations and administration. At the reporting date, the network of locations in Austria comprised 11 stores with sales areas totaling 131,000 m^2.

The HORNBACH DIY megastores with garden centers in the **Netherlands** once again reported a highly dynamic earnings performance. This development was mainly attributable to like-for-like sales growth, to improvements in the gross margin and to a reduction in the selling, store, general and administration expenses ratio. As in the previous year, the network of HORNBACH locations in the Netherlands consisted of eight megastores with sales areas totaling around 82,400 m^2 at the reporting date.

During the year under report, the HORNBACH DIY megastore with a garden center in **Luxembourg** maintained the successful business performance witnessed in previous years. In view of the duchy's continuing economic buoyancy, the store's operating earnings contributions showed a significant increase as a proportion of sales.



The HORNBACH stores in the **Czech Republic** also showed a pleasing growth trend. A year-on-year increase in the gross margin and declining selling, store, general and operating expense ratios enabled earnings to rise as a proportion of sales. The HORNBACH megastore format is a fixed reference point in the Czech DIY market. With four locations (unchanged on the previous year) and sales areas totaling 48,600 m², HORNBACH was able to increase its market share during the 2004/2005 financial year.

With the opening of a new store in Villeneuve on Lake Geneva in November 2004, the store network in **Switzerland** was extended to its current total of three locations with sales areas of 35,100 m². The high level of acceptance shown by Swiss consumers for the HORNBACH megastore format is reflected in pleasing sales increases and strong earnings growth.

The Gothenburg location in **Sweden** has one of the strongest sales performances of all HORNBACH DIY megastores with garden centers. Additional locations will be opened in Sweden in future in order to amortize the high level of start-up expenses relating to the development of the country organization and pre-opening expenses as rapidly as possible.

The market entry into **Slovakia** in August 2004 represented a further milestone in the history of the Group. The DIY megastore with a garden center in Bratislava, which has sales areas of around 16,000 m² and a drive-in construction materials facility, reported a pleasing sales performance in its first six months. Earnings were negatively affected by start-up expenses, but were nevertheless above expectations.

Significant new source of financing accessed

The 2004/2005 financial year was a noteworthy year for HORNBACH-Baumarkt-AG from the perspective of the capital market. For the first time in its history, the company issued a bond and thus accessed a significant new source of debt financing. The corporate bond, which has a term of ten years and an interest coupon of 6.125%, was successfully placed with institutional investors in Europe on November 12, 2004. As a result of the high level of demand on the part of investors, the volume of the bond, which had originally been set at € 200 million, was stocked up by € 50 million.

Successful première on bond market. Company rating: BB/Ba2.

Within the framework of the bond issue, HORNBACH-Baumarkt-AG was granted a public rating for the first time by the rating agencies Standard & Poor's and Moody's. The company rating was recorded with an initial grade of BB/Ba2 with a stable outlook. Apart from the Metro Group, HORNBACH is the only German retail company to have a public company rating. The rating of the corporate bond was set at BB-/Ba3. It is HORNBACH's medium-term goal to further improve the credit rating provided by the rating agencies and thus to improve its future refinancing possibilities. The BB/Ba2 rating places HORNBACH just below an investment grade in the so-called cross-over area of the high yield market.

Greater security and flexibility

The corporate bond represents an important step towards achieving a permanent improvement in the capital structure of the Group. The inflow of funds received from the bond was used on the one hand to pay back the short-term debt of the HORNBACH-Baumarkt-AG Group in full by the end of the 2004/2005 financial year. Short-term debt had been built up in the past in order to provide interim financing for reserve real estate in connection with the Group's international expansion and for the advance financing of construction measures. On the other hand, the inflow of funds has provided liquidity for the future growth of the company.

The structural changes made to credit lines had a further positive impact on the underlying conditions for group financing. These changes involved agreeing committed credit lines with terms of several years with various banks. The committed credit lines have replaced credit lines which had been terminable without notice. At the reporting date on February 28, 2005, only 2% of the credit lines of € 222m available to the HORNBACH-Baumarkt-AG Group (previous year: € 182m) had been utilized (previous year: 58%). The company therefore has a high degree of security and flexibility for financing its further growth.

Equity ratio at 31.3% - improvement in capital structure

The consolidated balance sheet total rose by € 111.5m, or 9.6%, on the previous year to reach € 1,273.8m. The extension of the balance sheet is primarily attributable to the issuing of the corporate bond.

Following the exercising of subscription rights relating to the 1999 share option plan for the first time, a total of 86,330 new non-par ordinary shares in the company were issued during the 2004/2005 financial year by means of a conditional capital increase. The issuing of these new shares resulted in the company's share capital increasing by € 258,990 to its current total of € 45,293,490.00 divided into 15,097,830 ordinary shares (previous year: 15,011,500).

The shareholders' equity of the Group amounted to € 398.6m at the end of the financial year (previous year: € 363.4m). At 31.3%, the equity ratio was at the same level as in the previous year.

Long-term assets amounted to € 650.9m at the reporting date (previous year: € 654.2m) and thus made up around 51% of the balance sheet total (previous year: 56%). As a result of the prepayments made in connection with the SAP Retail project, intangible assets rose by € 10.3m to € 25.5m. Property, plant and equipment reduced from € 621.6m to € 609.8m. Short-term assets rose by around 23% from € 508.1m to € 622.9m, or to around 49% of the balance sheet total (previous year: 44%). This increase is primarily attributable to the increase in cash and cash equivalents (plus € 94.7m) resulting from the bond issue. Moreover, accounts receivable and other assets rose from € 34.6m in the previous year to € 53.3m, primarily as a result of the purchasing price receivable relating to the Binzen property (€ 18.5m) reported as of February 28, 2005.

Liabilities, including provisions, amounted to € 875.2m on the reporting date on February 28, 2005, compared with € 799.0m in the previous year. Long-term liabilities increased from € 335.4m to € 560.6m. This increase is principally due to the rise in long-term financial debt, which rose by 75% to € 501.6m following the bond issue. Long-term liabilities include deferred tax liabilities amounting to € 46.8m (previous year: € 42.0m). The reorganization of the capital structure resulting from the inflow of funds is apparent from the reduction in short-term liabilities from € 463.6m to € 314.6m. On account of the repayment of bank loans, short-term financial debt fell by 69% from € 129.0m in the previous year to € 40.1m as of February 28, 2005. Moreover, the liabilities to affiliated companies were reduced from € 72.6m to € 2.8m.

Accounts payable and other liabilities showed an overall reduction of € 57.3m to € 214.2m.

The net debt of the HORNBACH-Baumarkt-AG Group, i.e. the financial debt less cash and cash equivalents, amounted to € 398.4m at the reporting date (previous year € 366.9m).

The cash flow statement provides a more detailed account of the company's financing activities.

Unbeatable Concept:

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Sindelfingen


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Gothenburg


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Duschvorhänge
Durchlauferhitzer
Kaminöfen
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Fussbodenheizung
HT-Rohr/Abläufe
Lüftungen
Installationsmaterial
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Locations in Germany



Kiel
Bremerhaven
HAMBURG
Wilhelmshaven
Oldenburg
Bremen I
Bremen II
Berlin-Marzahn
Osnabrück
Hanover-Linden
H-Altwarm-büchen
Wolfsburg
Berlin-Velten
Berlin-Weißensee
Bielefeld
Berlin-Potsdam
Berlin-Vogelsdorf
BERLIN
Hanover-Garbsen
Datteln
Gütersloh
Braunschweig
Magdeburg
Berlin-Ludwigsfelde
Berlin-Schönefeld
Dortmund
Berlin-Neukölln
Herne
Paderborn
Berlin-Mariendorf
Kassel
Leipzig
Dresden I
Görlitz
Dresden II
Chemnitz
Jena
Frankfurt-Niedereschbach
FRANKFURT
Hanau
Wiesbaden
Frankfurt
Darmstadt
Würzburg
Worms
Bamberg
MA Käfertal
Erlangen
Fürth
MA-Neckarau
Heidelberg
Bornheim
Schwetzingen
Mosbach
NUREMBERG
Sinsheim
KA-Hagsfeld
Ludwigsburg
Karlsruhe
Stuttgart-Remseck
Pforzheim
STUTTGART
Esslingen
Göppingen
Sindelfingen
Ingolstadt
Tübingen
Straubing
Passau
Rottweil
MUNICH
Altötting
Bestehende Filialen
Filialen im Bau


KASSEN






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Moers
Gelsenkirchen
Duisburg
Krefeld
Mönchengladbach I
Mönchengladbach II
Düren
Wiesbaden MZ-Kastel
MZ Bretzenheim
Trier
Saarbrücken
K'lautern
Pirmasens
Binzen

Locations in Other European Countries



Groningen
Gothenburg
Zaandam
AMSTERDAM
Wateringen
Nieuwegein
Nieuwekerk
Rotterdam
Tilburg
Geleen
Kerkrade
Luxembourg
Luxembourg
Prague-Cherny Most
Prague-Repy
Hradec Kralové
Ostrava
Malmö
Czech Republic
Brno
Kosice
Slovakia
Bratislava
Littau
BERNE
Lausanne/Etoy
Switzerland
Villeneuve
Krems
Vienna/Gerasdorf
Linz/Ansfelden
Vienna/Brunn a.G.
Vienna/Stadlau
Wels
St. Pölten
Vienna/Bad Fischau
Austria
Leoben
Graz

Investments in stores and infrastructure

During the 2004/2005 financial year, a total of € 87.9m was invested in the HORNBACH-Baumarkt-AG Group (previous year: € 72.5m), primarily in land and buildings, as well as in plant and office equipment. The funds for the investments with cash effect (€ 92.2m) were provided by the free cash flow.

Around 40% of the investment total involved new real estate, including advance payments and assets under construction. Around 60% of the investment total related to the replacement and extension of plant and office equipment, as well as to intangible assets (predominantly IT software).

One principal aspect in this respect was the investment made in harmonizing the company's main IT systems using SAP. Considerable funds (€ 13.6m vs. € 4.9m in the previous year) flowed into hardware equipment, software licenses and the implementation of SAP. The SAP FI/CO module commenced real-time operations at the beginning of the 2004/2005 financial year. At the same time, the main focus of the project activities during the year under report was on the replacement of the existing merchandise system with SAP Retail. Following the conversion of the central merchandising activities in the head office functions, the 2005/2006 financial year will see the gradual conversion of all stores and logistics centers to SAP.

Significant sums invested in conversion of merchandising to SAP.

The most significant investment projects involved the DIY megastores with garden centers opened during the 2004/2005 financial year in Osnabrück, Fürth and Braunschweig, and at the Bratislava (Slovakia) and Villeneuve (Switzerland) locations, as well as the acquisition of land for the further expansion of the company. The stores in Binzen (including builders merchants warehouse), Sindelfingen and Villeneuve were sold to real estate companies during the period under report and rented back on a long-term basis (sale and rent back). As in the past, the sale and rent back transactions served to release funds to finance further growth. The respective rights of utilization were agreed on a long-term basis. Moreover, rental prolongation and purchase options were also agreed in most cases.



Risk Management

The Board of Management of HORNBACH-Baumarkt-AG has always been committed to risk-conscious corporate management which accords top priority to securing the ongoing existence of the overall company. To provide clarity in this respect, binding risk policy principles have been set out for all group employees.

The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the company's continued existence. Entrepreneurial risks have to be rewarded with an appropriate return on the capital committed. The performance of all stores is assessed on the basis of their CFROA figures, i.e. the cash flow return on assets. Efforts are made to achieve ongoing improvements in these figures. Risks which cannot be avoided have to be insured against, to the extent that this is possible and economically expedient. Residual risks have to be controlled by means of a range of risk management instruments. These include the use of a continually updated risk matrix depicting all significant economic risks, their probabilities of occurrence and their potential financial impact.

The financing of the company is subject to general risks in terms of interest rate changes, liquidity risks and risks resulting from fluctuations in the flow of payments. The long-term financial debt within the company's financing structure is generally agreed with a fixed interest rate. Where this is not the case, interest rate swaps are agreed for those secured financing instruments in order to exclude any risks relating to possible interest rate changes. Only short-term financing is subject to the risk of interest rate changes. This financing has been paid back in full, however, within the framework of the issuing of the bond at the HORNBACH-Baumarkt-AG Group.

Liquidity risk minimized – thanks to corporate bond.

Thanks to the inflow of funds from the corporate bond, the complete repayment of short-term financial debt in the 2004/2005 financial year and the structural changes made to its credit lines, the liquidity risk faced by the company has been minimized. Liquidity requirements are monitored with the assistance of rolling twelve-month financial planning tools.

HORNBACH makes use of derivative financial instruments in order to reduce the impact of any changes in interest rates or exchange rates on the company's flow of payments. The effectiveness of such derivatives is monitored on an ongoing basis. HORNBACH uses derivative financial instruments exclusively for covering its business risks and not for speculative purposes.

Furthermore, a wide variety of early warning risk identification and risk monitoring instruments is employed within HORNBACH-Baumarkt-AG and its subsidiaries. The group accounting function is highly sophisticated and facilitates in-depth, up-to-date reporting. Consolidated balance sheets and income statements are promptly compiled on a monthly basis and presented to the decision makers. The reporting activities are supplemented by relevant key figures, variance analyses and commentaries from the controlling department.

The medium-term (five-year) corporate and financial planning is undertaken on an annual basis and facilitates the identification of risks to the company's earnings and liquidity at an early stage. It forms the basis for the annual operating budget. This is compiled with great care and in detail down to the level of the individual store and serves as a measure of performance in all areas of the company.

Detailed variance analyses based on comparisons with the annual budget and the previous year's figures are compiled on a monthly basis. Major investment decisions are made on the basis of dynamic investment calculations and sensitivity analyses. Investments relating to new locations are prepared on the basis of detailed market research studies. The Board of Management has set minimum targets for the expected return on projects based on the internal rate of return. The detailed financial planning relating to the forthcoming twelve months is updated on a monthly basis. The Board of Management generally meets once a week. Major investment decisions are prepared by the Expansion Committee. The Board of Management is provided with regular progress reports for the most important projects in the IT division.

The auditing duties across the Group have been performed by the HORNBACH HOLDING AG group internal audit department since the 2003/2004 financial year. This department undertakes regular store inspections both in Germany and abroad, and also began auditing administrative processes and the risk management system in the 2004/2005 financial year.



1,000 new jobs created at HORNBACH

The growth of the Group is also reflected in the number of its employees. At the reporting date on February 28, 2005, there were 10,960 individuals in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries (previous year: 9,852). This marks an increase of 1,108, or 11.2%, on the end of the previous financial year in February 2004. Taking account of the employees of Lafiora HORNBACH Florapark GmbH, which was merged with HORNBACH-Baumarkt-AG as of March 1, 2004, a total of 1,000 new jobs have been created across the Group. The number of employees in Germany rose from 6,638 to 7,229. According to the magazine "Wirtschaftswoche", HORNBACH is therefore among the largest creators of jobs in the country. Of all German companies, the HORNBACH Group occupied 14th position in this respect in 2004, compared with 21st position in 2002 and 12th position in 2003. The company's traditional commitment to Germany is also reflected in the fact that HORNBACH is one of only eleven companies in the country to have created new jobs every year over the past five years.

The number of employees abroad rose from 3,214 to 3,731. As an annual average and converted into full-time equivalents, the overall HORNBACH-Baumarkt-AG Group had 9,407 employees (previous year: 8,499).

The employees are the representatives of the company's culture and the key to its success. A great deal of energy is therefore channeled into their training and development. During the year under report, an average of 596 young people were provided with a training position (previous year: 535). The largest share of these were the 339 trainees aiming to qualify as retail sales personnel (previous year: 328). Moreover, the store and administration employees also took part in numerous training measures, programs to promote the upcoming generation, and management seminars. These focused on topics such as the provision of high-quality advice to customers, product expertise and efficient processes in the organization of operations.

Dividend remains unchanged

HORNBACH-Baumarkt-AG is maintaining the longstanding continuity of its dividend policy. The dividend has remained stable since the 1994/1995 financial year. As in the previous year, the Board of Management and the Supervisory Board will therefore propose the payment of a dividend of € 0.87 per ordinary share for approval by the Annual General Meeting on September 1, 2005.

Dependent company report

Pursuant to Section 312 of the Stock Corporation Act (AktG), a report on the relationships to affiliated companies was compiled for the 2004/2005 financial year. In respect of those transactions requiring



report, the report states: "Our company has received an adequate counterperformance for all legal transactions executed with affiliated companies in accordance with the circumstances known to us at the time at which the legal transactions were executed, and has not been disadvantaged by such transactions."

Other events during the year under report

The Board of Management of HORNBACH-Baumarkt-AG has been expanded. The former Marketing Director, Jürgen Schröcker, was appointed as a new member of the Board of Management with effect from October 1, 2004. He has taken over the newly created board division "Marketing and Market Research". Jürgen Schröcker has made a key contribution to the redesigning of the marketing and advertising strategy of HORNBACH-Baumarkt-AG since 2000. The advertising campaigns in the print media and on TV, which have received several awards, have made a major contribution to the successful creation of the HORNBACH brand.

A basic agreement (pre-contract) with a renowned real estate company was notarized on February 12, 2005. The agreement provides for the sale and long-term renting back of HORNBACH DIY megastores with garden centers in the 2005/2006 financial year (Berlin, Remseck and Kiel). The property in Binzen was already sold to the same company during the 2004/2005 financial year.

Events of significance subsequent to the reporting date

The new SAP Retail merchandise system commenced operations on March 1, 2005, initially for the central applications at the head office. The launch was an overall success. The first HORNBACH DIY megastore with a garden center was converted to SAP-supported store merchandise software at the end of March 2005. The rollout to all stores across the Group and the conversion of group logistics to SAP is expected to be completed by the end of the 2005/2006 financial year. The conversion of HORNBACH's IT system landscape to SAP is one of the largest projects of its kind in Europe.



There have been no further events of significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group subsequent to the conclusion of the last financial year.

Opportunities and risks of future development

The company's rapid expansion into one of the leading European DIY companies entails both opportunities and risks.

On the one hand, a high level of investment is required and start-up losses have to be temporarily absorbed. In the past, investment funds have principally been obtained from the disposable cash flow, from long-term mortgage loans for land and buildings, and from the sale and rent back of real estate. The inflow of funds from sale and rent back transactions in particular could be affected by market fluctuations in the real estate sector. In view of the more restrictive lending policies on the part of banks (Basle II), neither a restriction of the available financing possibilities nor an increase in interest rates as a result of rating changes can be excluded.

On the other hand, the company's financing base could be expanded by making use of new instruments on the debt capital market. The successful issuing of the corporate bond with a volume of € 250m in November 2004 and the structural changes to the credit lines during the year under report have made a key contribution in this respect.

Furthermore, the company's new locations reinforce the market position of HORNBACH and promise to generate high sales growth and earnings contributions. The business model of HORNBACH is well-known and accredited. The company is able to rely on a broad foundation of mature business relationships with the capital markets, its financing banks, real estate companies, and with the authorities on local, regional and state levels. HORNBACH has established itself with consumers as a synonym for attractive DIY stores and garden centers offering the best products, services and prices.

Overall, there were no risks to the ongoing existence of the HORNBACH-Baumarkt-AG Group or to the continuation of its development at the reporting date.



Outlook

According to the assessment provided by the German Bundesbank at the beginning of the year, the prospects for the global economy achieving above-average growth in 2005 remain favorable. However, there is considerable potential for setbacks in this respect. The main risk factors include the development of the oil price, which reached all-time highs in March and April 2005, as well as the high US current account deficit, which could trigger significant fluctuations in exchange rates. According to Eurostat, the economic recovery will also be maintained in the Eurozone in the current year.

A question mark remains as to the upturn forecast for Germany. The German economy still lacks the momentum required to move on from the initial stage of economic recovery. Germany will continue to benefit from its exports, but the domestic economy is only making very tentative progress. Following the brightening up of the business climate in Germany in February, the assessments as to the current situation and the course of business in the remainder of 2005 have clouded over once again, particularly in the manufacturing and retail sectors. A number of economic research institutes and bank economists have downgraded their forecasts for 2005. Overall, Germany is expected to generate an unsatisfactory level of economic growth in 2005 (plus 0.7%). According to the German Bundesbank, "there is no cause for pessimism with regard to the current year." At the same time, in view of the high level of unemployment and the slow pace of reform in the country, German consumers still find it difficult to be optimistic. The consumer climate finds itself in a precarious balance. The retail sector is the first to feel the effects.

2005 – another difficult year for the German retail sector.

Sector experts do not expect the DIY retail sector to witness any significant like-for-like sales growth in 2005. Competition will remain intense and will increase the pressure on prices and costs at DIY store operators. Against this background, the consolidation of the sector is the subject of ongoing discussion, with a wide variety of different scenarios being conceivable. The speed at which a significant reduction in the number of players in the market will be achieved, and the question as to whether or when larger-scale surface capacities will disappear from the market continues to be surrounded by uncertainty.

From HORNBACH's perspective, it is unlikely that there will be any rapid market adjustment resulting from the pulling out of entire DIY chains. In contrast to the concentrated DIY markets in the UK and in France, the highly fragmented structure of the German DIY store sector would not permit such a development at present. The consolidation will rather take place at "the back end", i.e. unprofitable surfaces will be taken out of circulation. The economic pressure on DIY operators with unprofitable operations and disadvantageous store portfolios will appreciate considerably, not least because of the restriction of financing opportunities resulting from the more critical lending policies of the banks (Basle II).

Thanks to its unique, large-scale retail format and to its structural advantages, which are reflected in particular in the highest surface productivity of the German top 10 and in its profitability, the HORNBACH Group sees the German market as harboring further growth potential. Moreover, the company will also focus on the goal of achieving an even more closely-knit network of stores in other European countries, which are considered to harbor even greater growth opportunities. A significant contribution to the company's economic success is provided by its close operating cooperation with Kingfisher, the largest DIY group in Europe, which has considerably raised HORNBACH's market power, particularly in the field of procurement.

The company's medium-term corporate planning (five years) provides for a guideline average of seven new store openings per year. Depending on the progress made in the building permit and construction planning stages, some slight discrepancies between the individual years can be expected in this respect. It can be expected that on average more than half of the new store openings will take place outside Germany in the next five financial years. This planning is based on the assumption that Germany will generate a lower level of like-for-like sales growth than other European countries. The company's sales growth is expected to exceed the sector performance by a significant margin and to contributed to a further rise in its market share. The turnover of goods and DIY services is to be supported by the enhancement of the HORNBACH concept on its sales areas, as well as by new marketing and advertising concepts. The company's expansion planning attaches particular importance to achieving a balanced relationship between earnings power (cash flow) and investment volumes.

Nine
store openings and investments of more than € 170m
planned.

HORNBACH plans to open a total of nine new stores during the 2005/2006 financial year. Five locations are on the agenda in Germany: Berlin, Frankfurt am Main, Würzburg, Kiel and Munich. The HORNBACH DIY megastore with a garden center opened in Mannheim-Neckarau in 1982, which is no longer up-to-date, will be closed in the current financial year. A total of up to four new stores have been planned at HORNBACH International GmbH. These involve new stores in Sweden, Slovakia, the Czech Republic and the Netherlands. Upon this report going to print, new stores had been opened in Malmö (Sweden) and in Kosice (Slovakia). The opening of a HORNBACH DIY megastore with a garden center in Alblasserdam near Rotterdam (Netherlands), which had already been scheduled for the 2003/2004 financial year, is planned to take place in the 2005/2006 financial year following several delays attributable to planning requirements.

Overall, the number of HORNBACH DIY megastores and garden centers, taking account of the closure of one location, will rise by up to eight to a total of 125 by the end of the current financial year. In addition, a third logistics center will have commenced operations by the end of the current financial year. The central shipment location in Vilshofen is intended to supply the HORNBACH locations in Bavaria, Saxony, Baden-Württemberg, as well as those in Austria, the Czech Republic and Slovakia.

As a result of the higher number of new store openings compared with the previous year, and of increased investments in the modernization of the existing store network, the planned investment



volume at the HORNBACH-Baumarkt-AG Group of around € 173m will be considerably higher than the equivalent figure for the previous year (€ 88m). The investments are to be mainly financed by drawing on the disposable operating cash flow, the liquidity from the corporate bond and from the release of funds from sale and rent back transactions.

In the past, HORNBACH has built up a position of strength in a very difficult competitive environment, particularly in the German market. In 2004/2005, its earnings reached an absolute record level. HORNBACH assumes that the pricing competition in the DIY sector will remain tough and has accounted for this in its sales and earnings forecasts for the current financial year. These assume that the net sales of the HORNBACH-Baumarkt-AG Group will grow to around € 2.3 billion. Consolidated earnings before taxes are expected to fall short of the level achieved in the 2004/2005 financial year. This is due to two main reasons:

On the one hand, HORNBACH is prepared to accept a decline in its gross margin in order to secure its price leadership in the event that individual DIY competitors introduce even more aggressive pricing policies. The company will thus secure additional room for maneuver, even if this could temporarily have a negative impact on its earnings.

On the other hand, account has been taken of a higher level of pre-opening expenses, and of one-off project-related expenses in connection with the introduction of SAP, as well as of a lower level of profits on disposal in connection with sale and rent back transactions.

This annual report contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in significant variances between actual events and the forecast statements. The factors which could produce such variances include changes in the economic and commercial environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

Executive Bodies

Supervisory Board

Gerhard Wolf
Chairman
Graduate in Business Administration, Worms

Rudolf Helfer *
Deputy Chairman
Senior Specialist for Occupational Safety, Bornheim

Dr. Wolfgang Rupf
Deputy Chairman
Managing Director
AKV Altkönig Verwaltungs GmbH, Königstein

Kerstin Heidtke *
Sales Assistant, Saarbrücken Store

Albert Wilhelm Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Otmar Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

Christian Lilie *
District Manager, Southern Region

Johannes Otto *
Assistant Store Manager, Mannheim-Neckarau

Ralf Puley *
Assistant Store Manager, Wuppertal

Dirk Reimers *
Trade Union Secretary

William John Whiting until June 18, 2005
Company Director
Kingfisher plc, London

* employee representative

Supervisory Board Committees

Audit Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting until June 18, 2005

Personnel Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Otmar Hornbach
William John Whiting until June 18, 2005

Mediation Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting until June 18, 2005

The members of the Board of Management and their areas of responsibility:

Steffen Hornbach
Chairman
Graduate in Engineering
Company Development, Store Development, Communications & Partner Services, Technical Procurement, Internal Audit, Public Relations

Dr. Bernd Lübcke
Graduate in Mathematics
IT, Logistics

Roland Pelka
Graduate in Business Administration
Finance, Accounting, Controlling
Investor Relations, Legal Department

Bernd Rob
Graduate in Business Administration
Stores, Store Organization, Personnel Management

Jürgen Schröcker
Graduate in Business Administration
Marketing and Market Research

Manfred Valder
Businessman
Procurement and Sales, Merchandising, Environmental Issues



Report of the Supervisory Board



Gerhard Wolf

Dear Ladies and Gentlemen,

During the past 2004/2005 financial year, the Supervisory Board performed its duties in accordance with the requirements of the law and of the articles of association of the company, monitoring the Board of Management's conduct of business, assisting it in an advisory capacity and ensuring that it was informed on a regular basis as to the general course of business and the situation of the company. In doing so, it concerned itself in detail with the strategic development and business policy of the company and consulted the Board of Management.

In its four scheduled meetings, the Supervisory Board held extensive discussions with the Board of Management as to the economic situation of the company, the course of business, business policy, investment and financial policy, as well as the risk and opportunity situation and risk management at the company on the basis of oral and written reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development of its earnings and financial situation. Moreover, all proposed resolutions were discussed in detail. The Chairman of the Supervisory Board also maintained regular contact with the Board of Management, and in particular with its Chairman, outside scheduled meetings to discuss significant issues and also held a number of consultations. The Audit Committee met on two occasions and dealt in particular with the audit of the annual financial statements, the strategic and operating budgets, the risk report and the financial situation of the company. The Personnel Committee held one meeting. In view of the significance of marketing and market research as a critical success factor in the development of the company and given the further growth and increasing internationalization of the company, the Board of Management has been expanded. Jürgen Schröcker was therefore appointed to the Board of Management with effect of October 1, 2004. He is responsible for the marketing and market research division. No meeting of the Mediation Committee was held.

As in previous years, the consolidated financial statements of HORNBACH-Baumarkt-AG as of February 28, 2005 have been compiled in accordance with international accounting standards (IFRS). On the basis of their earlier discussion of the subject, the Board of Management and the Supervisory Board concerned themselves with the individual stipulations of the German Corporate Governance Codex. The great majority of the recommendations contained in the Codex continue to be met. The Board of Management and the Supervisory Board have submitted their Statement of Compliance pursuant to Section 161 of the German Stock Corporation Act (AktG). The only recommendations not implemented for reasons provided in the Statement of Compliance are as follows: the disclosure of the remuneration of the Board of Management and Supervisory Board on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the recommendation that no more than two former members of the Board of Management should sit on the Supervisory Board, the setting of parameters of comparison in the context of the share option plan and the recommendation that the consolidated financial statements should be made available to the general public within 90 days of the end of the financial year under report.

The annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG as of February 28, 2005, as well as the management report and group management report, have been audited and provided with an unqualified audit opinion by the auditing company appointed at the Annual General Meeting, KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. Furthermore, the auditors examined the early warning system in place at HORNBACH-Baumarkt-AG. This review led to the conclusion that the system was fulfilling its function. KPMG was appointed to audit the annual financial statements by the Chairman of the Supervisory Board on behalf of the entire Supervisory Board in accordance with the resolution passed at the Annual General Meeting. The annual financial statements, the management reports and the auditor's report were submitted to the Supervisory Board in good time for their inspection. The Audit Committee examined the annual financial statements in great detail. At its subsequent meeting, the Supervisory Board also examined the documents and discussed them with the Board of Management. The auditors attended both meetings, reported on the principal findings of their audit and were available to answer any questions. The Supervisory Board expressed its agreement with the findings of the audit, which contained no objections.

The Supervisory Board has examined the annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG compiled by the Board of Management for the 2004/2005 financial year and has approved them. The annual financial statements are therefore adopted.

The Supervisory Board endorses the proposal put forward by the Board of Management with regard to the appropriation of earnings.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with affiliated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment undertaken by us in accordance with professional standards, we confirm that:

1. the facts presented in the report are accurate
2. the performance of the company in respect of the transactions set out in the report was not incommensurably high
3. in respect of the measures stated in the report, there are no circumstances which would speak for any assessment significantly different from that made by the Board of Management."

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of the German Stock Corporation Act.

HORNBACH-Baumarkt-AG has once again successfully maintained its position in a highly competitive market and has achieved very pleasing sales and earnings growth. This is also a result of the consistent enhancement of its inherent strengths. The prospects are good for further growth at HORNBACH-Baumarkt-AG.

The Supervisory Board would like to extend its thanks to the Board of Management and to all of the company's employees, both in Germany and abroad, for their commitment and their successful efforts over the past financial year.

Bornheim, June 2005

The Supervisory Board
Gerhard Wolf
Chairman




Es gibt
immer
was zu tun!

Consolidated Financial Statements

Income Statement

for the period from March 1, 2004 to February 28, 2005

	Note	2004/2005 € 000s	2003/2004 € 000s	Change %
Sales	(1)	2,094,394	1,923,042	8.9
Cost of goods sold	(2)	1,331,364	1,237,219	7.6
Gross profit		**763,030**	**685,823**	**11.3**
Selling and store expenses	(3)	603,871	549,234	9.9
Pre-opening expenses	(4)	9,678	10,821	-10.6
General and administration expenses	(5)	81,628	71,222	14.6
Other income and expenses	(6)	23,179	10,042	130.8
Earnings before interest and taxes (EBIT)		**91,032**	**64,588**	**40,9**
Net financial expenses	(7)	-23,019	-20,791	10.7
Consolidated earnings before taxes and extraordinary result		**68,013**	**43,797**	**55.3**
Taxes on income	(8)	24,706	16,926	46.0
Consolidated earnings after taxes and before extraordinary result		**43,307**	**26,871**	**61.2**
Extraordinary result	(9)	0	1,119	-100.0
Consolidated net income		**43,307**	**27,990**	**54.7**
Undiluted earnings per share (in €)	(10)	2.88	1.86	54.8
Diluted earnings per share (in €)	(10)	2.87	1.86	54.3

Balance Sheet

as of February 28, 2005

Assets	Note	02.28.2005 € 000s	02.29.2004 € 000s
Long-term assets			
Intangible assets	(12)	25,480	15,157
Property, plant and equipment	(13)	609,822	621,639
Financial assets	(14)	165	844
Other long-term assets	(15)	1,627	1,550
Deferred tax claims	(16)	13,841	15,057
		650,935	**654,247**
Short-term assets			
Inventories	(17)	426,356	424,975
Accounts receivable and other assets	(18)	53,313	34,556
Cash and cash equivalents	(19)	143,215	48,563
		622,884	**508,094**
		1,273,819	**1,162,341**

Equity and liabilities	Note	02.28.2005 € 000s	02.29.2004 € 000s
Shareholders' equity			
Share capital	(21)	45,294	45,035
Capital reserve	(22)	124,745	122,495
Retained earnings	(23)	185,253	167,858
Consolidated net income		43,307	27,990
		398,599	**363,378**
Long-term liabilities			
Long-term debt	(25)	501,594	286,505
Deferred taxes	(16)	46,825	42,020
Other liabilities	(26)	12,162	6,857
		560,581	**335,382**
Short-term liabilities			
Short-term debt	(25)	40,068	128,957
Accounts payable and other liabilities	(27)	214,226	271,493
Tax provisions	(28)	12,660	14,209
Other provisions	(28)	47,685	48,922
		314,639	**463,581**
		1,273,819	**1,162,341**

Cash Flow Statement

	2004/2005 € 000s	2003/2004 € 000s
Consolidated earnings after taxes and before extraordinary result	**43,307**	**26,871**
Depreciation and amortization	61,305	62,278
Change in provisions	2,348	4,463
Profits on the sale of fixed assets	-7,115	-928
Change in inventories, accounts receivable and other assets	484	-70,191
Change in accounts payable and other liabilities	18,306	22,204
Other income/expenses with no cash effect	5,698	-16
Receipts from exceptional items	0	1,700
Cash flow from operating activities	**124,333**	**46,381**
Proceeds from disposals of fixed assets	23,072	38,932
Payments for investments in tangible assets	-71,277	-64,951
Payments for investments in intangible assets	-11,826	-6,465
Payments for acquisitions of shareholdings and other business units	-9,073	0
Payments for investments in other financial assets	-3	-21
Cash flow from investing activities	**-69,107**	**-32,505**
Receipts from capital increase	2,180	0
Dividends paid to shareholders	-13,060	-13,060
Proceeds from long-term debt and issuing of corporate bond	262,400	31,783
Repayment of long-term debt	-43,210	-29,827
Receipts from/payments for group financing activities	-71,730	26,825
Payments for transaction expenses	-10,589	0
Change in short-term debt	-86,771	-3,995
Cash flow from financing activities	**39,220**	**11,726**
Change in cash and cash equivalents	94,446	25,602
Effect of exchange rate changes on cash and cash equivalents	206	-103
Cash and cash equivalents at March 1	48,563	23,064
Cash and cash equivalents at February 28/29	**143,215**	**48,563**

Cash and cash equivalents include cash on hand, credit balances at banks and other short-term deposits. *The sale and rent back transaction relating to the Binzen DIY megastore executed by* HORNBACH-Baumarkt-AG as of 02.28.2005 has not been included in the proceeds from disposals of fixed assets and change in other assets items in view of the purchasing price (€ 18,500k) not yet having been paid.

The payments for investments in tangible assets item includes € 10,535k from additions during the 2002/2003 financial year.

The cash flow from operating activities was reduced by € 12,048k due to tax payments (2003/2004: € 18,830k) and by € 19,910k due to interest payments (2003/2004: € 20,261k) and increased by € 1,299k due to interest received (2003/2004: € 411k).

The other income/expenses with no cash effect item mainly relates to deferred taxes, the release of credit differences in connection with the acquisition of Lafiora shares, and the personnel expenses relating to the valuation of share options.

The change in provisions item only includes provisions whose maturity or amount is uncertain. The figure for the previous year has accordingly been adjusted by € 16,883k.

Statement of Shareholders' Equity

2003/2004 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the year	Total Equity
Balance at 03.01.2003	**45,035**	**122,495**	**-1,612**	**947**	**168,178**	**14,481**	**349,524**
Dividend distributions						-13,060	**-13,060**
Foreign currency adjustments				-1,150			**-1,150**
Valuation of derivative financial instruments, net after taxes			74				**74**
Transfer to reserves					1,421	-1,421	**0**
Net income for the year						27,990	**27,990**
Balance at 02.29.2004	**45,035**	**122,495**	**-1,538**	**-203**	**169,599**	**27,990**	**363,378**

2004/2005 financial year € 000s	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the year	Total Equity
Balance at 03.01.2004	**45,035**	**122,495**	**-1,538**	**-203**	**169,599**	**27,990**	**363,378**
Dividend distributions						-13,060	**-13,060**
Foreign currency adjustments				2,858			**2,858**
Capital increase from share option plans	259	2,250					**2,509**
Valuation of derivative financial instruments, net after taxes			-393				**-393**
Transfer to reserves					14,930	-14,930	**0**
Net income for the year						43,307	**43,307**
Balance at 02.28.2005	**45,294**	**124,745**	**-1,931**	**2,655**	**184.529**	**43,307**	**398,599**

Notes to the Consolidated Financial Statements for the 2004/2005 Financial Year

Explanatory notes on the principles and methods applied in the consolidated financial statements

As a listed company, HORNBACH-Baumarkt-AG utilizes the possibility set out in Section 292a of the German Commercial Code (HGB) of compiling exempting consolidated financial statements based on international accounting standards (IFRS). HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the Federal Official Gazette (Bundesanzeiger) and filed in the Commercial Register of the Ludwigshafen Local Court.

The annual Statement of Compliance with the German Corporate Governance Codex required by Section 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on December 9, 2004 and made available to shareholders on the company's homepage.

Individual items in the Income Statement and the Balance Sheet have been grouped together for reasons of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 (Presentation of Financial Statements), a distinction has been made between long-term and short-term debt capital in the balance sheet reporting. Liabilities and provisions are treated as short-term if they are due within one year. Income items, such as rental income, interest income and dividends, are deferred accordingly.

Assumptions and estimates have been made in the compilation of the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenditure as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the accounting and valuation of provisions, the calculation of current market values and the ability to obtain future tax relief. The actual amounts involved may differ from their respective assumptions and estimates in individual cases. Changes are accounted for as a credit or charge to operations upon receipt of further information.

Explanatory comments on the principal deviations from German accounting law pursuant to Section 292a of the German Commercial Code (HGB)

The following principal deviations apply compared with the accounting and valuation methods used in German commercial law:

- Scheduled depreciation of fixed assets is undertaken using the straight-line method.

- IFRS require the elimination or release of depreciation and special provisions only admissible for tax purposes.

- Debt capital costs (building interest) which can be directly allocated to the acquisition, construction or establishment of land and buildings, or to other qualifying assets, have been capitalized in line with IAS 23 (Borrowing Costs) as an integral component of the respective costs of acquisition or production.

- Fixed asset items which have been rented back on the basis of sale and lease back transactions, together with the resultant liabilities, have to be capitalized as assets and liabilities respectively to the extent that the economic ownership of the assets concerned is attributable to companies in the HORNBACH-Baumarkt-AG Group in accordance with the allocation criteria specified in IAS 17 (Leases). The disposal gains generated by these transactions are to be deferred if the relevant transactions qualify as "Finance Lease" and are to be released as a credit to operations over the term of the respective leasing contract.

- According to IFRS, provisions may only be taken to cover obligations to third parties (IAS 37). So-called expenses provisions are not permitted.

- The consolidated financial statements compiled in accordance with IFRS are also based on the acquisition cost principle, with the exception that financial instruments and other short-term security assets held with the intention of disposal are accounted for at current market values.

Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the reporting date.

The IASB published new and/or revised and supplemented standards and interpretations in 2004. The overwhelming majority of such standards and interpretations only become binding with effect from the 2005/2006 financial year. The voluntary application of individual standards and interpretations at an earlier date is permitted.

Voluntary application was made of IFRS 2 (Share-based Payment) in the 2004/2005 financial year. The application of the new standard does not have any significant influence either on the depiction of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group in the 2004/2005 financial year, or on the comparability of such figures with those of the previous year. For reasons of immateriality, the financial statements for the previous 2003/2004 financial year have not been adjusted.

The financial year of HORNBACH-Baumarkt-AG and thus also of the Group runs from March 1 of each respective year up to the final day in the February of the subsequent year.

Consolidation principles

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. Valuations based on taxation regulations have not been included in the consolidated financial statements. The individual financial statements of the companies included in the consolidated financial statements have been compiled as of the reporting date for the consolidated financial statements.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation is based on the acquisition method by offsetting the relevant acquisition costs of the investment holding with the new valuation of the pro rata shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences are capitalized as goodwill following allocation of hidden reserves and hidden burdens and are subject to straight-line amortization with a corresponding charge to operations in line with their anticipated useful lives. Any remaining credit differences are netted against goodwill and reported as assets in the balance sheet. They are released with a corresponding charge to operations upon the expected losses at the acquired business unit being incurred.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of the IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets" and IAS 38 (2004 revision) "Intangible Assets" standards. The capital consolidation of these acquisitions is therefore based on the revaluation method. Any resultant goodwill is not subject to scheduled amortization but is rather subject to an annual impairment test pursuant to IAS 36.

Intercompany profits relating to inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

Reporting entity

In addition to HORNBACH-Baumarkt-AG, *the consolidated financial statements include* 11 *domestic* (2003/2004: 12) and 26 foreign (2003/2004: 25) fully-consolidated subsidiaries.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2004/2005 financial year.

The reporting entity changed in comparison with the 2003/2004 financial year on account of the acquisition of all the shares in BM Immobilien Omega GmbH (previously: KiWi Grund GmbH; initial consolidation as of October 1, 2004). Furthermore, the newly established Dutch company HORNBACH Reclame Activiteiten B.V. was included in the consolidated financial statements for the first time as of August 1, 2004.

The companies consolidated for the first time during the 2004/2005 financial year include one real estate company and one company for the marketing of advertising services. Payments totaling € 9.1m were made for the acquisition of the shares (2003/2004: € 0.0m). The two companies generated a negative overall earnings contribution amounting to € 167k in the 2004/2005 financial year.

On the basis of the merger agreement dated May 28, 2004, Lafiora HORNBACH Florapark GmbH, Neustadt/Weinstrasse, was retrospectively merged with HORNBACH-Baumarkt-AG as of March 1, 2004 by transferring its assets as an entirety.

The disposal during the 2004/2005 financial year relates to the sale of BM Immobilien Alpha GmbH. This company was sold within the framework of a sale and lease back transaction on August 31, 2004. It contributed € 376k to the consolidated earnings for 2004/2005.

Additions during the 2003/2004 financial year related to the domestic companies Lafiora HORNBACH Florapark GmbH (from February 29, 2004), BM Immobilien Lambda GmbH, BM Immobilien Kappa GmbH, HB Services GmbH (previously: MacAllister GmbH) and HORNBACH Versicherungsservice GmbH. Furthermore, the foreign companies HD Immobilien Dora GmbH, HO Immobilien Omikron GmbH and HORNBACH Baumarkt SK spol s.r.o. were consolidated for the first time in 2003/2004.

Disposals during the 2003/2004 financial year related to HO Immobilien Omega GmbH, HR Immobilien Rho GmbH and HC Immobilien Chi GmbH, 99% of the shares in which were transferred to HORNBACH Real Estate Nederland B.V., a subsidiary of HORNBACH Immobilien AG. 1 % of the shares continued to be held by HORNBACH International GmbH.

The composition and development of the reporting entity was as follows:

	2004/2005	2003/2004
March 1	38	33
Companies consolidated for the first time	2	8
Mergers	-1	0
Companies sold during the year	-1	-3
February 28 (February 29)	38	38

The changes in the reporting entity during the financial year resulted in the following overall changes in the individual asset and liability items:

€ 000s	Additions 2004/2005	Disposals 2004/2005	Additions 2003/2004	Disposals 2003/2004
Tangible assets	15,305	20,682	1,189	57
Other assets	9	98	7,663	210
Long-term liabilities	0	404	1,377	0
Short-term liabilities	0	20,376	7,475	267

These changes did not have any significant impact on the income statement.

Company Name and Domicile	Equity [1] € 000s	Share-holding %
Germany		
HORNBACH International GmbH, Bornheim	25,584	100
AWV Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	133	100
Ollesch & Fitzner GmbH, Bornheim	554	100
BM Immobilien Beta GmbH, Bornheim	-381	100
BM Immobilien Gamma GmbH, Bornheim	0	100
BM Immobilien Zeta GmbH, Bornheim	-1,387	100
BM Immobilien Lambda GmbH, Bornheim	24	100
BM Immobilien Kappa GmbH, Bornheim	24	100
HB Services GmbH, Bornheim – previously: MacAllister GmbH –	23	100
HORNBACH Versicherungs-Service GmbH, Bornheim	275	100
BM Immobilien Omega GmbH, Bornheim – previously: KiWi Grund GmbH, Kiel –	4,805	100
Other European Countries		
HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic	27,481	100
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	34,707	100
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	958	100
SM Immobilien Delta GmbH, Wiener Neudorf, Austria	-201	100
HK Immobilien Kappa GmbH, Wiener Neudorf, Austria	-146	100
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	-382	100
SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria	-13	100
HD Immobilien Dora GmbH, Wiener Neudorf, Austria	19	99,9
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	-42	100
HO Immobilien Omikron GmbH, Wiener Neudorf, Austria	-28	100
HORNBACH Baumarkt Luxembourg S.à r.l., Bertrange, Luxembourg	13,693	100
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	9,097	100
HORNBACH Byggmarknad AB, Gothenburg, Sweden	-11,156	100
HORNBACH Holding B.V., Amsterdam, Netherlands	20,546	100
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherlands	3,561	100
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	1,331	100
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	1,119	100
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	877	100
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	-194	100
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	243	100
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-1,267	100
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	377	100
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	2,772	100
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	833	100
HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands	19	100
HORNBACH Baumarkt SK spol. s.r.o., Bratislava, Slovakia	-1,519	100

[1] The shareholders' equity is equivalent to the local equity.

An overall summary of the shareholdings pursuant to Section 285 No. 11 and Section 313 (2 and 3) of the German Commercial Code (HGB) is filed in the Commercial Register of the Landau Local Court.

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

Foreign currency conversion
The consolidated financial statements have been compiled in euros and the amounts stated rounded up or down to the nearest thousand.

Transactions executed in foreign currencies have been converted at the respective transaction rate. All receivables and liabilities denominated in a foreign currency have been valued using the closing rate on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have basically been included in the income statement. Forward exchange transactions have been stated at their current market value (fair value).

In line with IAS 21, the annual financial statements of foreign group companies have been converted into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic and organizational point of view. Accordingly, fixed assets, other assets and liabilities have been converted at the median rate on the reporting date. Exchange rate differences arising from the conversion of the annual financial statements of foreign subsidiaries are treated with no net income effect and are reported separately under retained earnings. Income and expense items are converted using average rates.

The most important foreign exchange rates applied are as follows:

Country	Rate on Reporting Date 02.28.2005	02.29.2004	Average Rate 2004/2005	2003/2004
CZK Czech Republic	29.7430	32.4350	31.46981	32.04585
SEK Sweden	9.0576	9.2315	9.11079	9.12372
CHF Switzerland	1.5392	1.5780	1.54056	1.53665
SKK Slovakia	37.8700	40.5300	39.65259	41.30015

Accounting and valuation principles

Goodwill and other intangible assets
Goodwill arising from the acquisition of subsidiaries on the basis of contracts concluded prior to March 31, 2004 is converted at cost as the difference between the acquisition cost of the investment holding and the pro rata net assets of the subsidiary at current market values on the acquisition date, less any scheduled or exceptional amortization. Goodwill attributable to foreign companies and the relevant adjustments to current market values are converted at the foreign exchange rate prevalent on the acquisition date. Any credit differences arising from the acquisition of subsidiaries are netted against goodwill asset items and reported as assets in the balance sheet. They are released with a corresponding charge to operations upon the expected losses at the acquired unit being incurred. No goodwill arose on account of acquisitions undertaken on the basis of contracts concluded subsequent to March 31, 2004.

Other intangible assets are stated at cost, less cumulative straight-line amortization. Financing costs which are directly allocable to the asset in the period during which such asset is being prepared for utility ("qualifying assets") are capitalized as a component of the costs of acquisition or manufacture pursuant to IAS 23 (Borrowing Costs).

Amortization is calculated using the straight-line method and on the basis of the following economic useful lives:

Useful life	**Years**
Goodwill	15
Software and licenses	3 - 8
Other intangible assets	3 - 13

Tangible fixed assets

Tangible fixed assets, including real estate which is held for leasing purposes, are stated at cost less cumulative depreciation. Scheduled depreciation is undertaken on a straight-line basis. If there are indications for an impairment of value and if the recoverable amount is less than the updated cost of acquisition or manufacture, then the tangible fixed assets are subject to exceptional depreciation. If the reason for exceptional depreciation undertaken in previous years no longer applies, a corresponding write-up is undertaken. Scheduled depreciation across the Group is uniformly based on the following economic useful lives:

Useful life	**Years**
Buildings and outdoor facilities (including rented properties)	15 - 33
Other facilities, plant and office equipment	3 - 21

Financing costs incurred in the context of real estate development ("building interest") and which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as an integral part of the costs of acquisition or manufacture in accordance with IAS 23 (Borrowing Costs).

Leased tangible fixed assets which in economic terms constitute asset purchases with long-term financing (finance leasing) are stated at current market values in compliance with IAS 17 (Leases) unless the present value of the leasing payments is lower. Scheduled depreciation is undertaken over their economic useful lives or over the term of the contract if this is shorter. Application is made of the same method of depreciation which would apply for comparable assets acquired or manufactured. The obligations relating to future leasing payments are capitalized as liabilities.

Financial assets

In line with IAS 39, financial assets are subdivided as follows: assets held to maturity and assets available for sale.

Financial assets are initially stated at cost of acquisition. Assets held for sale are subsequently stated at current value, provided that a market price is available on an active market or that their market value can be reliably determined in some other way.

Inventories

Inventories are stated at cost of acquisition or manufacture or at their lower realizable value. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation. The net realizable value is taken to be the expected realizable sales proceeds less the costs incurred up to such disposal.

Accounts receivable and other assets

Accounts receivable and other assets are stated at cost of acquisition or at their lower cash value. Account is taken of all identifiable individual risks and general credit risk based on empirical values by means of appropriate value reductions for these items.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with maturity dates of less than three months.

Leasing contracts

In the case of leasing contracts in which the respective benefits and risks relating to the asset are mainly transferred to the company, the asset in question is capitalized and stated less cumulative depreciation. Moreover, a corresponding liability is capitalized in the amount of the current market value of the asset or the lower cash value of the minimum leasing payments.

Asset write-downs

With the exception of inventories, deferred tax assets and those assets which are stated at their current values, a review is undertaken of all assets on each reporting date to ascertain whether there are indications for an impairment of value due to specific facts or circumstances. An exceptional write-down is recorded in the income statement if the net realizable value is less than the book value of the respective asset. A write-up is undertaken if the reasons for the exceptional write-down no longer apply.

Provisions

Provisions are taken for contingent obligations to third parties if such obligations will probably result in a future charge on assets. The provisions are stated after taking account of all discernible risks up to the anticipated settlement amount and are not offset against recourse claims. If the overall effect is material, long-term provisions are stated at their cash value discounted to the end of their respective terms. Provisions for contingent losses are accounted for if the contractual obligations in the case of stores rented from third parties are higher than the anticipated economic benefits.

Liabilities

Financial liabilities (bank loans, bonds) are reported in the amount of the individual loan less transaction costs and are subsequently reported at their updated cost of acquisition. The difference to the repayment amount is recorded as an expense over the term of the bond using the effective interest rate method. Other liabilities are stated at their repayment amounts.

Sales

Income from the sale of goods is recorded at the time of the transfer of ownership.

Costs of goods sold

As well as the direct acquisition costs of the merchandise in question, the costs of goods sold also include ancillary acquisition costs, such as freight charges, customs duties and other services rendered.

Rental income
Rental income is recorded on a straight-line basis for the duration of the rental period.

Public grants
Public grants awarded to cover exceptional expenses incurred and for assistance purposes are recorded as extraordinary income in the income statement. Grants awarded for long-term assets reduce the cost of acquisition of such assets by the amount of the respective grants.

Expenses
Rental expenses are recorded on a straight-line basis as costs over the term of the rental contract.

Interest expenses and interest income are recorded in line with the period for which the loan was granted or the bond issued.

Tax expenses include current and deferred taxation unless they are attributable to facts or circumstances which are directly accounted for in the shareholders' equity.

In line with IAS 12 (2000 revision), deferred taxes are accounted for and valued using the balance sheet liability method based on the tax rate valid at the realization date. Deferred tax assets are stated for anticipated tax benefits arising from future realizable losses brought forward. Deferred tax assets arising from temporary differences and tax losses carried forward which exceed temporary taxable differences are only stated to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been taken into account for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG represents an equity-settled share-based payment. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is spread as an expense over the period up to the non-forfeitability of such options and is recorded as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan represents a cash-settled share-based payment. The expenses are spread over the qualifying period on a pro-rata basis. The resultant obligation as of the reporting date has been reported under other liabilities. Changes to the respective values have been accounted for in this respect.

Adjustments to the consolidated financial statements as of February 28, 2005
With effect from February 28, 2005, the income statement of HORNBACH-Baumarkt-AG was compiled for the first time using the standard international cost-of-sales accounting method. The resultant harmonization of internal and external reporting structures also reflects in aggregate form in the company's external accounting that information considered to be useful and of relevance to the internal management of the company. This provides a common language both within the company and in its communications with the capital markets. The harmonization involved the restructuring and revised summarization of items within the income statement. The figures contained in the income statement and segment reporting for the previous year have been adjusted accordingly. This has resulted in particular in an amendment of earnings before interest and taxes (EBIT), given that the

other taxes previously reported under tax expenses have been allocated to the functional divisions in which they arise. The adjustments are structured as follows:

€ 000s	2003/2004
EBIT as reported in the previous year	66,956
Other taxes	2,368
EBIT following adjustment	64,588

The segment results (c.f. Segment Reporting) have been adjusted to take account of the amended earnings before interest and taxes.

The conversion of the income statement to the cost-of-sales method involved allocating expense items not directly arising in connection with the sale of merchandise to selling and store expenses. Moreover, expenses which had previously been classified as other expenses have been reclassified as cost of goods sold on account of their being allocable to sales. These amendments have resulted in a net reduction of € 4,594k in the cost of materials reported for the previous year.

2004/2005 in € million (2003/2004 in € million)	**DIY Stores**	**Real Estate**	**Miscellaneous and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment income	**2,093.6**	**89.5**	**-88.7**	**2,094.4**
	(1,921.5)	(79.0)	(-77.5)	(1,923.0)
Sales to external third parties	2,092.8	0.0	0.0	2,092.8
	(1,920.0)	(0.0)	(0.0)	(1,920.0)
Sales to affiliated companies	0.8	0.0	0.0	0.8
	(1.5)	(0.0)	(0.0)	(1.5)
Rental income from affiliated companies	0.0	88.7	-88.7	0.0
	(0.0)	(78.2)	(-77.5)	(0.7)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.0)	(0.8)	(0.0)	(0.8)
Segment results (EBIT)	**71.0**	**31.9**	**-11.9**	**91.0**
	(45.9)	(24.9)	(-6.2)	(64.6)
of which				
Depreciation	38.0	17.0	6.3	61.3
	(40.6)	(15.5)	(6.2)	(62.3)
Segment assets	**641.1**	**476.2**	**156.5**	**1,273.8**
	(633.7)	(483.5)	(45.1)	(1,162.3)
Capital expenditures	**33.9**	**35.0**	**19.0**	**87.9**
	(33.0)	(28.5)	(11.7)	(73.2)
Segment liabilities	**252.7**	**296.6**	**325.9**	**875.2**
	(318.5)	(342.1)	(138.4)	(799.0)

Analysis by geographical regions

The Other European Countries segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden and Slovakia.

Segment sales are allocated to the geographical regions in which the sales were generated. The sales for Other European Countries include segment sales to be reported pursuant to IAS 14.69 for our subsidiaries in Austria amounting to € 247.4m (2003/2004: € 245.7m). Segment assets are allocated to the region in which they are located. Capital expenditures relate to the assets allocated to the respective segments. Segment assets and capital expenditures for Other European Countries include segment assets to be reported pursuant to IAS 14.69 amounting to € 130.6m (2003/2004: € 133.5m) and capital expenditures of € 1.5m (2003/2004: € 6.2m) relating to our subsidiaries in the Netherlands.

2004/2005 in € million (2003/2004 in € million)	Germany	Other European Countries	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,447.5**	**687.6**	**-40.7**	**2,094.4**
	(1,347.6)	(611.3)	(-35.9)	(1,923.0)
Sales to external third parties	1,406.0	686.8	0.0	2,092.8
	(1,309.5)	(610.5)	(0.0)	(1,920.0)
Sales to affiliated companies	41.4	0.1	-40.7	0.8
	(37,4)	(0.0)	(-35.9)	(1.5)
Rental income from affiliated companies	0.0	0.0	0.0	0.0
	(0.7)	(0.0)	(0.0)	(0.7)
Rental income from external third parties	0.1	0.7	0.0	0.8
	(0.0)	(0.8)	(0.0)	(0.8)
Segment assets	**1,023.4**	**361.0**	**-110.6**	**1,273.8**
	(892.0)	(351.1)	(-80.8)	(1,162.3)
Capital expenditures	**68.5**	**19.5**	**-0.1**	**87.9**
	(44.9)	(28.3)	(0.0)	(73.2)
EBIT	**53.0**	**38.2**	**-0.2**	**91.0**
	(43.8)	(21.2)	(-0.4)	(64.6)
Depreciation	**42.4**	**18.9**	**0.0**	**61.3**
	(43.2)	(19.1)	(0.0)	(62.3)
EBITDA	**95.3**	**57.2**	**-0.2**	**152.3**
	(87.0)	(40.3)	(-0.4)	(126.9)

The segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties are net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment definition

The allocation of operating divisions (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on operating divisions, whereas the secondary reporting system makes a distinction between the regions of Germany and of Other European Countries. The "DIY Stores" segment includes the 117 (2003/2004: 110) combined DIY stores and garden centers which are grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which let and charge the properties at normal market conditions to the respective DIY stores with garden centers within the Group. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

Segment results

The segment results depicted represent earnings before interest and taxes (EBIT) and the extraordinary result.

Segment assets and liabilities

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. The remaining assets and liabilities have been allocated on an appropriate basis. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments on a causation basis. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

Notes on the Consolidated Income Statement

(1) Sales

The sales mainly include income from the DIY stores segment. Income amounting to € 897k (2003/2004: € 1,482k) from the rental of real estate has also been included under the heading of sales.

The sales of the Group broken down into operating divisions and regions have been depicted in the segment reporting.

(2) Costs of goods sold

The costs of goods sold represent the expenses required for the generation of sales and are structured as follows:

	2004/2005 € 000s	2003/2004 € 000s
Expenses for ancillary materials and purchased goods	1,313,908	1,227,131
Expenses for external services	17,456	10,088
	1,331,364	**1,237,219**

(3) Selling and store expenses

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers and are structured as follows:

	2004/2005 € 000s	2003/2004 € 000s
Personnel expenses	285,292	257,460
Cost of premises	132,714	116,588
Advertising	77,082	72,709
General operating expenses	57,902	51,217
Depreciation and amortization	49,072	49,356
Other taxes	1,809	1,904
	603,871	**549,234**

General operating expenses primarily relate to administration expenses, transport costs, maintenance and upkeep, rental expenses for plant and office equipment, and vehicle expenses.

(4) Pre-opening expenses

Pre-opening expenses include those expenses arising at or close to the time of the construction up to the opening of a new DIY megastore with a garden center. These mainly comprise personnel expenses amounting to € 6,222k (2003/2004: € 7,025k) and miscellaneous expenses amounting to € 3,456k (2003/2004: € 3,796k). The miscellaneous expenses primarily relate to personnel expenses, depreciation and other taxes.

(5) General and administration expenses

General and administration expenses include all those costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such projects.

General and administration expenses are structured as follows:

	2004/2005 € 000s	2003/2004 € 000s
Personnel expenses	48,925	43,203
Legal and advisory expenses	10,098	9,243
Depreciation and amortization	7,790	7,943
Cost of premises	2,325	1,866
Other general and administration expenses	12,490	8,967
	81,628	**71,222**

Other general and administration expenses mainly relate to IT expenses, travel expenses, and vehicle expenses.

(6) Other income and expenses

Other income and expenses are structured as follows:

	2004/2005 € 000s	2003/2004 € 000s
Other operating income		
Income from advertising allowances	12,779	13,322
Income from exchange rate and payment differences	4,314	418
Income from allocations to the HORNBACH HOLDING Group	1,752	1,807
Income from the release of provisions	1,216	790
Income from the disposal of miscellaneous fixed assets	509	458
Miscellaneous income	11,258	7,439
	31,828	**24,234**
Other non-operating income		
Income from the disposal of subsidiaries and from the disposal of DIY megastore properties	10,161	1,017
Income from the release of provisions for disadvantageous contracts	1,925	0
	12,086	**1,017**
Other income	**43,914**	**25,251**

The remaining other income mainly relates to income from personnel contributions, damages payments and cost allowances granted by suppliers.

Non-operating income in the 2004/2005 financial year relates to income from the disposal of three (2003/2004: two) DIY megastore properties and one builders merchant center. Moreover, the income for the previous year includes income from the disposal of three real estate investments.

The DIY megastore properties were subsequently rented back on a long-term basis within the framework of an operating lease. There is a rental prolongation and purchase option at the end of the non-terminable basic rental period.

	2004/2005 € 000s	2003/2004 € 000s
Other operating expenses		
Expenses relating to exchange rate and payment differences	4,815	1,593
Losses incurred on disposals of fixed assets	1,877	547
Value adjustments and defaults on accounts receivable	1,528	670
Other operating expenses	3,466	4,125
	11,686	**6,935**
Other non-operating expenses		
Additions to provisions for disadvantageous contracts	4,700	3,400
Exceptional depreciation for tangible fixed assets	4,349	4,874
	9,049	**8,274**
Other expenses	**20,735**	**15,209**
Other income and expenses (net)	**23,179**	**10,042**

The remaining other operating expenses mainly relate to losses incurred on damages cases, and expenses incurred on services which are charged on. The corresponding income has been reported as other income.

As a result of the systems used, the income and expenses relating to valuations of foreign currency could only be undertaken on a net basis in the previous year. The introduction of the SAP FI/CO module means that these can now be accounted for and reported separately.

(7) Net financial expenses

	2004/2005 € 000s	2003/2004 € 000s
Other interest and similar income	1,256	411
of which from affiliated companies	(41)	(36)
Income from the fair value valuation of derivative financial instruments	355	230
Other interest and similar expenses	-24,604	-21,432
of which to affiliated companies	(-569)	(-1,135)
Expenses relating to the fair value valuation of derivative financial instruments	-26	0
Net financial expenses	**-23,019**	**-20,791**

In line with IAS 17 (Leases), finance lease contracts are shown under tangible fixed assets and the interest component amounting to € 280k (2003/2004: € 330k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 1,052k (2003/2004: € 1,509k) in the year under report and has been capitalized as an integral component of the costs of acquisition and manufacture of the tangible fixed assets concerned. Further financing costs amounting to € 168k (2003/2004: € 43k) were capitalized for the period of preparing the utility of SAP. The average financing cost rate of 5.4% to 5.9% (2003/2004: 5.4% to 5.9%) has been used to determine the level of debt costs to be capitalized.

(8) Taxes on income

Taxes on income include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

The German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 16% of their trading income, with the aforesaid tax being deductible for corporate income tax purposes. The corporate income tax rate amounts to 25%, plus 5.5% solidarity surcharge.

All domestic deferred tax items continue to be valued using an average tax rate of 38%. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. The income tax rates applied to foreign companies range from 18% to 31% (2003/2004: 20% to 35%).

The actual income tax charge of € 24,706k (2003/2004: € 16,926k) is € 1,139k lower (2003/2004: € 152k higher) than the expected tax charge of € 25,845k (2003/2004: € 16,774k) which would have been payable by applying the average tax rate of 38% (2003/2004: 38%) to the pre-tax earnings of the Group.

Tax loss carry-forwards not utilized to date amount to € 20,605k (2003/2004: € 28,089k), for which deferred tax assets have been reported in full. In the previous year, no deferred tax assets were reported in the case of loss carry-forwards amounting to € 635k in view of the fact that a future realization of the resultant benefit was not to be expected.

Break-down of the tax charge:

	2004/2005 € 000s	2003/2004 € 000s
Current taxation on income		
Germany	12,367	16,218
Other countries	5,891	1,439
	18,258	**17,657**
Deferred taxes		
Based on changes in temporary differences	4,692	-2,661
Based on changes to tax rates	-204	-141
Based on loss carry-forwards	1,960	2,652
	6,448	**-150**
Tax charge reported under extraordinary result	0	-581
Taxes on income	**24,706**	**16,926**

Deferred taxes amounting to € -63k (2003/2004: € -41k) have been recorded under shareholders' equity without any impact on operations.

The transition from the anticipated to the actual income tax charge is as follows:

	2004/2005 € 000s	%	2003/2004 € 000s	%
Anticipated income tax charge	25,845	100.0	16,774	100.0
Tax rate differences	-3,649	-14.1	-2,122	-12.7
Tax-free income	-306	-1.2	-58	-0.3
Tax reductions / increases due to changes in tax rates	-204	-0.8	141	0.8
Tax increases attributable to expenses not deductible for tax purposes	2,338	9.1	1,725	10.3
Non-period current and deferred taxes	915	3.5	639	3.8
Miscellaneous tax effects	-233	-0.9	-173	-1.0
Taxes on income	**24,706**	**95.6**	**16,926**	**100.9**
Effective tax rate (%)	36.3		38,7	

(9) Extraordinary result

The net extraordinary result in the 2003/2004 financial year mainly related to income amounting to € 1,673k from the allocation of public grants to cover the damages caused by the flood catastrophe in August 2002. There are no conditions or any other performance contingencies in connection with the grants received.

	2004/2005 € 000s	2003/2004 € 000s
Extraordinary expenses	0	-18
Extraordinary income	0	1,718
Extraordinary result before taxes	0	1,700
Tax effect on extraordinary result	0	-581
Extraordinary result after taxes	0	1,119

(10) Earnings per share

The undiluted earnings per share are calculated in line with IAS 33 (Earnings per Share) by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

Earnings per share

	2004/2005	2003/2004
Weighted number of shares issued	15,019,542	15,011,500
Consolidated net income for the year allocable to the shareholders of HORNBACH-Baumarkt-AG (in €)	43,307,376	27,990,267
Earnings per share (in €)	**2.88**	**1.86**

The weighted number of shares issued is calculated as follows:

	2004/2005	2003/2004
Shares issued as of March 1	15,011,500	15,011,500
Effect of the issue of new shares in January 2005	8,042	0
	15,019,542	**15,011,500**

The share option plans (Note 32) mean that shares with a potentially diluting effect have arisen, which have a partial impact on the earnings per share for the first time. Diluted earnings per share are calculated as follows:

Diluted earnings per share

	2004/2005	2003/2004
Weighted number of shares issued, including potential shares with a diluting effect	15,086,789	15,011,500
Consolidated net income for the year allocable to the shareholders of HORNBACH-Baumarkt-AG (in €)	43,307,376	27,990,267
Earnings per share (in €)	**2.87**	**1.86**

The weighted number of shares issued is calculated as follows:

	2004/2005	2003/2004
Weighted number of shares as of March 1	15,011,500	15,011,500
Effect of 1999 share option plan	75,289	0
	15,086,789	**15,011,500**

(11) Other disclosures on the income statement

Personnel expenses

The individual expense items include the following personnel expenses:

	2004/2005 € 000s	2003/2004 € 000s
Wages and salaries	281,188	253,778
Social security contributions	59,251	53,911
	340,439	**307,689**

The wages and salaries also include expenses relating to temporary employees. The figures for the previous year have been adjusted accordingly. The social security contributions include € 3,067k (2003/2004: € 2,783k) of pension provisions.

The personnel expenses include contributions to fund-based pension plans in Switzerland and the Netherlands.

The average number of employees was as follows:

	2004/2005	2003/2004
Salaried employees	10,205	9,255
Wage earners	201	191
Trainees	526	464
	10,932	**9,910**
Of which part-time employees	2,250	2,128

In terms of geographical regions, 7,433 (2003/2004: 6,685) of the average number of employees were employed in Germany and 3,499 (2003/2004: 3,225) were employed in other European countries in the 2004/2005 financial year.

Depreciation and amortization

The depreciation of tangible fixed assets and amortization of intangible assets were structured as follows:

	2004/2005 € 000s	2003/2004 € 000s
Scheduled amortization of goodwill	308	404
Scheduled amortization of intangible assets and depreciation of tangible fixed assets	56,648	57,000
Exceptional depreciation of tangible fixed assets	4,349	4,874
	61,305	**62,278**

The exceptional depreciation undertaken during the 2004/2005 financial year relates to land and buildings. Reference is also made to Note 13 in this respect. The exceptional depreciation undertaken in the previous year related to land and to plant and office equipment.

(12) Intangible assets

The development of intangible assets during the year under report was as follows:

€ 000s	Franchises, industrial property rights and similar rights and values and licenses to such rights and values	Goodwill	Advance Payments	Total
Cost of acquisition / manufacture				
Balance at 03.01.2004	39,654	4,125	2,410	46,189
Foreign currency conversion	30	0	0	30
Additions	2,342	-857	10,307	11,792
Disposals	62	-1,728	0	-1,666
Reclassifications	101	0	-87	14
Balance at 02.28.2005	**42,065**	**4,996**	**12,630**	**59,691**
Reclassifications				
Balance at 03.01.2004	30,118	914	0	31,032
Foreign currency conversion	27	0	0	27
Additions	2,963	308	0	3,271
Disposals	33	86	0	119
Balance at 02.28.2005	**33,075**	**1,136**	**0**	**34,211**
Book value at 02.28.2005	**8,990**	**3,860**	**12,630**	**25,480**
Book value at 02.29.2004	9,536	3,211	2,410	15,157

As in the previous year, the additions to franchises, industrial property rights and similar rights and values and licenses to such rights and values mainly relate to license fees for SAP software and expenses incurred in connection with adapting the software to its intended utilization. The additions to advance payments relate to outgoing payments for the planned expansion of SAP to include the retail module.

The negative additions to goodwill relate to subsequent reductions in the acquisition price of the shareholding in Lafiora HORNBACH Florapark GmbH acquired in the previous year. The negative difference of € -957k resulting from the initial consolidation of Lafiora HORNBACH Florapark GmbH which was posted in the previous year has thus retrospectively increased to € -1,814k. This negative difference resulted from the future losses accounted for in the purchase price. The differential amount was offset in full against losses incurred in the 2004/2005 financial year.
The amortization is included in the following items in the income statement:

	2004/2005 € 000s	2003/2004 € 000s
Selling and store expenses	1,266	1,109
General and administration expenses	2,005	2,745
	3,271	**3,854**

As in the previous year, there are no major restrictions on ownership and disposition rights.

(13) Tangible fixed assets

Tangible fixed assets showed the following developments during the year under report:

€ 000s	Land, leasehold rights and buildings, including buildings on non-proprietary land	Real Estate leased to third parties and reserve land in line with IAS 40 (Investment Property)	Other facilities, plant and office equipment	Advance payments and assets under construction	Total
Cost of acquisition / manufacture					
Balance at 03.01.2004	551,106	15,263	360,054	15,587	942,010
Foreign currency conversion	4,264	0	1,553	15	5,832
Additions to reporting entity	15,305	0	0	0	15,305
Disposals from reporting entity	20,810	0	88	0	20,898
Additions	9,209	1,546	37,546	12,475	60,776
Disposals	13,683	0	15,826	531	30,040
Reclassifications	712	0	1,153	-1,879	-14
Balance at 02.28.2005	**546,103**	**16,809**	**384,392**	**25,667**	**972,971**
Depreciation					
Balance at 03.01.2004	80,057	3,623	236,428	263	320,371
Foreign currency conversion	389	0	840	0	1,229
Disposals from reporting entity	213	0	3	0	216
Additions	16,157	1,697	40,180	0	58,034
Disposals	2,606	0	13,663	0	16,269
Balance at 02.28.2005	**93,784**	**5,320**	**263,782**	**263**	**363,149**
Book value at 02.28.2005	**452,319**	**11,489**	**120,610**	**25,404**	**609,822**
Book value at 02.29.2004	471,049	11,640	123,626	15,324	621,639

Exceptional depreciation amounting to € 4,349k was undertaken on land (€ 3,599k) and buildings (€ 750k) in the real estate segment during the 2004/2005 financial year. Of the aforementioned sum, € 1,609k (2003/2004: € 695k) related to real estate leased to third parties and to reserve land not yet earmarked for any particular utilization. In the previous year, exceptional depreciation amounting to € 4,874k was undertaken on land (€ 3,903k) in the real estate segment and on plant and office equipment (€ 971k) in the company's administrative divisions.

The exceptional depreciation was attributable to the valuation of assets whose book values were in excess of their respective net realizable values. The net realizable value was determined by independent experts on the basis of capitalized earnings power. Reference is made to Note 7 with regard to capitalized financing costs.

The additions to the reporting entity result from the initial consolidation of the shares in BM Immobilien Omega GmbH (previously: KiWi Grund GmbH). The disposals relate to the sale of shares in BM Immobilien Alpha GmbH.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg S.à.r.l., HORNBACH Baumarkt CS spol s.r.o., HORNBACH Bouwmarkt (Nederland) B.V., HORNBACH Baumarkt (Schweiz) AG, HORNBACH Baumarkt SK spol s.r.o. and HORNBACH Byggmarknad AB in the case of foreign consolidated companies.

Real estate leased to third parties and reserve land not yet scheduled for any specific use mainly relate to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide for prolongation options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The market value of real estate leased to third parties, including reserve land, amounts to approximately € 13,149k (2003/2004: € 12,953k). The market values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market at the reporting date on February 28, 2005.

Fixed assets which are available to the Group on the basis of finance lease contracts have been reported in the balance sheet as fixed assets amounting to € 3,032k (2003/2004: € 3,720k). These relate to rented buildings. Finance lease contracts are generally concluded for a basic rental period of 10 to 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased assets act as security for the relevant leasing obligations.

In addition to finance lease contracts, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store real estate which qualify as operating lease contracts as a result of the assets leased being economically attributable to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have a rent prolongation or purchase option.

A sum of € 92,997k was reported as rental expenses resulting from operating lease contracts, including ancillary expenses, in the 2004/2005 financial year (2003/2004: € 79,699k).

The real estate in question acts as security for bank loans in the form of registered land charges amounting to € 402,802k (2003/2004: € 427,560k).

(14) Financial assets

Financial assets showed the following developments during the year under report:

€ 000s	Shares in affiliated companies	Investments	Investment securities	Advance payments for financial assets	Total
Cost of acquisition					
Balance at 03.01.2004	0	1	242	601	844
Disposals from reporting entity	604	0	0	0	604
Additions	0	0	0	3	3
Disposals	0	0	78	0	78
Reclassifications	604	0	0	-604	0
Balance at 02.28.2005	0	1	164	0	165
Book value at 02.28.2005	**0**	**1**	**164**	**0**	**165**
Book value at 02.29.2004	0	1	242	601	844

Investment securities relate to securities which have to be held for legal reasons in Austria as cover for personnel-related provisions.

Advance payments for financial assets were made for the acquisition of the real estate subsidiary BM Immobilien Omega GmbH (previously: KiWi Grund GmbH). The shares in this subsidiary were acquired in full during the 2004/2005 financial year and the company was included in the consolidated financial statements.

Of the financial assets, € 164k (2003/2004: € 242k) has been stated at market value. All other financial assets are stated at cost of acquisition in view of the fact that market values cannot be reliably determined.

(15) Other long-term assets

Other long-term assets relate to deposits of € 1,627k (2003/2004: € 1,550k) paid as security for possible subsequent claims of the buyer to purchase price reductions. The deposits have a maximum term of 17 years.

(16) Deferred taxes

Deferred taxes relate to the following items:

	02.28.2005		02.29.2004	
	Assets € 000s	Liabilities %	Assets € 000s	Liabilities %
Intangible assets and tangible fixed assets	1,279	34,119	1,639	35,893
Inventories	338	3,079	147	2,964
Short-term assets	54	171	-	235
Other provisions	4,622	-	3,052	-
Liabilities	1,212	4,057	1,181	1,358
Tax-free reserves	-	5,399	-	1,570
Loss carry-forwards	6,336	-	9,038	-
Consolidated balance sheet	**13,841**	**46,825**	**15,057**	**42,020**

The tax legislation in a number of countries in which the Group has operations grants tax exemption to certain earnings, provided that these are not distributed to shareholders. Tax-exempt earnings amounted to € 0k at the reporting date (2003/2004: € 684k), which would result in tax obligations amounting to € 0k (2003/2004: € 293k) if they were distributed to shareholders.

(17) Inventories

	02.28.2005 € 000s	02.29.2004 € 000s
Auxiliary materials and supplies	2,035	1,579
Merchandise	432,171	431,040
Inventories (gross)	**434,206**	**432,619**
less impairments	7,850	7,644
Inventories (net)	**426,356**	**424,975**

As a result of the conversion of inventory management to SAP Retail scheduled to take place in the coming financial year, the internal and external presentation of inventory stocks has been revised. The reduction in acquisition price previously recorded separately as impairments will now be recorded directly in the gross inventories item. This results in a change in reporting compared with the previous year, which is structured as follows:

	02.29.2004 adjusted € 000s	02.29.2004 reported € 000s
Auxiliary materials and supplies	1,579	1,579
Merchandise	430,944	476,172
Inventories (gross)	**432,523**	**477,751**
less impairments	7,548	52,776
Inventories (net)	**424,975**	**424,975**

(18) Accounts receivable and other assets

The accounts receivable and other assets of the Group are structured as follows:

	02.28.2005 € 000s	02.29.2004 € 000s
Receivables from sale of land	18,500	0
Deferred charges and prepaid expenses	6,919	6,781
Tax refund claims	6,193	6,338
Receivables from credit notes for goods, inter alia	5,082	4,009
Receivables from credit card companies	4,933	5,268
Accounts receivable	3,244	2,050
Receivables from affiliated companies	2,071	813
of which from shareholders	(1,723)	(145)
Claims from contractual penalties	666	2,852
Other assets	5,705	6,445
	53,313	**34,556**

Write-downs amounting to € 658k (2003/2004: € 786k) have been undertaken on accounts receivable.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

Deferred charges and prepaid expenses mainly relate to TV advertising time paid in advance for March 2005, to advance payments made for the maintenance of hardware and software, and to insurance premiums paid.

(19) Cash and cash equivalents

	02.28.2005 € 000s	02.29.2004 € 000s
Credit balances at banks	128,764	34,202
Checks and cash on hand	14,451	14,361
Total	**143,215**	**48,563**

(20) Shareholders' equity

The development of shareholders' equity in the HORNBACH-Baumarkt-AG Group is shown in the change in shareholders' equity schedule for the 2003/2004 and 2004/2005 financial years.

(21) Share capital

As a result of the exercising of subscription rights for the first time in connection with the 1999 share option plan, a total of 86,330 new non-par ordinary shares in the company were issued during the 2004/2005 financial year in the form of a conditional capital increase. The issuing of these new shares resulted in the share capital of the company rising by € 258,990.00 to its current level of € 45,293,490.00. This is divided into 15,097,830 ordinary shares (2003/2004: 15,011,500).

The following provisions apply for the authorized and conditional capital:

The annual general meeting held on August 28, 2003 resolved to create new authorized capital I and authorized capital II in line with the following provisions:

The Board of Management is authorized, with the approval of the Supervisory Board of the company, to increase the registered capital of the company by up to € 7,500,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, with the approval of the Supervisory Board of the company, to increase the registered capital of the company by up to € 15,000,000 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This corresponds to 49.68% (2003/2004: 49.96%) of the current equity capital.

The conditional increase in the registered capital for executing the 1997 share option plan on the basis of a resolution passed by the annual general meeting of August 28, 1997 – now amounting to € 565,500.00 – is still valid (Conditional Capital I). A sum of € 303,000.00 of Conditional Capital I can no longer be used in view of the fact that the subscription period for the convertible bond was from May 12 to June 6, 1997 and has therefore expired.

The annual general meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the Hornbach share option plan of 1999, details of which can be found under Note 32 (Conditional Capital II).

A total of 86,330 option rights with a nominal value of € 258,990.00 were exercised during the 2004/2005 financial year. Accordingly, the level of conditional capital available as of the reporting date on February 28, 2005 amounted to € 4,241,010.00.

Total conditional capital therefore amounts to € 4,503,510.00. This corresponds to 9.9% of the current equity capital.

On the basis of the resolution passed by the Board of Management on October 4, 2004, the employees of HORNBACH-Baumarkt-AG were offered employee shares. HORNBACH HOLDING AG sold the necessary number of shares to HORNBACH-Baumarkt-AG from its stock of shares. A total of 17,175 shares were acquired from HORNBACH HOLDING AG at a price of € 26.00 and subsequently transferred to employees at a price of € 17.00. The difference between purchase and disposal price, amounting to € 9.00 per share, was recorded as a charge on operations.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us in accordance with Section 41 (2) Sentence 1 of the Securities Trading Act (WpHG) that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) of the Securities Trading Act (WpHG): HORNBACH Familientreuhand GmbH, Annweiler am Trifels, has notified us in accordance with Section 21 (1) and Section 22 (1) of the Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt AG exceeded the 5% threshold on August 6, 2002 and is now equivalent to 80.29%. These relate exclusively to voting rights allocable in accordance with Section 22 (1) No. 1 of the Securities Trading Act (WpHG).

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) of the Securities Trading Act (WpHG): Kingfisher plc., London/UK, has notified us in accordance with Section 21 (1) of the Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002.

Kingfisher plc is now entitled to approximately 5.5% of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to Section 25 (1) of the Securities Trading Act (WpHG): Platinum Asset Management Ltd., Sydney/Australia, has notified us in accordance with Section 21 (1) of the Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on May 27, 2003, and now amounts to around 5.51%. These relate exclusively to its own voting rights.

(22) Capital reserve

The capital reserve increased by € 2,249,197.32 in the 2004/2005 financial year from € 122,495,448.92 to € 124,744,646.24 (2003/2004: unchanged). Of this increase, € 1,920,842.50 results from the exercising of 86,330 option rights at a price of € 25.25 and a computed nominal value of € 3.00 in connection with the 1999 share option plan. Furthermore, a sum of € 328,354.82 of expenses relating to the fourth tranche of the 1999 share option plan have also been reported in the capital reserve.

(23) Retained earnings

Retained earnings related to "statutory reserves" and "other retained earnings".

Of the retained earnings of HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitute statutory reserves.

The retained earnings include foreign exchange conversion differences amounting to € 2,655k (2003/2004: € -203k).

(24) Distributable earnings and dividends

The distributable amounts relate to the retained earnings of HORNBACH-Baumarkt-AG determined in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the annual general meeting that, following the withdrawal of € 4,200,000 from other retained earnings, the retained earnings of € 13,233,233,32 reported by HORNBACH-Baumarkt-AG as of February 28, 2005 be appropriated as follows:

	€
A dividend of € 0.87 each on 15,097,830 ordinary shares	13,135,112.10
Balance to be carried forward to following year	98,121.22
	13,233,233.32

(25) Financial liabilities

Financial liabilities are made up of the following items:

2004/2005 financial year € 000s	**Short-term < 1 year**	**Maturity Periods Long-term 1 - 5 years**	**> 5 years**	**02.28.2005 Total**
Bonds	**0**	**188**	**239,411**	**239,599**
of which convertible	(0)	(188)	(0)	(188)
Liabilities to banks	**35,947**	**168,435**	**90,603**	**294,985**
Liabilities in connection with finance lease contracts	**796**	**1,090**	**1,867**	**3,753**
Liabilities in connection with derivative financial instruments	**3.325**	**0**	**0**	**3,325**
	40,068	**169,713**	**331,881**	**541,662**

2003/2004 financial year € 000s	Maturity Periods Short-term < 1 year	Long-term 1 - 5 years	> 5 years	02.29.2004 Total
Bonds	-	188	-	188
of which convertible	-	(188)	-	(188)
Liabilities to banks	125,013	182,950	99,614	407,577
Liabilities in connection with finance lease contracts	746	1,716	2,037	4,.499
Liabilities in connection with derivative financial instruments	3,198	-	-	3,198
	128,957	184,854	101,651	415,462

HORNBACH-Baumarkt-AG has placed a paper with a volume of € 250 million, a term of ten years and an interest coupon of 6.125% on the European capital market. This liability has been stated under long-term financial liabilities following the deduction of the related expenses of € 10,880k. The expenses arising in connection with the corporate bond have been distributed over the term of 10 years using the effective interest method. The bond is linked to the compliance with covenants customary to banks, such as the ratio of EBITDA to interest expenses. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation. The company has so far complied with all such covenants.

Land charges amounting to € 402,802k (2003/2004: € 427,560k) have been registered as collateral for liabilities to banks.

The HORNBACH-Baumarkt-AG Group had credit lines and other financing agreements amounting to € 220.0m on February 28, 2005 (2003/2004: € 181.9m). Its unutilized credit lines and free financing agreements amounted to € 217.6m (2003/2004: € 75.9m). Furthermore, the HORNBACH-Baumarkt-AG Group has outstanding credit lines for letters of credit amounting to USD 15.0m, of which USD 9.8m (2003/2004: USD 8.5m) had not been utilized.

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

2004/2005 financial year	Currency	% Interest Agreement (including swap)	Maturity	Amount 02.28.2005 € 000s
Loans	€	0.5 to 4.9	2006 to 2009	4,491
Mortgage loans	€	3.75 to 7.72	2005 to 2023	245,820
	CZK	5.08 to 7.98	2010 to 2018	36,733
				287,044

2003/2004 financial year	Currency	% Interest Agreement (including swap)	Maturity	Amount 02.29.2004 € 000s
Loans	€	0.5 to 4.9	2005 to 2023	15,894
Mortgage loans	€	4.56 to 7.72	2004 to 2023	262,007
	CZK	5.08 to 7.98	2010 to 2018	36,638
				314,539

The variable interest rates of swapped mortgage loans bear interest at the 3 month EUR-Libor rate, the 6 month EUR-Libor rate, the 3 month Euribor rate and the 6 month Euribor rate. The swap margins range from 0.30 to 0.75 basis points (2003/2004: 0.30 to 1.30).

Transition of future leasing payments to the liabilities from finance lease contracts:

2004/2005 financial year € 000s	Total	Maturity Periods < 1 year	1 to 5 years	> 5 years
Total leasing payments to be made in future	5,133	1,026	1,691	2,416
Interest component	1,380	230	601	549
Liabilities from finance lease contracts	3,753	796	1,090	1,867
	5,133	**1,026**	**1,691**	**2,416**

2003/2004 financial year € 000s	Total	Maturity Periods < 1 year	1 to 5 years	> 5 years
Total leasing payments to be made in future	6,160	1,026	2,415	2,719
Interest component	1,661	280	699	682
Liabilities from finance lease contracts	4,499	746	1,716	2,037
	6,160	**1,026**	**2,415**	**2,719**

(26) Other long-term liabilities

Other long-term liabilities are structured as follows:

	02.28.2005 € 000s	02.29.2004 € 000s
Liabilities	1,324	0
Accruals	6,498	6,857
Other personnel-related provisions	4,340	0
	12,162	**6,857**

The liabilities mainly relate to a remaining purchase price liability of € 1,022k (2003/2004: € 0k), including interest, for the BM Immobilien Omega GmbH subsidiary (previously: KiWi Grund GmbH). Furthermore, the liabilities item also includes liabilities of € 197k (2003/2004: € 0k) resulting from the valuation of the HORNBACH phantom stock plan.

The accruals were taken in connection with the amounts paid by HORNBACH Immobilien AG in the 1998/1999 financial year in settlement of damages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with an increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (19 years).

Other personnel-related provisions mainly relate to partial early retirement and to the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for partial early retirement mainly relate to the partial early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2004/2005 financial year. The work undertaken by partial early retirees is performed within the framework of a so-called block model. Provisions amounting to € 2,196k have been taken to cover the performance backlog up to the reporting date and for top-up payments. The provisions were calculated by an expert consultant on the basis of the 1998 mortality tables issued by Heubeck-Richttafel-GmbH and of a discounting rate of 3.35 % p. a.. Moreover, provisions of € 98k were taken to cover partial early retirement obligations in Austria.

(27) Accounts payable and other liabilities

	02.28.2005 € 000s	02.29.2004 € 000s
Advance payments received for orders	3,902	3,885
Accounts payable	162,353	153,784
Liabilities to affiliated companies	2,823	72,580
of which: to shareholders	(2,771)	(271)
Other liabilities	45,148	41,244
of which: taxation	(14,013)	(7,787)
of which: social security contributions	(7,654)	(7,384)
	214,226	**271,493**

As in the previous year, all accounts payable and other liabilities have an outstanding term of less than one year. Accounts payable are secured by reservations of title to the customary extent.

Taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. Other liabilities mainly include amounts due for outstanding invoices and liabilities for salary payments to employees.

(28) Taxation and other provisions

Provisions showed the following developments during the 2004/2005 financial year:

Type of provision € 000s	Opening Balance 03.01.2004	Changes to Reporting Entity	Foreign Currency Conversion	Utilized	Released	Added	Closing Balance 02.28.2005
Tax provisions	**14,209**	**-28**	**55**	**12,583**	**1,653**	**12,660**	**12,660**
Other provisions							
Personnel expenses	33,823	0	90	29,978	318	31,214	34,831
Other	15,099	-5	32	6,926	2,823	11.817	17,194
	48,922	**-5**	**122**	**36,904**	**3,141**	**43,031**	**52,025**
Total	**63,131**	**-33**	**177**	**49,487**	**4,794**	**55,691**	**64,685**

Tax provisions

Tax provisions include provisions for current income taxes and for miscellaneous taxes. In the previous year, additional taxes arising from an external tax audit undertaken during the 2003/2004 financial year had been reported. Current income tax provisions are offset against corresponding income tax refund claims, provided that they relate to the same tax authority and are identical as far as their type and their due dates are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax. Reference is made to Note 16 with regard to the deferred taxes capitalized under a special item.

Other provisions

Provisions for personnel expenses mainly relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses, disabled persons levy and pension contributions.

Other provisions mainly relate to gas, water, electricity, year-end expenses, litigation expenses, insurance expenses, warranty costs, and provisions for disadvantageous contracts.

The provisions for personnel expenses include long-term provisions amounting to € 4,340k (2003/2004: € 0k). More detailed information has been provided in this respect under Note 26. As in the previous year, all taxation and other provisions reported here have an outstanding term of less than one year.

(29) Other financial obligations

2004/2005 financial year € million	Maturity Periods < 1 year	1 to 5 years	> 5 years	02.28.2005 Total
Purchase obligations for capital expenditures	57.2	0.0	0.0	57.2
Obligations under rental, hiring, leasehold and leasing contracts	96.8	339.4	587.8	1,024.0
Other financial obligations	0.9	0.0	0.0	0.9
	154.9	**339.4**	**587.8**	**1,082.1**

2003/2004 financial year € million	Maturity Periods < 1 year	 1 to 5 years	 >5 years	02.29.2004 Total
Purchase obligations for capital expenditures	22.8	0.0	0.0	22,8
Obligations under rental, hiring, leasehold and leasing contracts	84.0	326.8	614.6	1,025.4
Other financial obligations	1.0	0.0	0.0	1.0
	107,8	**326.8**	**614.6**	**1,049.2**

Furthermore, there is a mutual offer right relating to a leasing contract for an Austrian DIY store with a garden center with a sales area of 11,825 m².

The obligations resulting from rental, hiring, leasehold and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly pertain to DIY stores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, and there are subsequent rental prolongation options. The respective agreements include rent adjustment clauses.

Future income from rental and leasing contracts is as follows:

2004/2005 financial year € 000s	Maturity Periods Short-term < 1 year	 Long-term 1-5 years	 > 5 years	02.28.2005 Total
Rental income				
Third parties	774	3,067	2,750	**6,591**

2003/2004 financial year € 000s	Maturity Periods Short-term < 1 year	 Long-term 1-5 years	 > 5 years	02.29.2004 Total
Rental income				
Third parties	816	3,265	3,583	**7,664**

The rental income results from the letting of retail real properties. In most cases, the rental contracts have a term of between 5 and 15 years.

Expenses amounting to € 382k (2003/2004: € 544k) were incurred in connection with the letting of properties to third parties during the year under report.

(30) Legal disputes

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or appropriate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

As of February 28, 2005, additional risks had emerged in connection with possible disputes in respect of patent law. While any recourse to HORNBACH-Baumarkt-AG in this respect is not deemed likely, the possibility cannot be completely excluded. The potential recourse amounted to € 13.3m as of the reporting date. In the event of any recourse in this matter, HORNBACH-Baumarkt-AG has possible reimbursement claims in the same amount.

(31) Financial instruments

Financial instruments are financial transactions based on contracts involving a claim to payment. In line with IAS 32 (Financial Instruments: Disclosure and Presentation), these include primary financial instruments on the one hand, such as accounts receivable and payable, as well as financial claims and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest rate swaps and currency swaps.

Primary financial instruments

The volume of primary financial instruments can be seen in the balance sheet. In line with IAS 39 (Financial Instruments: Recognition and Measurement), asset-side financial instruments are stated at cost of acquisition or at current market values. Financial instruments which constitute liabilities are stated at their updated cost of acquisition. Shares in non-consolidated subsidiaries and shareholdings are also regarded as "financial assets available for sale", but they are generally valued at cost of acquisition in view of the fact that there is no active market for these companies and that their respective current market values cannot be reliably determined without disproportionate expense. Lower attributable values are stated in the event of there being indications to this effect.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest limitation agreements (caps) and interest rate swaps, are used to hedge exchange rate and interest risks. Derivative financial instruments are initially stated at cost of acquisition and subsequently reported at their current market values. In line with our risk principles, no derivative financial instruments are held for trading purposes.

The current market values of forward exchange transactions (including the underlying forward exchange transaction) and foreign currency options are determined on the reporting date on the basis of market conditions. The market value of interest rate swaps on the reporting date is determined by the financial institutions with which the swaps were concluded.

The following table provides an overview of the derivative financial transactions on the reporting date together with their nominal and current market values.

At the same time, the values of opposing transactions, such as foreign exchange purchases or sales, are shown on a net basis. Nominal value totals are shown in the nominal value line without the offsetting of any opposing transactions.

Derivative financial instruments: 2004/2005 financial year	**Interest Limitation Agreements**	**Forward Exchange Transactions**	**Interest Rate Swaps**	**Total**
Nominal value in € 000s	7,101	3,017	44,542	54,660
Market value in € 000s (before deferred taxes)	0	-26	-3,299	-3,325

Derivative financial instruments: 2003/2004 financial year	Interest Limitation Agreements	Forward Exchange Transactions	Interest Rate Swaps	Total
Nominal value in € 000s	8,522	11,273	54,828	74,623
Market value in € 000s (before deferred taxes)	2	114	-3,198	-3,082

Accounting for hedging transactions

Hedging transactions act as a safeguard against the interest and currency risks associated with an underlying transaction. The risk of variable interest payments is mainly hedged by means of swaps which convert the variable interest payment into a fixed interest payment. The currency risk of future transactions, such as the purchase of goods in the Far East using US dollars, is hedged by means of forward exchange transactions. Hedging transactions are mainly deployed for currency risks relating to future transactions which are expected within a period of one year. The market value of cash flow hedging transactions is shown in the balance sheet as an asset or liability and reported as an opposing item in the retained earnings taking account of deferred taxes and only recorded as having an effect on earnings when the payment has actually materialized.

Risks of financial instruments

Currency risk

Currency risks, i.e. the potential reduction in value of a financial instrument on account of changes in foreign exchange rates, particularly apply wherever accounts receivable and accounts payable exist in a currency different from the local currency of the company, or will exist in the scheduled course of business.

The company is exposed to foreign currency risks. These risks derive from the purchase of goods in the Far East using US dollars, with the corresponding sales mainly being denominated in European currencies.

The company deploys forward exchange transactions to manage its foreign currency risks. The risks arising from operating activities are systematically recorded and analyzed. Decisions are taken on a regular basis as to the scope of hedging deals.

The current market value of forward exchange transactions, including underlying forward exchange transactions, amounted to € 55k as of February 28, 2005 (2003/2004: € 114k). Of this amount, € 81k (2003/2004: € 206k) has been stated as other assets and € 26k (2003/2004: € 92k) as other liabilities.

Interest risk

At the end of the year, the Group was mainly financed by a euro bond amounting to € 250,000k and by long-term fixed interest euro loans amounting to € 250,311k (2003/2004: € 277,901k) and long-term CZK loans amounting to € 36,733k (2003/2004: € 36,638k). The interest structure of the variable interest-bearing loans denominated in euros has been modified using derivative financial instruments. At the end of the 2004/2005 financial year, the Group had interest rate swaps amounting to € 44,542k (2003/2004: € 54,828k), with which a transformation from variable interest commitments to fixed interest commitments was achieved. The market value of the interest rate swaps amounted to € -3,299k on February 28, 2005 (2003/2004: € -3,198k) and is reported under financial liabilities. The terms of the interest rate swaps are coordinated with the terms of the loans.

The current market values of the above-mentioned interest rate swaps which meet the requirements of IAS 39 with regard to hedge accounting amounted to € -2,855k on February 28, 2005 (€ -1,931k after deferred taxes). The current market value of the interest rate swaps as of February 29, 2004 had amounted to € -2,398k (€ -1,538k after deferred taxes). The changes in the current market values are recorded under shareholders' equity.

The change in the market value of one interest rate swap not meeting the requirements of IAS 39 with regard to hedge accounting has been directly recorded in the income statement at € 355k (€ 220k after deferred taxes). In the previous year, market value changes amounting to € 230k (€ 143k after deferred taxes) were recorded in the income statement.

Credit risk

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered unto upon the conclusion of a financial instrument. The credit risk of the Group is limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of excellent credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The maximum credit risk is equivalent to the book value of the financial assets.

(32) Share option plans

1997 share option plan

As part of a share option plan for its employees, the company issued convertible bonds (then denominated in DM) in the 1997/1998 financial year with the following conditions:

Term: 10 years (July 1, 1997 to June 30, 2007)
Interest: 5.6 % p. a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG at a ratio of 1:1 (DM 2,500.00 convertible bonds in 500 shares with a face value of DM 5.00) by making a payment of DM 52.40 (€ 26.79) per share. The conversion price therefore amounts to DM 57.40 (€ 29.35).

Exercise hurdle:	The cash price of the share must be at least 20% higher than the conversion price (base price) on the day before the conversion is executed, i.e. DM 68.88 (€ 35.22).
Disposition restriction:	The convertible bond and the resultant right are restricted to the person entitled to make the subscription and therefore may not be transferred, encumbered or pledged.
Conversion date:	Two fixed conversion periods of 3 weeks each are envisaged for each calendar year for exercising the conversion right. These periods commence on the third banking day after the annual general meeting and on the third banking day after the publication of the nine-month report (mid-December).

The beneficiaries of the share option plan were permitted to subscribe for nominal amounts of DM 2,500, DM 5,000 or DM 7,500 of the convertible bond.

The following conditions of conversion also apply:

Latest exercise date:	14 days before the end of the term
Holding period of the shares:	None
Lapse of the conversion right:	Upon termination of the employment contract, three years after retirement, three years after the death of the beneficiary. The convertible bonds are due for repayment when the conversion right lapses.

Subscription rights to 73,500 shares may still be acquired from the convertible bonds issued in the 1997/1998 financial year within the scope of the share option plan for employees.

As in the previous year, no bonds were converted into shares during the 2004/2005 financial year. An amount of € 0k (2003/2004: € 9k) was repaid to employees who had left the company.

1999 share option plan

The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries:

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

		Number of Rights
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of managerial tiers below the Board of Management	1,100,000
Group 3:	Managing Directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of managerial tiers below the Managing Directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods:

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company earnings for the third quarter of the financial year. The issue date for the tranches is therefore the date of the corresponding resolution on the issue by the Board of Management or the Supervisory Board.

Qualifying period and exercise period:

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price:

The subscription price is based on the average closing rate of the share in trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window:

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG in trading exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30%.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those contained in the Securities Trading Act (WpHG).

Non-transferability and employment relationship:
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2004/2005 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted during the 2004/2005 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

	Previous Year Number of Rights	Change Number of Rights	Balance at 02.28.2005 Number of Rights
To members of Group 1:	85,500	-7,200	78,300
To members of Group 2:	843,800	-104,270	739,530
To members of Group 3:	40,000	-2,800	37,200
To members of Group 4:	183,800	-46,800	137,000
	1,153,100	**-161,070**	**992,030**

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with the IFRS 2 Standard (Share-based Payment). As in the previous year, no options from the fourth tranche were exercised during the 2004/2005 financial year. The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 329k have been accounted for in connection with the valuation of the share option plan in the 2004/2005 financial year (2003/2004: € 0k) and correspondingly recorded in the shareholders' equity.

The total number of rights in this tranche showed the following developments in the 2004/2005 financial year:

	Previous Year Number of Rights	Lapsed Number of Rights	Balance at 02.28.2005 Number of Rights
To members of Group 1:	22,500	0	22,500
To members of Group 2:	265,200	-13,200	252,000
To members of Group 3:	12,000	0	12,000
	299,700	**-13,200**	**286,500**

2003 phantom stock plan

On the basis of its resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan in order to avoid any disadvantaging of members of managerial tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on the payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (share-based remuneration with cash settlement).

Subscription beneficiaries and issue date:

A total of 108,400 option rights were issued on July 7, 2003 for members of managerial tiers below the managing directors at domestic and foreign subsidiaries.

Qualifying period and exercise period:

The option rights may only be exercised following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

Subscription price:

The subscription price is based on the average closing rate of the share in trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

Exercise hurdle and exercise window:

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG in trading exceeds the subscription price by at least 30%.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those contained in the Securities Trading Act (WpHG).

Non-transferability and employment relationship:

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

Due to the acquisition period having expired, no more subscription rights were issued during the 2004/2005 financial year.

The options showed the following developments during the 2004/2005 financial year:

	Number of Rights
Total at beginning of financial year	106,800
Lapsed options	10,800
Exercised options	0
Total on reporting date	96,000

At the reporting date on February 28, 2005, the option was valued at an amount of € 12.26 (2003/2004: € 7.78). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Expenses of € 197k have been recorded in connection with the valuation of the share option plan in the 2004/2005 financial year (2003/2004: € 0k).

(33) Relationships with closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with non-consolidated companies when exercising its normal trading activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The affiliated companies are as follows:

HORNBACH Familientreuhand GmbH

Parent company

HORNBACH HOLDING AG

Associate companies

HORNBACH Immobilien AG
HORNBACH Baustoff Union GmbH

Subsidiaries and sub-subsidiaries of associate companies

Decorama HORNBACH Fliesentechnik GmbH
Union Bauzentrum HORNBACH (Bornheim) GmbH
HORNBACH Mietservice GmbH
Union Bauzentrum Becker GmbH
Becker Baubedarf GmbH
Ruhland-Kallenborn & Co. mbH
Ruhland-Kallenborn Grundstücksverwaltungs-gesellschaft mbH
Etablissements Camille Holtz et Cie S.A., Phalsbourg/France
Robert Röhlinger GmbH
BauWerk Zentrum für's Bauen GmbH (previously: Robert Röhlinger Bauwerk GmbH)
Self-made Haus GmbH
Werbeagentur Plusconcept GmbH
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Malmö AB
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Norrköping AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Eiendom i Lier AS
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HX Immobilien Xi GmbH
HO Immobilien Omega GmbH

HR Imobilien Rho GmbH	HORNBACH Immobilien SK-BW s.r.o.
HC Immobilien Chi GmbH	Reiterer Immobilien GmbH
HM Immobilien My GmbH	Sulfat GmbH & Co Objekt Bamberg KG
HORNBACH Real Estate Nederland B.V.	Sulfat GmbH & Co Objekt Düren KG
HORNBACH Immobilien H.K. s.r.o.	Sulfat GmbH & Co Objekt Saarbrücken KG

The following principal transactions were executed with the aforesaid affiliated companies:

	02.28.2005 € 000s	02.29.2004 € 000s
Rent and ancillary costs for rented DIY stores with garden centers	40,417	37,603
Interest charges for group financing	548	925
Allocations made for administration expenses	2,053	1,188
Allocations received for administration expenses	1,752	1,784
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	772	1,655

At February 28, 2005, there were receivables amounting to € 2,071k (2003/2004: € 813k) due from and payables amounting to € 2,823k (2003/2004: € 72,580k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

Furthermore, HORNBACH-Baumarkt-AG sold a piece of land acquired during the year under report at an acquisition cost of € 1,009k to HORNBACH Immobilien AG.

The Supervisory Board members and former longstanding members of the Board of Management, Messrs. Albert Wilhelm Hornbach and Otmar Hornbach, are continuing to put their extensive experience at the disposal of the company within the framework of a consulting contract. Their advisory services are remunerated by means of a symbolic amount of one euro each per month.

(34) Events subsequent to the reporting date

One DIY store with a garden center in Germany was sold at a price amounting to € 18.5m at the beginning of the 2005/2006 financial year.

The Supervisory Board will pass resolution on the approval of the consolidated financial statements for publication at its meeting on June 21, 2005.

(35) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2004/2005 financial year:

Steffen Hornbach, Graduate in Engineering — Chairman

Dr. Bernd Lübcke, Graduate in Mathematics

Roland Pelka, Graduate in Business Administration

Bernd Rob, Graduate in Business Administration

Jürgen Schröcker, Graduate in Business Administration — from October 1, 2004

Manfred Valder, Businessman

The total remuneration paid to the Board of Management of HORNBACH-Baumarkt-AG for assuming their duties and responsibilities for the Group amounted to € 2,632k in the 2004/2005 financial year (2003/2004: € 1,809k). Of the aforesaid amount, € 1,073k (2003/2004: € 954k) related to fixed remuneration and € 1,559k (2003/2004: € 855k) to performance-related components. The members of the Board of Management owned a total of 21,767 shares in HORNBACH-Baumarkt-AG at the reporting date on February 28, 2005 (2003/2004: 21,362).

The following persons were **members of the Supervisory Board** in the 2004/2005 financial year:

As representatives of the shareholders:

Gerhard Wolf — Chairman
Graduate in Business Administration, Worms

Dr. Wolfgang Rupf — Deputy Chairman
Director
AKV Altkönig Verwaltungs GmbH
Königstein

Albert Wilhelm Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Otmar Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

William John Whiting
Company Director
Kingfisher plc
London

As representatives of the employees:

Rudolf Helfer Senior Specialist for Occupational Safety	Senior Deputy Chairman for salaried employees
Kerstin Heidtke Sales Assistant, Saarbrücken Store	for salaried employees
Christian Lilie District Manager, Southern Region	for managerial employees
Johannes Otto Assistant Store Manager, Mannheim-Neckarau Store	for the trade unions
Ralf Puley Assistant Store Manager, Wuppertal Store	for salaried employees
Dirk Reimers Trade Union Secretary, ver.di Mainz	for the trade unions

The remuneration of the members of the Supervisory Board amounted to € 161k in the 2004/2005 financial year (2003/2004: € 162k). This included € 92k (2003/2004: € 93k) in the form of fixed remuneration and € 69k (2003/2004: € 69k) in the form of performance-related components. The members of the Supervisory Board owned 68,162 shares in HORNBACH-Baumarkt-AG on the reporting date (previous year: 147,441).

The current term in office of all members of the Supervisory Board expires upon the conclusion of the annual general meeting releasing them from responsibility for the 2007/2008 financial year.

Mandates in supervisory boards and other control bodies
(Disclosures pursuant to Section 285 No. 10 of the German Commercial Code – HGB)

Members of the Supervisory Board of HORNBACH-Baumarkt-AG

a) Membership of legally prescribed supervisory boards
b) Membership of comparable control bodies

Gerhard Wolf
a) HORNBACH HOLDING AG (Chairman)
K+S Aktiengesellschaft (Chairman)
Kali und Salz GmbH (Chairman)

Dr. Wolfgang Rupf
a) HORNBACH HOLDING AG (Deputy Chairman)
GC Corporate Finance AG (Member)
PEIKER acoustic GmbH & Co KG (Member)

Albert Wilhelm Hornbach
a) HORNBACH HOLDING AG (Member)
WASGAU Produktions & Handels AG (Member)

Otmar Hornbach
a) HORNBACH Immobilien AG (Chairman)
HORNBACH HOLDING AG (Member)
WASGAU Produktions & Handels AG (Deputy Chairman)

Dirk Reimers
b) Metro C+C GmbH (Member)*

William John Whiting
b) B&Q International Co. Ltd*
B&Q Ireland Ltd*
B&Q Taiwan*
Koçtas Yapi Marketleri Ticaret AS*
Pescador SARL*

* not relevant for determining the maximum number of supervisory board mandates pursuant to Section 100 (2) No. 1 of the Stock Corporation Act (AktG)

a) Membership of legally prescribed supervisory boards
b) Membership of comparable control bodies

Roland Pelka
a) WASGAU Produktions & Handels AG (Member)

Bernd Rob
a) HORNBACH Immobilien AG (Deputy Chairman)

Jürgen Schröcker
b) Poco Holding GmbH (Member)*

Manfred Valder
a) HORNBACH Immobilien AG (Member)

* not relevant for determining the maximum number of supervisory board mandates pursuant to Section 100 (2) No. 1 of the Stock Corporation Act (AktG)

Bornheim, May 10, 2005

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach	Dr. Bernd Lübcke	Roland Pelka
Bernd Rob	Jürgen Schröcker	Manfred Valder

Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements compiled by Hornbach-Baumarkt-AG, Bornheim bei Landau/ Pfalz, for the business year from March 1, 2004 to February 28, 2005. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on the basis of random samples within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from March 1, 2004 to February 28, 2005, has not led to any reservations.

In our opinion, the group management report provides a suitable overall representation of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from March 1, 2004 to February 28, 2005 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, May 10, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Laubach Wirtschaftsprüfer	Kleinbeck Wirtschaftsprüferin

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HORNBACH-Baumarkt-Aktiengesellschaft
D-76878 Bornheim bei Landau/Pfalz
Germany
Telephone (+49) 63 48 60 00
Telefax (+49) 63 48 60 40 00
Internet http://www.hornbach.com
E-mail info@hornbach.com

Investor Relations
Telephone (+49) 63 48 60 23 20
E-mail invest@hornbach.com

Realisation: www.colours.de

HORNBACH
Es gibt immer was zu tun.

HORNBACH Group concludes best year in its history – 1,000 new jobs created

Record sales and a jump in earnings in the 2004/2005 financial year / consolidated sales rise by 8 percent to Euro 2.22 billion / EBIT improves by 25 percent to Euro 99 million / Company outperforms the sector

Frankfurt am Main, June 24, 2005. The HORNBACH GROUP, which operates one of the largest DIY store chains in Europe, countered the trend in the overall sector and achieved significant sales and earnings growth in the 2004/2005 financial year (02.28). Even though the "Do-it-yourself" sector, like the overall retail sector, was affected by the subdued consumer climate, and by an aggressive price war, the net sales of the HORNBACH HOLDING AG parent company rose by eight percent to Euro 2.22 billion. The HORNBACH-Baumarkt-AG subgroup, at which the core DIY store and garden center business is pooled, improved its net sales by 8.9 percent to Euro 2.09 billion, breaking through the Euro 2 billion mark for the first time.

"2004/2005 was the best financial year in the long history of our company," commented Roland Pelka, CFO of HORNBACH HOLDING AG, at the annual press conference in Frankfurt am Main. The earnings before interest and taxes (EBIT) of the overall Group rose by 25 percent compared with the previous year to reach Euro 99 million. The EBIT of the HORNBACH-Baumarkt-AG subgroup rose by 41 percent to a record Euro 91 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) showed a year-on-year improvement of 16 percent to reach Euro 181 million at the overall Group, and of 20 percent to reach Euro 152 million at the Baumarkt subgroup. Earnings before tax at the overall Group rose by 37 percent to Euro 62 million, while pre-tax earnings at HORNBACH-Baumarkt-AG improved by an impressive 55 percent to reach Euro 68 million.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Solid financial base for the Group

Pelka highlighted the Group's solid financial base. "With an equity ratio of 30.4 percent at the overall Group and of 31.3 percent at the HORNBACH-Baumarkt-AG subgroup, we can rely on a high degree of security and flexibility for the ongoing financing of our growth in Germany and abroad." The high level of liquidity at the company was largely due to the Euro 250 million bond placed with institutional investors by HORNBACH-Baumarkt-AG in November 2004. In terms of accessing sources of capital for further expansion, this represented new territory for a family-managed medium-sized company.

Dividend at same level as in previous year

As a result of the excellent earnings situation in the past financial year, the Board of Management will be proposing the distribution of dividends of the same level as in the previous year for approval by the annual general meetings to be held at the beginning of September. The dividends would amount to Euro 1.14 for the preference shares in HORNBACH HOLDING AG and Euro 0.87 for the ordinary shares in HORNBACH-Baumarkt-AG. "We are thus maintaining our policy of dividend continuity," stressed the CFO. "Investors can rely on HORNBACH shares as a solid long-term investment with high intrinsic value and a stable dividend."

More than 11,700 employees at HORNBACH

HORNBACH opened five new DIY megastores with garden centers in the past financial year and created just under 1,000 new jobs, half of which are in Germany. The company currently operates 119 DIY megastores and garden centers with total sales areas of more than 1.2 million square meters. In the current financial year, the total number of stores is expected to increase to up to 125 with total sales areas of more than 1.3 million square meters. The HORNBACH Group now has more than 11,700 employees. The 2005/2006 financial year can be expected to see further growth in this respect as well.

Sales growth maintained in Q1, but earnings down on previous year

The HORNBACH Group increased its sales in the first quarter of the current 2005/2006 financial year, with both companies reporting sales growth of 5.4% to Euro 651 million (Group) and Euro 617 million (HORNBACH-Baumarkt-AG). However, the sales growth was mainly attributable to the increase in sales areas, with a marginal decline in like-for-like sales. This was principally due to the cold, wet weather conditions in March, the effects of which could not be fully compensated for in the two subsequent months. Moreover, in view of price competition remaining tough, the company had budgeted for a lower gross margin than in the previous year. Taken together, these factors meant that earnings fell short of expectations – as already published in ad-hoc announcements.

Strategic partnership with Kingfisher pays off

For the overall financial year, the company expects to generate sales of around Euro 2.4 billion (Group) and of almost Euro 2.3 billion (HORNBACH-Baumarkt-AG). Earnings at the overall Group and at its DIY subsidiary will fall short of the record figures published for the past year. This is partly due to the increased costs relating to the opening of nine new DIY megastores with garden centers, and to the rollout of SAP to all stores. Earnings will be positively affected by the company's strategic partnership with the British Kingfisher group. This cooperation with the largest DIY operator in Europe not only represents a strategic competitive advantage, but also produces price benefits as a result of the joint product procurement activities.

Higher growth than the sector

"We expect our comparable store sales and earnings to show more rapid growth than the overall sector once again," underlined Pelka. This would mark the seventh consecutive year in which HORNBACH had outperformed the sector average in its core German market. The market share of the HORNBACH Group will grow from 7.6 percent to 8 percent in the current financial year. By comparison, in 1998 it had still amounted to 4.9 percent.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Note: the annual report for the 2004/2005 financial year and the extensive quarterly report for the first quarter of 2005/2006 have been published at www.hornbach.com.

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
E-mail: invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
E-mail: presse@hornbach.com

Internet: www.hornbach.com

HORNBACH Group:

Continuous Sales and Earnings Growth

Company superbly placed for forthcoming consolidation in the sector / Highest sales surface profitability / International share to increase further to 40 percent / Permanent low price vs. "discount battle"

Frankfurt am Main, June 24, 2005. The HORNBACH Group is convinced that it will emerge as one of the winners from the forthcoming consolidation of the German DIY sector. "Our company is superbly placed in Germany and abroad. Our sales and earnings have grown more rapidly than sector averages for many years now," commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, at the annual press conference in Frankfurt am Main. "The HORNBACH Group has built up such a lead over its competitors in terms of efficiency that it can afford to sit back and watch the market consolidation expected in Germany."

Thousands of jobs created

Hornbach pointed out that the sales of HORNBACH HOLDING AG had risen by close to 20 times since the year preceding the company's IPO in 1987 – from Euro 113 million in the 1986/87 financial year to Euro 2.22 billion in 2004/2005. The number of DIY stores and centers operated by the Group had risen from 16, all of which were located in Southern Germany, to 119 across eight European countries. The number of jobs at HORNBACH had grown over the same period from 630 to its current total of more than 11,700. "HORNBACH is one of only eleven companies in Germany to have continuously created additional jobs in the past five years," added Albrecht Hornbach.

With an average store size of more than 10,300 square meters, HORNBACH occupied the first place in the entire sector. HORNBACH's lead over its competitors did not only involve store size, however, but also included sales surface productivity. The company generated annual sales of Euro 1,800 per square meter of sales surface – "a figure which leaves all of our competitors behind us," stressed Hornbach.

Right strategic decisions taken

With the launch of its international expansion in 1996, HORNBACH had taken the right strategic decision, continued the Chairman of the Board of Management. The company already generated a third of its sales at its 31 international stores, which are spread across Austria, the Netherlands, Sweden, Luxembourg, Switzerland, the Czech Republic and Slovakia. Earnings at the international stores were higher than those in the highly contested, and thus less profitable, domestic market. "Our ongoing international growth will continue to offset the weakness of the domestic economy. We aim to expand further and to increase our international share of sales to 40 percent in the coming years," stressed the HORNBACH boss.

150 HORNBACH stores by 2010

Hornbach announced the opening of 35 new DIY megastores with garden centers over the next five years. The total number of stores operated by the company was expected to exceed 150 in 2010, with sales areas significantly in excess of 1.74 million square meters. "We are not interested in sales surface expansion at any price. What counts for our results is not the number of the stores, but rather their profitability. That's why we are only expanding at locations where we can achieve the required productivity", he explained. "Even in Germany, there is certainly no lack of attractive locations for new store openings". The scheduled growth would also lead to a further rise in the number of employees at the HORNBACH Group. "Our company will continue to act as a job machine in the coming years, and will create thousands of new jobs", remarked Albrecht Hornbach.

Price leadership with permanent low prices

Hornbach was unperturbed by the increasingly tough levels of price competition in Germany. "Some of our competitors are trying to attack each other at ever decreasing intervals with 'discount campaigns' and 'bargain offers" aimed at obtaining market share. Our customers can rely on

obtaining quality products at permanently low prices at all times. This makes us the price leader on a permanent basis."

Transparency for the financial markets

HORNBACH is the only publicly listed company in the German DIY sector. The two companies, HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG, are thus committed to providing investors with a particularly high degree of transparency. They publish company data on a regular basis and are open to assessment by analysts and the banks. Apart from the Metro Group, HORNBACH is the only retail company in Germany to have received a public rating over and above its stock market listing. "Our expansion strategy is constantly in the public eye," explained Albrecht Hornbach. "However, we view this transparency as constituting an advantage over our unlisted competitors, rather than a disadvantage. The public assessment means that we are constantly obliged to measure our strategic goals against actual developments and to make rapid adjustments whenever necessary," emphasized the Chairman of the Board of Management.

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
E-mail: invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
E-mail: presse@hornbach.com

Internet: www.hornbach.com

Interim Report

HORNBACH-BAUMARKT-AG GROUP

1st QUARTER 2005/2006

(MARCH 1 – MAY 31, 2005)



HORNBACH

Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG Group

Interim Report (IFRS) for the First Quarter of 2005/2006

(March 1 - May 31, 2005)

- First-quarter sales at DIY megastores with garden centers affected by cold, wet weather
- Consolidated sales up by 5.4 % - comparable stores sales minus 0.5 %
- Earnings below record level in previous year

In the first quarter of the current financial year (March 1 to May 31, 2005), the HORNBACH-Baumarkt-AG Group was not able to repeat the record performance reported for the equivalent period in the previous year. Similar to the overall sector, HORNBACH suffered from the wet and cold weather conditions in March 2005. Consolidated sales rose by 5.4% to € 617m, and thus fell short of expectations. Like-for-like sales at the DIY megastores with garden centers showed a slight decline of 0.5% in the first three months of the current financial year. The decline of 1.3% reported for Germany in this respect was offset by growth of 1.2% at the international HORNBACH DIY megastores with garden centers. The unsatisfactory sales situation in the first quarter, coupled with a year-on-year decline in the gross margin, means that earnings were weaker than in 2004/2005. Earnings before interest and taxes (EBIT) dropped by 28.6% to € 32.4m (previous year: € 45.4m). Consolidated earnings before taxes fell by 36.8% to € 25.6m (previous year: € 40.5m).

Key Figures HORNBACH-Baumarkt-AG Group (in € m, unless otherwise stated)	1st Quarter 2005/2006	**1st Quarter 2004/2005**	**Change in %**
Net sales	**616.7**	**585.2**	**5.4**
of which in other European countries	211.6	186.8	13.3
international share of net sales (in %)	34.3%	31.9%	
Like-for-like sales growth	-0.5%	2.2%	
Gross margin (as % of net sales)	35.7%	36.9%	
EBITDA	46.8	59.2	-21.0
as % of net sales	7.6%	10.1%	
Earnings before interest and taxes (EBIT)	32.4	45.4	-28.6
as % of net sales	5.3%	7.8%	
Consolidated earnings before taxes	**25.6**	**40.5**	**-36.8**
Consolidated net income	**16.5**	**24.2**	**-31.8**
Earnings per share (€)	1.09	1.61	-32.9
Capital expenditures	30.9	8.8	251.1
Total assets	1,357.9	1,175.3	15.5
Shareholders' equity	416.1	388.8	7.0
Shareholders' equity as % of total assets	30.7%	33.1%	
No. of employees	11,095	10,235	8.4
No. of stores	119	114	4.4
Sales area as per BHB (in 000 m²)	1,231	1,133	8.6
Average store size (in m²)	10,344	10,005	

Consolidated sales rise by 5.4 %

The net sales of the HORNBACH-Baumarkt-AG Group rose by 5.4% in the first quarter of 2005/2006 (March 1 to May 31, 2005) to reach € 616.7m (previous year: € 585.2m). The HORNBACH DIY megastores with garden centers outside Germany contributed sales of € 211.6m to this figure (previous year: € 186.8m). The international share of overall sales rose to 34.3% in the first quarter (previous year: 31.9%).

New HORNBACH DIY megastores with garden centers were opened in Malmö, Sweden, and Kosice, Slovakia, in the first three months of the financial year, in both cases with sales areas of more than 15,000 m². The number of retail outlets in the HORNBACH-Baumarkt-AG Group therefore rose to 119 during the period under report (previous year: 114). As of May 31, 2005, a total of 88 DIY megastores and garden centers were in operation in Germany. The 31 stores in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (3), Sweden (2), Slovakia (2) and Luxembourg (1). With total sales areas of around 1,231,000 m², the average HORNBACH DIY store size amounts to 10,344 m².

Like-for-like sales 0.5% down on previous year

Like-for-like sales at the Group were 0.5% lower in the first quarter of the current financial year than in the equivalent period in the previous year (plus 2.2%). In view of the overall decline witnessed by the retail sector in Germany, the German HORNBACH DIY megastores with garden centers recorded a 1.3% decline in like-for-like sales, which is primarily attributable to the downturn in sales witnessed in March 2005 as a result of weather conditions. Like-for-like sales at stores outside Germany, by contrast, rose by 1.2% in the first quarter. The sales performance increasingly improved in April and May 2005, but the growth in both months was not sufficient to compensate for March.

First-quarter earnings negatively affected by sales performance in March

As a result of the unsatisfactory business performance in the reporting period of March to May 2005, consolidated earnings before taxes showed a year-on-year decline of 36.8% to € 25.6m (previous year: € 40.5m). Earnings before interest and taxes (EBIT) dropped by 28.6% to € 32.4m (previous year: € 45.4m). Earnings before interest and taxes, depreciation and amortization (EBITDA) fell by 21.0% to € 46.8m (previous year: € 59.2m). Consolidated net income diminished by 31.8% to € 16.5m (previous year: € 24.2m). Earnings per share calculated in line with IFRS were reported at € 1.09 (previous year: € 1.61).

The decline in key operating figures in the first quarter was mainly caused by the lower level of like-for-like sales as a result of weather conditions, as well as by a year-on-year decrease in the gross margin. The gross profit fell as a percentage of sales across the Group from 36.9% to 35.7%. This principally reflects the measures taken to secure the permanent price leadership enjoyed by HORNBACH. In conjunction with the poor sales performance witnessed in March, this had a negative impact on earnings in the first quarter of 2005/2006. The company will nevertheless adhere to its long-term permanent low price strategy, regardless of seasonal sales fluctuations, so as to be able to attract customers to the HORNBACH brand on an ongoing basis.

Selling, store, general and administration expenses were on budget in absolute terms in the period from March to May 2005. As a result of sales remaining below budget, however, cost ratios deteriorated during the quarter under report.

11,095 employees

At the reporting date on May 31, 2005, there were 11,095 (previous year: 10,235) individuals across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments of € 31m

A total of € 30.9m was invested during the first three months of the current financial year (previous year: € 8.8m), primarily in land and buildings (55%) and in plant and office equipment (45%). The sharp rise in investment compared with the previous year is attributable to the increased number of new store openings in the 2005/2006 reporting year. Information as to the financing and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement in the notes to this report.

Outlook

In spite of the temporary setbacks in the company's business performance, the Board of Management considers its long-term sales development and earnings power to be stable. The growth strategy consistently implemented over many years will be maintained without any cutbacks.

HORNBACH plans a total of nine new store openings in the 2005/2006 financial year. Five locations are on the agenda in Germany: Berlin, Frankfurt am Main, Würzburg, Kiel and Munich. The HORNBACH DIY megastore with a garden center in Mannheim-Neckarau opened in 1982, which is no longer up-to-date, will be closed during the current financial year. Up to four new stores are scheduled to be opened at HORNBACH International GmbH. These relate to stores in Sweden, Slovakia, the Czech Republic and the Netherlands. The opening of the store in Alblasserdam (Netherlands), which was scheduled to take place in 2005/2006, has been subject to a further delay as a result of permit procedures, and may have to be postponed until the 2006/2007 financial year. Overall, the number of HORNBACH DIY megastores with garden centers, accounting for the closure of one location, will increase by up to eight to a total of 125.

The sales and earnings forecast for the overall 2005/2006 financial year, which was already announced in April together with the preliminary figures for 2004/2005, is to be adjusted downwards in view of business developments in the first quarter. Accordingly, the net sales generated by the HORNBACH-Baumarkt-AG Group, including those at newly opened stores, are expected to rise to almost € 2.3bn.

Taking account of the current business performance in the first quarter, the Board of Management does not anticipate that it will be possible to catch up the shortfall in earnings in the coming quarters. HORNBACH expects price competition in the DIY sector to remain tough, and has accounted for this in its earnings forecast for the current financial year. Consolidated earnings before taxes are expected to remain significantly below the record level reported for the 2004/2005 financial year (€ 68.0m).

There are two main reasons for this development. On the one hand, HORNBACH is prepared to accept a reduced gross margin in order to maintain its price leadership in the event of individual DIY competitors introducing even more aggressive pricing policies. The company can thus secure additional room for maneuver and increase the consolidation pressure within the DIY sector, even if this has a temporarily negative impact on its earnings situation. On the other hand, account also has to be taken of a higher level of pre-opening expenses, one-off project-related expenses incurred in connection with the introduction of SAP, and a lower level of disposal profits from sale and rent back transactions.

Bornheim bei Landau, June 24, 2005
– The Board of Management –

Financial Calendar for 2005

June 24, 2005	Press Conference 2004/2005 and Publication of Annual Report DVFA Analysts Conference Interim Report as of May 31, 2005
September 01, 2005	Annual General Meeting in Frankfurt am Main
September 29, 2005	Interim Report as of August 31, 2005
December 21, 2005	Interim Report as of November 30, 2005

HORNBACH

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Internet: **www.hornbach.com**

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

HORNBACH-Baumarkt-AG Group

Income Statement

	1st Quarter 2005/2006 € million	**1st Quarter 2004/2005 € million**	**Change in %**
Sales	616.7	585.2	5.4
Costs of goods sold	396.4	369.4	7.3
Gross profit	**220.3**	**215.8**	**2.1**
Selling and store expenses	170.0	149.3	13.9
Pre-opening expenses	2.3	1.5	53.3
General and administration expenses	22.1	20.8	6.3
Other income and expenses	6.5	1.2	441.7
Earnings before interest and taxes (EBIT)	**32.4**	**45.4**	**-28.6**
Net financial expenses	-6.8	-4.9	38.8
Consolidated earnings before taxes	**25.6**	**40.5**	**-36.8**
Taxes on income	9.1	16.3	-44.2
Consolidated net income	**16.5**	**24.2**	**-31.8**

HORNBACH-Baumarkt-AG Group
Balance Sheet

ASSETS	May 31, 2005 € million	%	May 31, 2004 € million	%	February 28, 2005 € million	%
A. Long-term assets	**651.8**	**48.0**	**649.7**	**55.2**	**650.9**	**51.1**
I. Intangible assets	25.4	1.9	15.6	1.3	25.5	2.0
II. Property, plant and equipment	610.0	44.9	617.6	52.5	609.8	47.9
III. Financial assets	0.2	0.0	0.8	0.1	0.2	0.0
IV. Other long-term assets	1.6	0.1	1.6	0.1	1.6	0.1
V. Deferred tax claims	14.6	1.1	14.1	1.2	13.8	1.1
B. Short-term assets	**706.1**	**52.0**	**525.6**	**44.8**	**622.9**	**48.9**
I. Inventories	454.5	33.5	428.1	36.5	426.4	33.5
II. Accounts receivable and other assets	31.8	2.3	38.6	3.3	53.3	4.2
III. Cash and cash equivalents	219.8	16.2	58.9	5.0	143.2	11.2
Total Assets	**1,357.9**	**100.0**	**1,175.3**	**100.0**	**1,273.8**	**100.0**

EQUITY AND LIABILITIES	May 31, 2005 € million	%	May 31, 2004 € million	%	February 28, 2005 € million	%
A. Shareholders' equity	**416.1**	**30.7**	**388.8**	**33.1**	**398.6**	**31.3**
I. Share capital	45.5	3.4	45.0	3.8	45.3	3.6
II. Capital reserve	126.6	9.3	122.5	10.4	124.7	9.8
III. Retained earnings	227.5	16.8	197.1	16.8	185.3	14.5
IV. Consolidated net income	16.5	1.2	24.2	2.1	43.3	3.4
B. Long-term liabilities	**555.0**	**40.9**	**331.4**	**28.2**	**560.6**	**44.1**
I. Long-term debt	495.4	36.5	279.7	23.8	501.6	39.4
II. Deferred taxes	48.3	3.6	45.0	3.8	46.8	3.7
III. Other liabilities	11.3	0.8	6.7	0.6	12.2	1.0
C. Short-term liabilities	**386.8**	**28.4**	**455.1**	**38.7**	**314.6**	**24.6**
I. Short-term debt	34.1	2.5	127.2	10.8	40.1	3.1
II. Accounts payable and other liabilities	276.9	20.3	236.8	20.1	214.2	16.8
III. Tax provisions	13.1	1.0	23.6	2.1	12.6	1.0
IV. Other provisions	62.7	4.6	67.5	5.7	47.7	3.7
Total Equity and Liabilities	**1,357.9**	**100.0**	**1,175.3**	**100.0**	**1,273.8**	**100.0**

HORNBACH-Baumarkt-AG Group
Cash Flow Statement

	1st Quarter 2005/2006 € million	**1st Quarter 2004/2005 € million**
Consolidated net income	**17**	**24**
Depreciation and amortization	14	14
Change in provisions	0	0
Profits/losses on the sale of fixed assets	-4	0
Change in inventories, accounts receivable and other assets	-26	-6
Change in accounts payable and other liabilities	78	42
Other income/expenses with no cash effect	1	4
Cash flow from operating activities	**80**	**78**
Proceeds from disposals of fixed assets	38	0
Payments for investments in tangible assets	-30	-18
Payments for investments in intangible assets	-1	-1
Cash flow from investing activities	**7**	**-19**
Receipts from capital increases	2	0
Repayment of long-term debt	-7	-10
Payments for group financing activities	0	-40
Change in short-term debt	-5	1
Cash flow from financing activities	**-10**	**-49**
Change in cash and cash equivalents	77	10
Cash and cash equivalents at March 1	143	49
Cash and cash equivalents at May 31	**220**	**59**

The change in provisions item only includes provisions whose maturity or amount is uncertain. The figure for the previous year has accordingly been adjusted by € 28m. As in the first quarter of the previous year, there were no changes to these provisions in the 1st Quarter of 2005/2006.

HORNBACH-Baumarkt-AG Group
Statement of Shareholders' Equity

First Quarter 2004/2005 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2004	**45**	**122**	**-2**	**0**	**170**	**28**	**363**
Foreign currency adjustments				1			1
Valuation of derivative financial instruments, net after taxes			1				1
Transfer to reserves					28	-28	0
Net income for the year						24	24
Balance at May 31, 2004	**45**	**122**	**-1**	**1**	**198**	**24**	**389**

First Quarter 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2005	**45**	**125**	**-2**	**3**	**185**	**43**	**399**
Foreign currency adjustments				-1			-1
Capital increase from share option plans		2					2
Valuation of derivative financial instruments, net after taxes			-1				-1
Transfer to reserves					43	-43	0
Net income for the year						17	17
Balance at May 31, 2005	**45**	**127**	**-3**	**2**	**228**	**17**	**416**

HORNBACH-Baumarkt-AG Group

Notes to the Group Interim Report as of May 31, 2005

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first three months as of May 31, 2005 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (IASB), London. Application has been made of all International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC), previously the Standing Interpretation Committee "SIC", valid as of May 31, 2005.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2005. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2004/2005 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless expressly indicated otherwise.

In March 2004, the IASB issued the new accounting standard IFRS 3 "Business Combinations" and the revised standards IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets". These require that no amortization is undertaken on capitalized goodwill or intangible assets with unlimited useful lives. Such assets are to be subject to an impairment test at least once per financial year and to be subject to exceptional amortization as appropriate. In the event of any events or circumstances indicating a reduction in the value of such assets, the impairment test is to be undertaken more frequently. The value of goodwill may not be appreciated at a later date. IFRS 3, IAS 36 (2004 revision) and IAS 38 (2004 revision) are to be applied to acquisitions undertaken on the basis of contracts concluded subsequent to March 31, 2004. In the case of acquisitions undertaken on the basis of contracts dated prior to March 31, 2004, the standards are to be applied for the first time from March 1, 2005. Scheduled amortization of goodwill amounting to € 90k was undertaken in the first quarter of the 2004/2005 financial year.

The initial application of the standards, particularly of those revised within the framework of the "Improvement Projects", has not had any significant overall impact on the depiction of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

(2) Reporting entity

There have been no changes in the reporting entity in the first quarter of 2005/2006.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first three months. The results of business operations for the first three months up to May 31, 2005 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	1st Quarter 2005/2006	1st Quarter 2004/2005	Change in %
Other operating income	9.5	5.1	86.6
Other operating expenses	3.0	3.9	-35.9
Other income and expenses	**6.5**	**1.2**	**441.7**

Other operating income primarily relates to advertising grants, income from exchange rate and payment differences, and income from transfers within the HORNBACH HOLDING AG Group. Furthermore, the income includes other non-operating income of € 3.9m resulting from the disposal of a DIY store property. The DIY store property has been rented back on a long term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

The other operating expenses principally consist of expenses relating to exchange rate and currency differences, as well as to losses incurred on the sale of fixed assets. Moreover, the item includes a non-operating expense amounting to € 0.5m in connection with the addition of a provision for disadvantageous contracts.

(5) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 91.8m at the end of the 1st quarter on May 31, 2005 (previous year: € 83.4m).

Depreciation and amortization totaling € 14.4m was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2005/2006 financial year (previous year: € 13.8m).

(6) Taxes on income

Taxes on income are structured as follows:

€ million	1st Quarter 2005/2006	1st Quarter 2004/2005	Change in %
Current tax expenses	8.1	12.6	-35.7
Deferred tax expenses	1.0	3.7	-73.0
	9.1	**16.3**	**-44.2**

(7) Share capital

In the first quarter of the 2005/2006 financial year, a total of 81,680 non-par ordinary shares in the company were issued by means of a conditional capital increase in connection with the exercising of subscription rights from the 1999 share option plan of HORNBACH-Baumarkt-AG. The issue of these new shares means that the share capital of the company has risen by € 245,040.00 to its current total of € 45,538,530.00. This is divided into 15,179,510 ordinary shares.

(8) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	May 31, 2005	**May 31, 2004**
Weighted number of shares issued	15,125,057	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	16.5	24.2
Earnings per share (in €)	1.09	1.61

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	May 31, 2005	**May 31, 2004**
Weighted number of shares issued, including potential shares with a diluting effect	15,192,304	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	16.5	24.2
Earnings per share (in €)	1.09	1.61

(9) Segment reporting

1st Quarter 2005/2006 in € million (1st Quarter 2004/2005 in € million)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**616.5**	**23.0**	**-22.8**	**616.7**
	(585.0)	(21.7)	(-21.5)	(585.2)
- Sales to external third parties	616.3	0.0	0.0	616.3
	(584.8)	(0.0)	(0.0)	(584.8)
- Sales to affiliated companies	0.2	0.0	0.0	0.2
	(0.2)	(0.0)	(0.0)	(0.2)
- Rental income from affiliated companies, internal rental income	0.0	22.8	-22.8	0.0
	(0.0)	(21.5)	(-21.5)	(0.0)
- Rental income from external third parties	0.0	0.2	0.0	0.2
	(0.0)	(0.2)	(0.0)	(0.2)
Segment earnings (EBIT)	**25.3**	**10.6**	**-3.5**	**32.4**
	(41.7)	(6.4)	(-2.7)	(45.4)
Depreciation	**9.5**	**3.0**	**1.9**	**14.4**
	(9.0)	(3.2)	(1.6)	(13.8)
EBITDA	**34.8**	**13.6**	**-1.6**	**46.8**
	(50.7)	(9.6)	(-1.1)	(59.2)

Bornheim, June 24, 2005

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Ad-hoc Announcement: June 13, 2005

FINAL

HORNBACH HOLDING AG

First-quarter earnings in 2005/2006 significantly down on previous year

Neustadt/Weinstrasse, June 13, 2005.

The earnings performance of the HORNBACH HOLDING AG Group was unsatisfactory in the first quarter of the current financial year (March 1 - May 31, 2005). This is principally due to sales at the HORNBACH-Baumarkt-AG subgroup falling short of expectations on account of poor weather conditions and to a year-on-year decline in the gross margin.

On the basis of initial preliminary figures, the earnings of the HORNBACH HOLDING AG Group for the first quarter of 2005/2006 are significantly down on the previous year:

EBITDA: € 57m (minus 16 %)
EBIT: € 40m (minus 22 %)
Earnings before taxes: € 29m (minus 30 %)

Consolidated sales (net) rose by 5.4 % to € 651 million in the first quarter of 2005/2006 (previous year: € 618m). Like-for-like sales at the DIY megastores with garden centers declined by 0.5 %. Germany reported a decline of 1.3 % in comparable store sales in the first three months, while the international HORNBACH DIY megastores with garden centers witnessed growth of 1.2 %. The like-for-like sales growth reported for the months of April and May was not sufficient to compensate for the loss of sales in March due to the wet and cold weather conditions.

The detailed report on the first quarter of 2005/2006 will be published at the Annual Press Conference on June 24, 2005.

HORNBACH-Baumarkt-AG

First quarter earnings in 2005/2006 significantly down on previous year

Bornheim bei Landau, June 13, 2005.

The earnings performance of the HORNBACH-Baumarkt-AG Group was unsatisfactory in the first quarter of the current financial year (March 1 - May 31, 2005). This is principally due to sales falling short of expectations on account of poor weather conditions and to a year-on-year decline in the gross margin.

On the basis of initial preliminary figures, the earnings of the HORNBACH-Baumarkt-AG Group for the first quarter of 2005/2006 are significantly down on the previous year:

EBITDA: € 47m (minus 21 %)
EBIT: € 32m (minus 29 %)
Earnings before taxes: € 26m (minus 37 %)

Consolidated sales (net) rose by 5.4% to € 617 million in the first quarter of 2005/2006 (previous year: € 585m). Like-for-like sales at the DIY megastores with garden centers declined by 0.5 %. Germany reported a decline of 1.3 % in comparable store sales in the first three months, while the international HORNBACH DIY megastores with garden centers witnessed growth of 1.2 %. The like-for-like sales growth reported for the months of April and May was not sufficient to compensate for the loss of sales in March due to the wet and cold weather conditions.

The detailed report on the first quarter of 2005/2006 will be published at the Annual Press Conference on June 24, 2005.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Tel.: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299
mail: axel.mueller@hornbach.com

First Half of 2005/2006

HORNBACH Group on Growth Course

Consolidated sales rise by 6.6% to almost Euro 1.3 billion / Like-for-like sales growth of 2.1% at DIY megastores with garden centers in second quarter / Improved earnings situation / Sales forecast of Euro 2.4 billion confirmed for overall year

Neustadt an der Weinstrasse, September 29, 2005. In spite of the ongoing low consumer confidence levels and tough price competition in the retail sector, the HORNBACH Group has maintained its growth course. The operator of DIY megastores with garden centers across Europe once again succeeded in achieving significant growth in consolidated sales and in generating like-for-like sales growth in the first half of the 2005/2006 financial year (March 1 to August 31, 2005). Net sales at the overall HORNBACH HOLDING AG Group rose by 6.6% in the first six months of the financial year to around Euro 1.292 billion. On account of the pleasing developments seen in the second quarter (plus 2.1%), net like-for-like sales at the 121 DIY megastores with garden centers rose by 0.8% in the first six months, thus building on the already impressive growth of 4.2% reported for the equivalent period in the previous year.

Permanent low price strategy is appropriate

The operating earnings (EBIT) of HORNBACH HOLDING AG, which is listed in the S-Dax, amounted to Euro 82.1 million at the end of the first six months. It was thus not quite possible to reach the high level reported for the previous year (Euro 95.0m). "One reason for this development can be found in the weather conditions in the early months of the year, which resulted in a weaker level of demand for gardening products," commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. Earnings were further burdened by a reduction in the gross margin on account of pricing competition remaining tough in the sector. "Our sales performance proves, however, that HORNBACH is on the right track with its permanent low price strategy", underlined the Chairman of the Board. "We can afford to be patient and will successfully survive the price battle."

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Improved earnings in the 2nd Quarter compared with the 1st Quarter

The earnings performance of the HORNBACH Group improved in the second quarter of 2005/2006 compared with the first quarter. At Euro 42.5 million, operating earnings (EBIT) for the period from June to August almost reached the previous year's level (Euro 44.2m). In the first quarter, EBIT had fallen 22% short of the previous year's figure, mainly due to poor weather conditions in March. For the overall first half-year, EBIT are 13.5% below the record figure for the past financial year. "We have made up some ground in our earnings performance, but we should not measure ourselves for the overall year against the record results seen in the previous year," commented Albrecht Hornbach.

Consolidated earnings before taxes amounted to Euro 61.1 million for the first six months, compared with Euro 78.0 million in the equivalent period in the previous year. Pre-tax earnings amounted to Euro 31.6 million in the second quarter, compared with Euro 35.7 million in the 2004/2005 financial year.

Significant increase in investments

HORNBACH HOLDING AG invested Euro 107.9 million, mainly in land and buildings, in the first half of the financial year. This is equivalent to an increase of almost 70% compared with the same period in the previous year (Euro 64.0m). Shareholder's equity rose by 3.9% to Euro 575.4 (553.7) million.

600 new jobs

A further increase has been seen in the number of employees at HORNBACH. The Group had a total of almost 11,900 employees at the end of August, around 600 more than in the previous year.

Net sales at the HORNBACH-Baumarkt-AG subgroup, which operates 121 DIY megastores with garden centers in eight European countries, rose by 6.7% in the first half to around Euro 1.218 billion. In the second quarter, sales rose by 8.2% to Euro 600.8 million. The operating earnings (EBIT) of the subgroup amounted to Euro 65.7 million in the first half (previous year: Euro 83.0m) and to Euro 33.3 million in the second quarter (previous year: Euro 37.6m).

124 DIY megastores with garden centers by February 2006

The growth in sales is principally due to the dynamic development of the international business and the opening of four new locations in Berlin, Frankfurt/Main, Malmö (Sweden) and Kosice (Slovakia). These were supplemented by a new store in Würzburg in September. Further openings will take place in Kiel, Munich and Hradec Kralové (Czech Republic). Overall, the company will be opening a eight new DIY megastores with garden centers in 2005/2006. By the end of the financial year, HORNBACH will be operating 124 DIY megastores with garden centers. This figure is set to rise to 150 by 2010.

Sales at the 18 outlets operated by the HORNBACH Baustoff Union GmbH subgroup improved in spite of the weak construction climate by 5.6% in the first half and by 4.9% in the second quarter.

Sales for overall financial year expected to rise to Euro 2.4 billion

The sales forecast of around Euro 2.4 billion at the overall HORNBACH HOLDING AG Group and of almost Euro 2.3 billion at the HORNBACH-Baumarkt-AG subgroup is confirmed. In the past financial year, HORNBACH HOLDING AG generated sales of around Euro 2.2 billion and HORNBACH-Baumarkt-AG reported sales of around Euro 2.1 billion. "We still do not expect earnings to be able to reach the high level seen in the previous year", commented Albrecht Hornbach. However, the expected profitability would remain significantly higher than the sector average. "In terms of large-scale retail formats and of the do-it-yourself sector in Germany, we are and will continue to be an extremely profitable company", stressed the Chairman of the Board of management of HORNBACH HOLDING AG.

An overview of the most important key figures:

HORNBACH HOLDING AG (Group)

Key Figures for the Group (in Euro million, unless otherwise stated)	2nd Quarter 2005/2006	2nd Quarter 2004/2005	± %	Half-year 2005/2006	Half-year 2004/2005	± %
Net sales	641.1	594.0	7.9	1,292.1	1,211.6	6.6
EBITDA	61.3	62.4	-1.8	118.2	130.1	-9.1
Earnings before interest and taxes (EBIT)	42.5	44.2	-3.7	82.1	95.0	-13.5
Consolidated earnings before taxes and minority interests	31.6	35.7	-11.5	61.1	78.0	-21.7
Consolidated net income*	17.6	17.9	-2.0	33.4	37.6	-11.2
No. of employees at HORNBACH Group				11,872	11,285	5.2
Investments				107.9	64.0	68.6

* after minority interests

(Percentage changes calculated on € 000s basis)

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

HORNBACH-Baumarkt-AG (Group)

(in Euro million, unless otherwise stated)	2nd Quarter 2005/2006	2nd Quarter 2004/2005	± %	Half-year 2005/2006	Half-year 2004/2005	± %
Net sales	600.8	555.3	8.2	1,217.5	1,140.5	6.7
of which in other European countries	216.1	183.5	17.8	427.7	370.3	15.5
Like-for-like sales growth	2.1%	6.1%		0.8%	4.1%	
Gross margin (as % of net sales)	34.7%	36.4%		35.2%	36.6%	
EBITDA	49.0	52.8	-7.2	95.7	112.0	-14.5
Earnings before interest and taxes (EBIT)	33.3	37.6	-11.6	65.7	83.0	-20.9
Consolidate earnings before taxes and extraordinary result	25.4	32.6	-22.2	51.0	73.1	-30.2
Consolidated net income	16.9	20.4	-17.0	33.4	44.6	-25.0
No. of employees				11,251	10,625	5.9
Investments				76.4	36.6	108.7
No. of stores				121	116	4.3
Sales area as per BHB (in 000 m²)				1,262	1,174	7.5
Average store size (in m²)				10,433	10,121	3.1

(Percentage changes calculated on € 000s basis)

The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG for the second quarter of 2005/2006 have been published in the "Investor Relations" section of the web pages of the HORNBACH Group at www.hornbach-holding.com.

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
E-mail: invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
E-mail: presse@hornbach.com

Internet: www.hornbach-holding.com

82-3729

Interim Report

HORNBACH-BAUMARKT-AG GROUP

FIRST HALF OF 2005/2006

(MARCH 1 - AUGUST 31, 2005)



HORNBACH

Es gibt immer was zu tun.

HORNBACH-Baumarkt-AG Group

Interim Report (IFRS) for the First Half of 2005/2006 (March 1 – August 31, 2005)

- Consolidated sales growth of 6.7% at end of first six months
- Like-for-like sales growth of 2.1% in second quarter
- Reduction in earnings shortfall compared with record previous year

In the first six months of the current financial year (March 1 to August 31, 2005), HORNBACH-Baumarkt-AG succeeded in raising its consolidated sales by almost 7%. The improved business performance in the second quarter meant that the shortfall in like-for-like sales reported for the first three months has been more than made up. Like-for-like sales grew by 2.1% across the Group in the second quarter compared with the high level reported for the previous year (2004/2005: plus 6.1%). This resulted in an overall increase of 0.8% for the first half of the financial year. Improvements have also been seen in the earnings situation as a result of this sales growth. At € 65.7m, cumulative operating earnings (EBIT) are now 21% below the record value reported for the previous year, compared with the shortfall of 29% reported for the first quarter 2005/2006. Consolidated earnings before taxes were reported at € 51.0m for the first six months (previous year: € 73.1m).

Key Figures HORNBACH-Baumarkt-AG Group (in € m, unless otherwise stated)	2nd Quarter 2005/2006	**2nd Quarter 2004/2005**	**Change in %**	1st Half 2005/2006	**1st Half 2004/2005**	**Change in %**
Net sales	**600.8**	**555.3**	**8.2**	**1,217.5**	**1,140.5**	**6.7**
of which in other European countries	216.1	183.5	17.8	427.7	370.3	15.5
Like-for-like sales growth	2.1%	6.1%		0.8%	4.1%	
Gross margin (as % of net sales)	34.7%	36.4%		35.2%	36.6%	
EBITDA	49.0	52.8	-7.2	95.7	112.0	-14.5
Earnings before interest and taxes (EBIT)	33.3	37.6	-11.6	65.7	83.0	-20.9
Consolidated earnings before taxes and extraordinary result	**25.4**	**32.6**	**-22.2**	**51.0**	**73.1**	**-30.2**
Extraordinary result	-0.1	0.0		-0.1	0.0	
Consolidated net income	16.9	20.4	-17.0	33.4	44.6	-25.0
Undiluted earnings per share (€)	1.12	1.36	-17.6	2.21	2.97	-25.9
No. of employees				11,251	10,625	5.9
Investments				76.4	36.6	108.7
Total assets				1,354.4	1,158.2	16.9
Shareholder's equity				433.8	409.1	6.0
Shareholder's equity as % of total assets				32.0%	35.4%	
No. of stores				121	116	4.3
Sales area as per BHB (in 000 m²)				1,262	1,174	7.5
Average store size (in m²)				10,433	10,121	3.1

(Percentage changes calculated on € 000s basis)

Two New Store Openings in the Second Quarter of 2005/2006

Two DIY megastores with garden centers were opened during the second quarter of the 2005/2006 financial year. In July 2005, the ninth HORNBACH location in Greater Berlin was opened in Berlin-Neukölln. In August 2005, operations commenced at the second DIY megastore with a garden center in Frankfurt am Main.

The number of retail outlets had rose to 121 as of August 31, 2005 (previous year: 116). With total sales areas of around 1,262,000 m², the average store size now exceeds 10,400m². A total of 90 stores are operated in Germany. The 31 stores in other European countries are distributed as follows: Austria (11), Netherlands (8), Czech Republic (4), Switzerland (3), Luxembourg (1), Sweden (2) and Slovakia (2).

Sales Performance

The net sales of the HORNBACH-Baumarkt-AG Group, including those generated by newly opened stores, rose by 8.2% in the second quarter (June 1 to August 31, 2005) to € 600.8m (previous year: € 555.3m). On a cumulative basis for the first six months of the financial year, consolidated sales rose by 6.7% to € 1,217.5m (previous year: € 1,140.5m). Sales at the HORNBACH DIY megastores with garden centers outside Germany rose from € 370.3m to € 427.7m in the first half of 2005/2006, thus accounting for 35.1% of overall sales (previous year: 32.5%).

During the reporting period from March to August 2005, like-for-like sales showed overall growth of 0.8%. It should be noted in this respect that like-for-like sales growth in the first six months of the previous year amounted to 4.2% and was thus already at a high level. Following the decline of 0.5% in the first quarter of 2005/2006, the second quarter saw pleasing growth momentum, with an increase of 2.1%. This was particularly true of the HORNBACH stores in other European countries, where like-for-like sales rose by 5.0% in the second quarter and by 3.0% in the first half of the financial year. With growth of 0.7% in the second quarter, the German stores were able to regain some ground and had virtually succeeded in compensating for the shortfall in the first quarter (minus 1.3%) by the end of the first six months (minus 0.4%).

In the course of the first half of 2005/2006, HORNBACH further sharpened its profile as the DIY store for project customers. This primarily involved optimizing the presentation of merchandise, as well as implementing marketing campaigns aimed at raising customer frequency levels. Moreover, in the competitive environment in which it operates in terms of pricing, HORNBACH has uncompromisingly maintained its permanent low price strategy, with which the Group differentiates itself from the discount campaigns on the part of its competitors. This pricing policy is also backed up by independent studies (Mercer Management Consulting; IfH - Institute for Retail Research). These demonstrate that although customer satisfaction levels mainly depend on price structures, it is the normal prices, rather than campaign prices, which determine the degree of such satisfaction. Retail businesses with permanently low prices are perceived by consumers as being less expensively priced overall than businesses which advertise using special offers.

Earnings Performance

The earnings performance of the HORNBACH-Baumarkt-AG Group improved in the second quarter of 2005/2006 compared with the first quarter. In the second quarter, it was possible to reduce the shortfall to the record earnings levels reported for the previous year. Account should be taken in this respect of the basis effects relating to the record year in 2004/2005 - the very pleasing performance in the previous financial year was attributable to significant earnings growth in the first half of the year.

At € 25.4m, consolidated earnings before taxes and the extraordinary result were 22.2% lower in the second quarter than in the equivalent period in the previous year (€ 32.6m). Earnings before interest and taxes (EBIT) fell by 11.6% to € 33.3m (previous year: € 37.6m).

Cumulative consolidated earnings before taxes fell by 30.2% to € 51.0m in the reporting period from March to August 2005 (previous year: € 73.1m). At € 65.7m, earnings before interest and taxes (EBIT) were 20.9% lower than in the previous year (€ 83.0m). Earnings before interest, taxes, depreciation and amortization (EBITDA) declined by 14.5% compared with the previous year to € 95.7m (€ 112.0m). The consolidated net income dropped by 25.0% to € 33.4m in the first half of 2005/2006 (previous year: € 44.6m). Earnings per share (undiluted) amounted to € 2.21, compared with € 2.97 one year earlier.

One major reason for the weaker earnings performance in the first half of the year compared with the record figures for the previous year is the lower gross margin. The gross profit of the HORNBACH-Baumarkt-AG Group fell as a percentage of net sales from 36.6% to 35.2%. This development is primarily attributable to the decline in retail prices as a result of the consistent implementation of the company's permanent low price strategy. The significant recovery in sales growth witnessed only in the second quarter is as yet insufficient to compensate for the margin loss in the year to date. Moreover, the rollout of SAP across the Group impacted negatively on store and administration expenses during the reporting period. As a result of the interest expenses relating to the corporate bond, net financial expenses also declined from € -9.9m to € -14.7m. Moreover, the higher level of pre-opening expenses resulting from the larger number of new store openings also had a negative impact on the company's earnings.

Employees

At the reporting date on August 31, 2005, there were 11,251 (previous year: 10,625) individuals across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Investments

A total of € 76.4m was invested during the first six months of the current financial year (previous year: € 36.6m), primarily in land and buildings (54%) and in office and plant equipment and software (46%). Information as to the financing and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement in the notes to this report.

Other Events during the Period under Report

Following severe storms in the Alpine region in August 2005, the HORNBACH store in Littau in Central Switzerland was devastated by flooding and subsequent mudslides. The majority of the inventories was destroyed. Thanks to the clearing up work carried out at full stretch, the DIY store was already in a position to resume normal operations on September 23, 2005. Apart from an excess amount of € 0.1m, the flooding damage and loss of operations are insured.

Outlook

The outlook for the current 2005/2006 financial year remains unchanged on the forecast provided at the end of the first quarter. Based on this forecast, the sales of the HORNBACH-Baumarkt-AG Group, including those generated by newly opened stores, are expected to rise to almost € 2.3 bn. It is still thought that the company will be unlikely to make up the earnings shortfall in the overall financial year. Consolidated earnings before taxes are therefore expected to fall significantly short of the record level reported for the 2004/2005 financial year (€ 68.0 m).

A total of eight HORNBACH DIY megastores with garden centers is scheduled to be opened in the 2005/2006 financial year. Following the opening of stores in Malmö (Sweden), Kosice (Slovakia), Berlin and Frankfurt, the third quarter will see an expansion of the store network to include stores in Würzburg, Hradec Kralové (Czech Republic) and Kiel. The opening of the first HORNBACH store in Munich is scheduled for the end of December. By the end of the financial year, HORNBACH will be operating a total of 124 DIY megastores with garden centers across the Group.

Bornheim, September 29, 2005
– The Board of Management –

Financial Calendar for 2005

December 21, 2005	Interim Report as of November 30, 2005

HORNBACH

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: Please click on our new communication platform of the HORNBACH Group to download all IR and PR contents: **www.hornbach-holding.com**

HORNBACH-Baumarkt-AG Group

Income Statement

€ million	2nd Quarter 2005/2006	2nd Quarter 2004/2005	Change in %	1st Half 2005/2006	1st Half 2004/2005	Change in %
Sales	600.8	555.3	8.2	1,217.5	1,140.5	6.7
Costs of goods sold	392.3	353.3	11.1	788.7	722.6	9.1
Gross profit	**208.4**	**202.1**	**3.1**	**428.7**	**417.9**	**2.6**
Selling and store expenses	154.4	148.1	4.3	324.5	297.4	9.1
Pre-opening expenses	3.8	3.0	27.6	6.1	4.5	37.0
General and administration expenses	22.7	19.0	19.2	44.8	39.8	12.4
Other income and expenses	5.8	5.7	2.2	12.3	6.8	80.5
Earnings before interest and taxes (EBIT)	**33.3**	**37.6**	**-11.6**	**65.7**	**83.0**	**-20.9**
Net financial expenses	**-7.9**	**-5.0**	**57.4**	**-14.7**	**-9.9**	**47.8**
Consolidated earnings before taxes and extraordinary result	**25.4**	**32.6**	**-22.2**	**51.0**	**73.1**	**-30.2**
Taxes on income	8.4	12.2	-31.7	17.4	28.5	-38.7
Consolidated earnings after taxes and before extraordinary result	17.0	20.4	-16.5	33.5	44.6	-24.8
Extraordinary result	-0.1	0.0	-	-0.1	0.0	
Consolidated net income	**16.9**	**20.4**	**-17.0**	**33.4**	**44.6**	**-25.0**

As a result of rounding up or down, there may be slight discrepancies between the figures and the respective percentages.

HORNBACH-Baumarkt-AG Group

Balance Sheet

ASSETS	August 31, 2005 € million	%	August 31, 2004 € million	%	February 28, 2005 € million	%
A. Long-term assets	**658.7**	**48.6**	**630.9**	**54.5**	**650.9**	**51.1**
I. Intangible assets	26.3	1.9	16.8	1.5	25.5	2.0
II. Property, plant and equipment	616.4	45.5	600.6	51.9	609.8	47.9
III. Financial assets	0.1	0.0	0.9	0.1	0.2	0.0
IV. Other long-term assets	1.6	0.1	1.6	0.1	1.6	0.1
V. Deferred tax claims	14.3	1.1	11.0	0.9	13.8	1.1
B. Short-term assets	**695.7**	**51.4**	**527.3**	**45.5**	**622.9**	**48.9**
I. Inventories	430.1	31.8	410.5	35.4	426.4	33.5
II. Accounts receivable and other assets	42.4	3.1	75.6	6.5	53.3	4.2
III. Cash and cash equivalents	223.2	16.5	41.2	3.6	143.2	11.2
TOTAL ASSETS	**1,354.4**	**100.0**	**1,158.2**	**100.0**	**1,273.8**	**100.0**

EQUITY AND LIABILITIES	August 31, 2005 € million	%	August 31, 2004 € million	%	February 28, 2005 € million	%
A. Shareholder's equity	**433.8**	**32.0**	**409.1**	**35.4**	**398.6**	**31.3**
I. Share capital	45.5	3.4	45.0	3.9	45.3	3.6
II. Capital reserve	126.5	9.3	122.5	10.6	124.7	9.8
III. Retained earnings	228.3	16.9	197.0	17.0	185.3	14.5
IV. Consolidated net income	33.4	2.5	44.6	3.9	43.3	3.4
B. Long-term liabilities	**509.6**	**37.6**	**334.6**	**28.9**	**560.6**	**44.0**
I. Long-term debt	451.0	33.3	283.5	24.5	501.6	39.4
II. Deferred taxes	47.4	3.5	44.3	3.8	46.8	3.7
III. Other liabilities	11.2	0.8	6.8	0.6	12.2	1.0
C. Short-term liabilities	**411.0**	**30.3**	**414.5**	**35.7**	**314.6**	**24.7**
I. Short-term debt	79.1	5.8	106.8	9.2	40.1	3.1
II. Accounts payable and other liabilities	258.9	19.1	220.1	19.0	214.2	16.8
III. Tax provisions	19.6	1.4	30.5	2.6	12.7	1.0
IV. Other provisions	53.4	3.9	57.1	4.9	47.7	3.7
TOTAL EQUITY AND LIABILITIES	**1,354.4**	**100.0**	**1,158.2**	**100.0**	**1,273.8**	**100.0**

As a result of rounding up or down, there may be slight discrepancies between the figures and the respective percentages.

HORNBACH-Baumarkt-AG Group

Cash Flow Statement

	1st Half 2005/2006 € million	1st Half 2004/2005 € million
Consolidated earnings after taxes and before extraordinary result	**34**	**45**
Depreciation and amortization	30	29
Change in provisions	0	2
Profits/losses on the sale of fixed assets	-3	0
Change in inventories, accounts receivable and other assets	-11	-9
Change in accounts payable and other liabilities	57	51
Other income/expenses with no cash effect	0	7
Cash flow from operating activities	**107**	**125**
Proceeds from disposals of fixed assets	60	5
Payments for investments in tangible assets	-73	-37
Payments for investments in intangible assets	-3	-3
Cash flow from investing activities	**-16**	**-35**
Receipts from capital increases	2	0
Receipts from taking up of long-term debt	0	12
Repayment of long-term debt	-15	-18
Payments for group financing activities	0	-71
Change in short-term debt	2	-21
Cash flow from financing activities	**-11**	**-98**
Change in cash and cash equivalents	80	-8
Cash and cash equivalents at March 1	143	49
Cash and cash equivalents at August 31	**223**	**41**

The change in provisions item only includes provisions whose maturity or amount is uncertain. The figure for the previous year has accordingly been adjusted by € 22 million.

HORNBACH-Baumarkt-AG Group

Statement of Shareholders' Equity

1st Half of 2004/2005 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2004	**45**	**122**	**-2**	**0**	**170**	**28**	**363**
Foreign currency adjustments				1			**1**
Valuation of derivative financial instruments, net after taxes							**0**
Transfer to reserves					28	-28	**0**
Net income for the year						45	**45**
Balance at August 31, 2004	**45**	**122**	**-2**	**1**	**198**	**45**	**409**

1st Half of 2005/2006 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Retained Earnings	Net Income for the Year	Total Equity
Balance at March 1, 2005	**45**	**125**	**-2**	**3**	**185**	**43**	**399**
Foreign currency adjustments							**0**
Capital increase from share option plans		2					**2**
Valuation of derivative financial instruments, net after taxes							**0**
Transfer to reserves					43	-43	**0**
Net income for the year						33	**33**
Balance at August 31, 2005	**45**	**127**	**-2**	**3**	**228**	**33**	**434**

HORNBACH-Baumarkt-AG Group

NOTES TO THE GROUP INTERIM REPORT AS OF AUGUST 31, 2005

(1) Accounting principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first six months as of August 31, 2005 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (IASB), London. Application has been made of all International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC), previously the Standing Interpretation Committee "SIC", valid as of August 31, 2005.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2005. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2004/2005 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report unless expressly indicated otherwise.

In March 2004, the IASB issued the new accounting standard IFRS 3 "Business Combinations" and the revised standards IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets". These require that no amortization is undertaken on capitalized goodwill or intangible assets with unlimited useful lives. Such assets are to be subject to an impairment test at least once per financial year and to be subject to exceptional amortization as appropriate. In the event of any events or circumstances indicating a reduction in the value of such assets, the impairment test is to be undertaken more frequently. The value of goodwill may not be appreciated at a later date. IFRS 3, IAS 36 (2004 revision) and IAS 38 (2004 revision) are to be applied to acquisitions undertaken on the basis of contracts concluded subsequent to March 31, 2004. In the case of acquisitions undertaken on the basis of contracts dated prior to March 31, 2004, the standards are to be applied for the first time from March 1, 2005. Scheduled amortization of goodwill amounting to € 154k was undertaken in the first half of the 2004/2005 financial year.

The initial application of the standards, particularly of those revised within the framework of the "Improvement Projects", has not had any significant overall impact on the depiction of the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

(2) Reporting entity

The company BM Immobilien Zeta GmbH, Bornheim, was disposed of in the second quarter. The company was removed from the reporting entity as of August 31, 2005.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first half of the financial year. The results of business operations for the first six months up to August 31, 2005 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	2nd Quarter 2005/2006	2nd Quarter 2004/2005	Change in %
Other operating income	8.6	9.3	-7.5
Other operating expenses	2.8	3.6	-22.2
Other income and expenses	**5.8**	**5.7**	**2.2**

€ million	1st Half 2005/2006	1st Half 2004/2005	Change in %
Other operating income	18.1	14.3	26.6
Other operating expenses	5.8	7.5	-22.7
Other income and expenses	**12.3**	**6.8**	**80.5**

Other operating income primarily relates to advertising grants, income from exchange rate and payment differences, and income from transfers within the HORNBACH HOLDING AG Group. Furthermore, the income includes other non-operating income of € 3.9m resulting from the disposal of a DIY megastore with a garden center and of a real estate shareholding. The DIY megastores with garden centers were rented back on a long term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

The other operating expenses principally consist of expenses relating to exchange rate and currency differences, as well as to losses incurred on the sale of fixed assets. Moreover, the item includes a non-operating expense amounting to € 0.5m in connection with the addition of provisions for disadvantageous contracts.

(5) Net financial expenses

Net financial expenses are structured as follows:

€ million	2nd Quarter 2005/2006	2nd Quarter 2004/2005	Change in %
Interest and similar income	0.9	0.1	800.0
Interest and similar expenses	8.8	5.1	72.5
Net financial expenses	**7.9**	**5.0**	**57.4**

€ million	1st Half 2005/2006	1st Half 2004/2005	Change in %
Interest and similar income	1.8	0.3	500.0
Interest and similar expenses	16.5	10.2	61.8
Net financial expenses	**14.7**	**9.9**	**47.8**

The net financial expenses as of the first half of 2005/2006 include a net expense of € 0.9m (previous year: € 0.0m) relating to the valuation of derivative financial instruments.

(6) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 179.2m at the end of the first half of the financial year on August 31, 2005 (previous year: € 167.0m).

Depreciation and amortization totaling € 30.0m was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first six months of the 2005/2006 financial year (previous year: € 29.0m).

(7) Extraordinary result

The extraordinary result includes the net expenses for the damages incurred at the DIY megastore with a garden center in Littau, Switzerland, as a result of the August floods. Initial estimates put the damages, which mainly involve inventories and office and plant equipment, at approximately € 5m. This sum is offset by equivalent income from the insurance claims submitted.

(8) Taxes on income

Taxes on income are structured as follows:

€ million	2nd Quarter 2005/2006	2nd Quarter 2004/2005	Change in %
Current tax expenses	9.3	9.2	1.1
Deferred tax expenses	-0.9	3.0	-130.0
	8.4	**12.2**	**-31.7**

€ million	1st Half 2005/2006	1st Half 2004/2005	Change in %
Current tax expenses	17.4	21.8	-20.2
Deferred tax expenses	0.0	6.7	-100.0
	17.4	**28.5**	**-38.7**

(9) Share capital

In the first half of the 2005/2006 financial year, a total of 82,480 non-par ordinary shares in the company were issued by means of a conditional capital increase in connection with the exercising of subscription rights from the 1999 share option plan of HORNBACH-Baumarkt-AG. The issue of these new shares means that the share capital of the company has risen by € 247,440.00 to its current total of € 45,540,930.00. This is divided into 15,180,310 ordinary shares.

(10) Earnings per share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	2nd Quarter 2005/2006	**2nd Quarter 2004/2005**
Weighted number of shares issued	15,180,310	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	16.9	20.4
Earnings per share (in €)	1.12	1.36

	1st Half 2005/2006	**1st Half 2004/2005**
Weighted number of shares issued	15,180,310	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	33.4	44.6
Earnings per share (in €)	2.21	2.97

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	2nd Quarter 2005/2006	**2nd Quarter 2004/2005**
Weighted number of shares issued, including potential shares with a diluting effect	15,220,064	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	16.9	20.4
Earnings per share (in €)	1.11	1.36

	1st Half 2005/2006	**1st Half 2004/2005**
Weighted number of shares issued, including potential shares with a diluting effect	15,220,064	15,011,500
Consolidated net income allocable to the shareholders in HORNBACH-Baumarkt-AG (in € million)	33.4	44.6
Earnings per share (in €)	2.20	2.97

(11) Segment reporting

1st Half of 2005/2006 in € million (1st Half of 2004/2005 in € million)	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,217.1**	**46.9**	**-46.5**	**1,217.5**
	(1,140.1)	(44.0)	(-43.6)	(1,140.5)
- Sales to external third parties	1,216.8	0.0	0.0	1,216.8
	(1,139.7)	(0.0)	(0.0)	(1,139.7)
- Sales to affiliated companies	0.3	0.0	0.0	0.3
	(0.4)	(0.0)	(0.0)	(0.4)
- Rental income from affiliated companies, internal rental income	0.0	46.5	-46.5	0.0
	(0.0)	(43.6)	(-43.6)	(0.0)
- Rental income from external third parties	0.0	0.4	0.0	0.4
	(0.0)	(0.4)	(0.0)	(0.4)
Segment earnings (EBIT)	**53.8**	**18.0**	**-6.1**	**65.7**
	(76.3)	(11.9)	(-5.2)	(83.0)
Depreciation	**19.1**	**7.0**	**3,9**	**30.0**
	(18.8)	(7.0)	(3.2)	(29.0)
EBITDA	**72.9**	**25.0**	**-2.2**	**95.7**
	(95.1)	(18.9)	(-2.0)	(112.0)

Bornheim, September 29, 2005

- The Board of Management -

Ad-Hoc Announcement

Changes in the Board of Management

The Supervisory Board of Hornbach-Baumarkt-AG today acknowledged and approved the statement by Mr. **Bernd Rob** that he would retire from the Board of Management with immediate effect. The Supervisory Board thanked Mr. Rob for the high degree of commitment he had shown to the company. Mr. Rob will depart from the company as of September 30, 2005. His responsibilities (stores, store organization, human resources) will be assumed by the other members of the Board of Management. Particularly in view of the high level of integration in the store organization resulting from the successful introduction of modern information and management systems, the relevant position on the Board of Management is not expected to be reoccupied. The Board of Management will with immediate effect consist of five members with **Steffen Hornbach** as Chairman.

Frankfurt am Main, September 1, 2005

Supervisory Board and Board of Management